5/13


05007861

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mercantil

*CURRENT ADDRESS

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4648 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dw

DAT : 5/13/05

MERCANTIL
SERVICIOS FINANCIEROS

2004 Annual Report




82-4648
ARIS
12-31-04

It's about MERCANTIL

Mercantil Servicios Financieros
years of service

The theme of this report's cover page is based on the advertising campaign "It's about your life...it's about MERCANTIL", which highlights that "MERCANTIL is one for all" to reinforce its distinctiveness as an institution that offers services to clients in every market segment and is close to the different sectors of the community it serves, such as educational, health, cultural and religious, among others, based on the solutions it provides to the financial and social needs, conveying that MERCANTIL exists because of the people, to whom it offers stability and trust.

MERCANTIL
SERVICIOS FINANCIEROS

Annual Report 2004

Contents



SEC MAIL PROCESSING
RECEIVED
MAY 1 0 2005
WASH. D.C.
183
SECTION



Mercantil Servicios Financieros (MERCANTIL)

Mercantil Servicios Financieros (MERCANTIL) is a Venezuelan holding company whose main subsidiaries are Banco Mercantil, C.A. (Banco Universal); Commercebank, N.A., Banco Mercantil (Schweiz) AG, in Zurich, Switzerland; Seguros Mercantil and Merinvest Sociedad de Corretaje.

The mission of Mercantil Servicios Financieros is to *"Fulfill the needs of the clientele and communities where Mercantil has presence by providing excellent financial products and services in different market segments, enhancing shareholder value and employing available resources soundly and efficiently".*

March 2005, marked MERCANTIL's eightieth anniversary of national and international financial activity, conducted through its subsidiary Banco Mercantil in Venezuela.

MERCANTIL is Venezuela's leading financial services provider and operates in 10 countries in the Americas and Europe. Its subsidiaries are Banco Mercantil (Banco Universal) with 297 branches in Venezuela, 2 agencies in Miami and New York, 1 branch in Curaçao and 5 representative offices in Bogotá, Lima, México, Sao Paulo and London; Commercebank, N.A., a commercial bank in the United States with 10 offices in southern Florida, 1 branch in New York, and 2 representative offices in Houston and Tampa; Banco Mercantil Venezolano in Curaçao, Banco del Centro in Panama, BMC Bank & Trust Limited in the Cayman Islands and Banco Mercantil (Schweiz) A.G. in Zurich, Switzerland; Merinvest, Sociedad de Corretaje, Investment Banking in Venezuela; Seguros Mercantil which provides equity, life and health insurance services and Mercantil Inversiones y Valores, a holding for other minority investments.

Right from the outset, not only has Mercantil participated intensely in the commercial, agriculture and industrial segments in Venezuela, but it has also played an important role through Fundación Mercantil in diverse sectors of the community, firmly asserting its commitment to the country. Moreover, it is involved in community activities in southern Florida, USA, through Commercebank, N.A.

MERCANTIL's Stock Performance

Caracas Stock Exchange: MVZ NYSE Level 1 ADR: MSVFY	December 31 2004 US$	December 31 2004	December 31 2003	December 31 2002	December 31 2001	December 31 2000
Earnings per share[1]	0.4	Bs. 679	Bs. 473	Bs. 332	Bs. 127	Bs. 61
Closing prices						
Class A share	1.8	Bs. 3,500	Bs. 2,550	Bs. 1,575	Bs. 947	Bs. 910
Class B share	1.8	Bs. 3,500	Bs. 2,400	Bs. 1,475	Bs. 770	Bs. 759
Market value /Profit per share [1]						
Class A share		5.2	5.4	4.7	7.5	14.9
Class B share		5.2	5.1	4.4	6.1	12.4
Book value [2]	1.7	3,285	2,248	2,319	1,611	1,534
Market value/Book value [2]						
Class A share		1.07	1.1	0.7	0.6	0.6
Class B share		1.07	1.1	0.6	0.5	0.5
Number of outstanding shares						
Class A share		298,827,135	299,958,849	215,131,212	206,727,524	201,031,960
Class B share		216,127,508	250,040,470	179,092,666	172,834,849	168,105,820
Daily Average Traded Volume (Shares)						
Class A share		104,187	63,986	43,287	82,262	125,509
Class B share		235,748	59,699	55,287	198,162	161,784
Paid Dividends						
In stock *(new shares for each share held)*		-	2 for each 5	1 for each 15	1 for each 15	1 for each 10
In cash *(Bs. per share)*[1]	0.03	Bs. 59	Bs. 50	Bs. 50	Bs. 38	Bs. 22
Cash dividends for the year /Market value (%)						
Class A share		1.7	2.0	3.2	4.0	2.4
Class B share		1.7	2.1	3.4	4.9	2.9

[1] Calculated over weighted average shares (issued shares minus repurchased shares).
[2] Calculated over outstandinh shares (issued shares minus repurchased shares).

Market quote for MERCANTIL Class A and B shares vs. Caracas Securities Index



Bs. 4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
Price MVZ A
Price MVZ B
IBVC
12/31/99
06/30/00
12/31/00
06/30/01
12/31/01
06/30/02
12/31/02
06/30/03
12/31/03
06/30/04
12/31/04

Financial Highlights

Earnings *(In millions, except for percentages and Other Indicators)*	December 31 **2004** US$	December 31 **2004** Bolivars	December 31 **2003** Bolivars	December 31 **2002** Bolivars	December 31 **2001** Bolivars	December 31 **2000** Bolivars
Balance Sheet [1]						
Total Assets	8,932	17,106,006	11,966,141	9,291,718	5,625,606	4,895,519
Loan Portfolio, Net	3,818	7,312,323	4,572,842	3,916,016	2,480,701	2,226,135
Deposits	7,214	13,816,310	9,601,033	7,360,066	4,403,965	3,805,825
Shareholders' Equity	883	1,691,379	1,236,294	914,277	611,391	566,076
Income Statements [2]						
Financial Margin, Net	420	792,752	601,888	473,280	377,959	315,404
Commissions and Other Income	265	501,096	371,133	324,450	148,724	102,589
Operating Expenses	498	941,159	720,487	591,232	450,867	378,572
Net Income	194	366,207	254,720	180,199	70,702	34,905
Profitability Indicators (%)						
Gross Financial Margin /Average Financial Assets		6.7	8.2	9.5	10.9	12.5
Commissions and Other Income / Total Income		40.1	34.8	37.6	26.8	23.5
Net Earnings for the Year/Average Equity (ROE)		23.6	23.6	23.2	12.0	6.3
Net Earnings for the Year /Average Assets (ROA)		2.6	2.4	2.4	1.3	0.9
Capital Adequacy Indicators (%)						
Equity/Risk-Weighted Assets (regulatory minimum 8%) [3]		17.9	19.9	15.9	16.6	20.3
Equity/Risk-weighted Assets (BIS) [4]		18.9	20.9	14.9	16.6	20.7
Equity/Assets		9.9	10.3	9.8	10.9	11.6
Loan Portfolio Quality Indicators (%)						
Past-Due and Non-Performing Loans /Gross Loan Portfolio		0.8	1.9	2.6	3.0	3.2
Allowances for Loan Losses/Past-Due Loans + Non-Performing Loans		306.0	234.4	175.4	179.4	155.0
Allowances for Loan Losses/Gross Loan Portfolio		2.6	4.4	4.5	5.3	5.0
Efficiency Indicators (%)						
Operating Expenses / Average Total Assets		6.3	6.5	7.8	8.4	9.6
Operating Expenses /Gross Financial Margin + Commission and Other Income		64.4	59.7	61.3	74.3	82.7
Liquidity Indicators (%)						
Cash and Due from Banks/Deposits		9.4	10.8	9.9	16.8	17.6
Cash and Due from Banks and Investment Portfolio/Deposits		65.6	69.8	63.5	56.7	53.8
Other Indicators (%)						
Total Loan Portfolio/Deposits		54.3	49.8	55.7	59.5	61.6
Financial Assets /Total Assets		88.9	86.6	87.1	79.1	77.1
Financial Assets/Deposits		110.1	107.9	109.9	101.0	99.2
Number of Employees						
Employees in Venezuela		7,181	6,899	7,772	7,669	7,919
Employees abroad		694	665	586	548	533
Banking Distribution Network						
Branches in Venezuela		332	293	320	342	387
Branches Abroad		18	22	21	16	14
Representative Offices		5	5	5	5	5

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2004 of Bs.1,915.20/US$1
(2) Information in US$ translated at the average exchange rate for the year 2004 of Bs.1,888.60/US$1
(3) In accordance with the standards of the Superintendency of Banks and Other Financial Institutions in Venezuela
(4) Calculated using the Consolidated Financial Statements adjusted for inflation up to 1999, in accordance with International Accounting Standard N° 29 (IAS29) and in keeping with the Basel Committee on Banking Supervision of the Bank for International Settlements

Board of Directors

Principal Directors

Gustavo A. Marturet
Chairman and CEO

Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Víctor J. Sierra A.

Alternate Directors

Luis A. Sanabria U.
Oscar A. Machado K.
Eduardo Mier y Terán
Luis Esteban Palacios W.
Gustavo Galdo C.
Rafael T. Hernández
Miguel A. Capriles L.
Gonzalo Mendoza M.
Germán Sánchez Myles
Luis A. Marturet M.
Carlos Hellmund B.
Gustavo Machado C.
Francisco Monaldi M.
Federico Vollmer A.
Guillermo Sosa S.
Alfredo Irigoin

Secretary Guillermo Ponce Trujillo

Alternate Secretary Julio Peña Bacalao

Principal Statutory Auditors

Eduardo Elvira
Francisco Torres Pantin

Alternate Statutory Auditors

Leopoldo Machado Espinoza
Alexis R. Alfonzo Pino

Legal Representative Luis Alberto Fernandes

Alternate Legal Representative Pedro Reyes O.

Administration

Gustavo A. Marturet*
Chairman and CEO

Alejandro González Sosa*
Chief Financial Officer

Nerio Rosales Rengifo*
Global Middle Market and Retail Banking Manager

Philip Henríquez*
Global Corporate and Investment Banking Manager

Alberto Benshimol*
Insurance and New Financial Businesses Manager

Armando Leirós R.*
Global Operations and Technology Manager

Guillermo Villar*
Global International Operations and Asset Management Manager

Millar Wilson*
Global Chief Risk Officer

Luis Calvo Blesa*
Office of the Presidency Manager

Luis Alberto Fernandes
General Counsel

Toribio Cabeza León
Audit Manager

Guillermo Ponce Trujillo
Secretary of the Board of Directors

Julio Peña Bacalao
Alternate Secretary

Juan Livinalli
Compliance Officer

Salvador Chang
Strategic Planning Manager (E)

* Member of the Executive Committee

Note: Pursuant to the Bylaws provisions and by a Board of Directors' resolution, there exist Audit, Compensation, and Risk Committees comprised of Independent Directors and the Chairman. The Committees' functions and membership are explained in the Corporate Governance chapter.

NOTICE OF ORDINARY GENERAL SHAREHOLDERS' MEETING

MERCANTIL SERVICIOS FINANCIEROS, C.A.
Authorized Capital Bs. 165,855,930,000.00
Subscribed and Paid-In Capital Bs. 82,490,083,500.00
Caracas - Venezuela

Notice of an Ordinary Meeting of Shareholders was issued by agreement of the Board Directors. It is to be held at the Company's headquarters at Avenida Andrés Bello N°1, Edificio Mercantil, on March 16, 2005, at 5:00 p.m. The items on the agenda are:

1. Examination of the Report submitted by the Board of Directors and the Company's Audited Financial Statements at December 31, 2004, following a review of the Statutory Auditors' Report.
2. Appoint the Board's Officers and their Alternates in accordance with the Company by-laws and set their remuneration.
3. Appoint the Statutory Auditors and their Alternates and set their remuneration.
4. Consider the "Proposal for the Eleventh Phase of the Company's Stock Repurchase Program" submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary Shareholders Meeting on March 16, 2005."
5. Consider the "Proposal to declare Mercantil Servicios Financieros, C.A. cash dividends and share dividends, submitted by the Board for consideration by the Ordinary General Meeting of Shareholders on March 16, 2005."
6. Consider the "Proposal submitted to the Board of Directors that Mercantil Servicios Financieros, C.A. increase its subscribed and paid-in capital, acting within the attributions conferred upon it by Article 71 of the Capital Market Law, for consideration by the Ordinary General Meeting of Shareholders on March 16, 2005."

Note: The shareholders are hereby informed that the Balance Sheet, Income Statement. Statement of Capital Account Movement and Statement of Cash Movements for the year ended December 31, 2004, duly examined by External Auditors Espiñeira, Sheldon y Asociados; the Statutory Auditors' Report, the Board of Directors Report, the "Proposal for the Eleventh Phase of the Company's Stock Repurchase Program submitted by the Board of Directors of Mercantil Servicios Financieros, C.A. for consideration by the Ordinary Shareholders Meeting on March 16, 2005," the Proposal to declare Mercantil Servicios Financieros, C.A. cash and share dividends, submitted to the Board of Directors for consideration at the Ordinary General Shareholder's Meeting on March 16, 2005, the "proposal that Mercantil Servicios Financieros increase its capital, submitted by the Board of Directors, acting within the attributions conferred upon it in Article 71 of the Capital Market Law, for consideration by the Ordinary General Meeting of Shareholders on March 16, 2005,"and the short-list of three candidates for each Statutory Auditor and Alternate, will be available at the Secretariat of the Board of Directors of the Company, located at Avenida Andrés Bello N° 1, Edificio Mercantil, 35th floor, Caracas, 15 days prior to the Meeting. In accordance with the provisions of the Company's Bylaws, the shareholders are hereby informed that for each group of Common "A" shares representing at least twenty percent ((20%) of the capital subscribed by those shares, they are entitled to nominate and appoint the corresponding Directors and their corresponding Alternates.

Caracas, February 21, 2005

p.p Mercantil Servicios Financieros, C.A.



Guillermo Ponce Trujillo
Secretary of the Board of Directors



Caracas, February 21, 2005
Dear Shareholders:

We are pleased to inform you of the consolidated results and the principal activities of Mercantil Servicios Financieros for the second semester of 2004 and for the full year ended December 31, 2004.

The financial statements of Mercantil Servicios Financieros contained in this report consolidate the activities of its subsidiaries and were prepared in accordance with the standards of the National Securities Commission (CNV). They are also included as supplementary information in keeping with the accounting standards generally accepted in Venezuela.

These statements have been examined by the Company's external auditors Espiñeira, Sheldon y Asociados, whose separate report can be found in the inside back cover of this report.

At the time this report is being published, the subsidiary Banco Mercantil in Venezuela, is reaching its 80th anniversary, 1925/2005. Mercantil Servicios Financieros is proud to have served its clientele through this subsidiary with the high levels of excellence, commitment and quality of service that are characteristic of Mercantil.

Financial Statements

In conformity with the guidelines of the National Securities Commission (CNV), profits for the year were Bs. 366,207 million (US$ 194 million, at the average official exchange rate of Bs. 1,888.6/US$1), Bs. 221,278 million corresponding to the first semester and Bs. 144,929 million to the second semester. This is 43.8% more than in 2003, when profits were Bs. 254,720 million (US$ 160 million, at the average official exchange rate of Bs. 1,596/US$1).

The main contributors to these profits are Banco Mercantil, with Bs. 271,175 million, Commercebank Bs. 48,462 million, Merinvest Bs. 19,425 million, Holding Mercantil Internacional Bs. 3,265 million and Seguros Mercantil Bs. 30,761 million.

Total Assets were Bs. 17,106,006 million (US$ 8,932 million, at the official exchange rate of Bs. 1,915.2/US$ 1), 43.0% above the level recorded in December 2003. Equity at the close of 2004 was Bs. 1,691,379 million (US$ 883 million, at the official exchange rate of Bs. 1,915.2/US$1), 36.8% higher than the December 2003 amount.

MERCANTIL's main indicators are constantly improving, as shown by the quality of the Loan Portfolio, measured by the ratio of Past-Due and Non-Performing loans to the Total Gross Loan Portfolio which remained at very favorable levels. This index was down to 0.8%, from 1.9% at the close of 2003. The rate of coverage was 306%, up from 234.4% at the end of 2003.

In an endeavor to rationalize operating expenses, efforts continued to be addressed at improved efficiency as reflected in the maintenance of the following ratios.

The Efficiency Ratio, calculated by dividing Operating Expenses by Average Assets was 6.3%, versus 6.5% in 2003, and the Efficiency Ratio, calculated by dividing Operating Expenses by Total Revenues was 64.4%, versus 59.7% in 2003.

The ratio of Capital/Risk-Weighted Assets was 17.9% (19.9% in 2003), the regulatory minimum being 8%. This ratio is determined according to the guidelines of the National Securities Commission (CNV) which are similar to those established by the Basel Committee on Banking Supervision of the Bank for International Settlements.

During the second semester, the third and fourth portions of the ordinary cash dividend were paid, totaling Bs. 8,783,766,152.00 (Bs. 16.00 per share). This, together with the sums paid in the first semester, which correspond to the first and second portion of the ordinary cash dividend and the extraordinary cash dividend, amounted to Bs. 32,427,833,566.00 (Bs. 59.00 per share), and exceeded the requirements of the Capital Market Law. In fact, the payment of the first portion of the ordinary cash dividend alone, met the obligation on dividend payment in cash as provided for in that Law and alon with the second portion of the ordinary cash dividend the total obligation on dividend payment was met. Net earnings per share were Bs. 679 (US$ 0.36), a positive variation of 43.5% compared to 2003.

The Repurchase Plan implemented from May 2000 has continued. As of December 31, 2004 there are 34,979,247 treasury shares held by the company, of which 1,046,287 are common "A" shares and 33,932,960 common "B" shares.

Under the Stock Repurchase Program, on December 1, 2004, Mercantil Servicios Financieros, C.A. acquired 33 million common class "B" shares from JPMCC Belgium SCA and Sixty Wall Street Fund LP. These companies are related to JP Morgan Chase Bank which had held this investment in its medium-term portfolio since 1997. This acquisition was made in accordance with an authorization and mandate by the Ordinary General Shareholders' Meeting approving the Tenth Phase of the Repurchase Program. It falls within the objectives established in that Program, by permitting all shareholders to have a greater share of MERCANTIL's capital and thus to benefit from Mercantil Servicios Financieros, C.A.'s excellent prospect for growth in the years to come. It should also be stressed that the price paid was the market price at that date, Bs. 3,500.00 per share, which was below the maximum price reached per share for the 60-day period prior to the operation (Bs. 3,950, on October 15, 2004) and well below the maximum price authorized by the Shareholders' Meeting (Bs. 4,700.00).

On October 19, 2004, the National Securities Commission (CNV) authorized Mercantil Servicios Financieros to implement a price stabilization mechanism for its shares on the Caracas Stock Exchange.

The purpose of this mechanism is to offer MERCANTIL shareholders the opportunity to participate in a market with sufficient depth and liquidity to ensure as little volatility and as much efficiency as possible when establishing share prices. MERCANTIL has not yet used this mechanism but is in the process of preparing policies to govern its implementation.

Risk rating companies Fitch Venezuela and Clave Sociedad Calificadora de Riesgo, improved their rating for the Commercial Paper issued by the company to A2. The Unsecured Bonds issued in 2004 were also rated A2.

Fitch Ratings assigned Commercebank the investment grade category, as well as a BBB rating to Commercebank as issuer of deposits and BBB- for long-term debt, stressing the sound quality of its assets and capital position, its stable deposits base and satisfactory financial performance. Another of the strengths highlighted was the fact that Commercebank is a subsidiary of Mercantil Servicios Financieros with a long history of excellence as a financial group, high- level management and sophisticated risk control systems

Economic Climate

The world economy picked up in 2004 and global GDP is now expected to grow by a little under 4% GDP (versus 2.6% in 2003). The United States and China were the driving forces behind this expansion which were instrumental all year long in driving commodity prices upwards, benefiting a number of countries, particularly in South America, but affecting those in Central America and the Caribbean that lack raw materials. Still, the world economy grew asymmetrically compared with the rate of economic activity in East Asia, with the Euro-Zone's lack of dynamism.

The U.S. economy expanded by 4.4%, with far higher GDP than in 2003 and 2002 (3% and 1.9% respectively) attributable not only to the continued expansion in the consumption of durables, but also to a significant upturn in private investment. Despite the growth in GDP, the unemployment rate reached 5.4%, not significantly lower than in December 2003. Consumer inflation, on the other hand, reached 2.7%. In an attempt to prevent the inflation rate from rising as a result of higher energy costs, the Federal Reserve adjusted interest rates, raising them by 0.25% five times between June and December, to 2.25% at year end.

The Venezuelan economy grew by 17.3%, after slowing down throughout 2002 and 2003 (16.5%). Average unemployment was 15.1%, three percentage points below the 2003 rate. Consumer inflation was also down, accumulating 19.2%, (27.1% in 2003). The economic recovery occurred amid considerable uncertainty in the political climate, rising oil prices, flexibilization of exchange and price controls and significant growth of public and private internal aggregate demand, induced by a strong expansion of public spending and bank loans. Oil prices remained high, averaging 33.6 US$/b at year end, almost seven dollars above the average quotation for 2003 and far higher than was budgeted for 2004 (20 US$/b). This provided the country with enormous resources from the export of crude and by-products, estimated at US$ 33 billion, and International Reserves which reached US$ 23,5 billion. This ample provision of external assets was behind the decision to make more foreign exchange available. The banks' increased liquidity and greater cash and equivalents helped bring interest rates down. The commercial and universal banks expanded credit by 74.5% in real terms, compared with the 12.9% drop recorded in 2003.

Corporate Governance

In order to continue to strengthen the culture on Corporate Governance at MERCANTIL, in December 2004, members of the Board of Directors, the Executive Committee and MERCANTIL's Senior Management attended a Seminar on new worldwide trends and best practices in this field.

The program was organized by the Institute of International Finance based in Washington, at the request of MERCANTIL. This institute has considerable experience on the subject and holds events like this on a regular basis. The topics were presented by some outstanding speakers including representatives of the bank-regulators in the United States of America, members of important legal and financial consulting firms, academics with experience in settlement of conflicts involving corporate interests and corporate governance, and members of major world capital markets firms (investment banks and risk rating agencies).

Products and Services

In the area of MERCANTIL's strategic positioning to 2008, the new corporate and global structure was established to support the development of business and activities in Venezuela and at the foreign branches. The main challenges are to maintain an adequate risk profile, continue with the cost reduction policy and offer top quality services.

Banco Mercantil developed the first pre-paid card to be used abroad, and made available the virtual E-Card in two different versions – pre-paid and credit – for use exclusively on the Internet, with a security mechanism that enables the customer to activate and de-activate it at will.

The Mercantil Call Center (CAM) gradually expanded its data query and update service, incorporating options to channel complaints on trust funds, orders concerning the Merinvest brokerage account, and queries on the exchange control procedures for obtaining foreign currency from CADIVI, as well as short messaging services (SMS). It can also be used for campaigns, for instance to increase credit card limits and update information for different plans and products.

The Program to Boost the Competitive Capacity of Small and Medium Companies (Coninpyme) continued and a second inter-institutional cooperation agreement was signed with CONINDUSTRIA, incorporating three new programs: PADE in association with the Andean Development Corporation (CAF) targeted at exporting companies; the Business Community Program), for company's supplier or customer networks, and Paipymepard in which PDVSA contractors participate.



Mercantil Servicios de Inversión created the new Mercantil Acciones Global Portfolio following the merger between two portfolios – Mercantil Wall Street and Mercantil Acciones – to help customers diversify their investments, including European assets. It also relaunched the Crecer Mercantil Plan which offers the advantage of being able to invest in Mercantil's Fixed Income Portfolio, with excellent yields and a low level of fluctuations in the past, thanks to its high level of liquidity since investments can be recovered without any charge.

During the year, and in accordance with the respective authorizations obtained, Mercantil Servicios Financieros, through Merinvest Sociedad de Corretaje de Valores and Banco Mercantil placed 15 series of unsecured bonds corresponding to issues 2004-I, 2004-II, 2004-III and 2004-IV totaling Bs. 63,675 million. It also placed 10 series of commercial paper corresponding to issues 2003-I y 2003-II, totaling Bs. 35,908 million, through Merinvest Sociedad de Corretaje de Valores.

Commercebank expanded its global services in the trust fund area with the start of Commercebank Trust Company, N.A.'s operations, offering its customs more options to diversify their investments and benefit from the advantages of trust fund planning.

Seguros Mercantil launched its innovative policy in dollars for medical services, Mercantil Global Benefits, with international coverage up to US$ 1,000,000, or its equivalent in bolivars, offering hospitalization, surgery and maternity expenses for the policy-holder and family.

MERCANTIL, through Innovex, Capital en Tecnología, C.A., a company incorporated in association with CANTV and SIEMENS, promoted the second edition of the Competition Ideas, sponsored by leading companies in the economy and aimed at supporting the generation of new businesses, providing training for leading executives in these businesses, and making a positive impact in Venezuela. Over 800 participants attended the event, demonstrating the general interest in this type of opportunity.

Social Responsibility

MERCANTIL develops and supports, either directly or through its subsidiaries, different Social Projects and Programs, especially in the field of education, society and culture, constantly strengthening its commitment to society as part of its corporate values. Through Fundación Mercantil, and in alliance with Fundación de Edificaciones Educativas (FEDE), it has been running the Give your School a Helping Handing ("Ponle Cariño a Tu Colegio") program for 23 years.

This year, to encourage financial self-management by the beneficiary institutions, it created the Special Foundation Funds Program and entered into agreements with the following foundations: Friends of children with cancer (Amigos del Niño con Cáncer), Cardiofriends (Cardioamigos), Universidad Católica Andrés Bello and Universidad Católica Santa Rosa.

Acknowledgments

We are proud of the acknowledgments given to Banco Mercantil. For the fourth year running it was rated "Best Bank in Venezuela" by Latin Finance.

Also for the fourth year, the North American magazine Global Finance voted it "Best Bank in Venezuela," for the third time "Best Foreign Exchange Bank" and for the second time "Best Trade Finance Bank."

The publication Emerging Markets selected it as "Best Trade Finance Bank in the Andean Region."

The PC News & Report publishing group awarded MERCANTIL its "The Best in Dot Com" prize in the category "Best Internet Bank."

A survey by América Economía of customers in Latin America's financial sector rated Mercantil as the bank offering the highest quality services in Venezuela.

Universidad Católica Andrés Bello awarded MERCANTIL the "Order of Universidad Católica Andrés Bello" for its active participation in the development of this University and for supporting its strategic initiatives.

For the second year running, the PC News & Report publishing group awarded Seguros Mercantil its "Lo Mejor de Punto Com" prize for the "Best Insurance Website."

During the first semester, Mercantil Servicios Financieros came in 1,861 of 2000 in Forbes magazine's May 2004 ranking and the only Venezuelan firm on that list. The British publication The Banker rated it 514th in its Top 1000 ranking worldwide and the leading financial institution in Venezuela. It was Number 14 on the list of Latin America's 25 most important financial institutions and the only Venezuelan one on that list. This reflects our Company's day-to-day effort to continue to offer the most innovative and timely financial solutions, and is an additional incentive for us to strive for excellence.

Prevention and Control of Money Laundering

Anti-Money Laundering Prevention and Control continues to be an issue to which MERCANTIL pays special attention, keeping up to date on internal control and supervision mechanisms to detect money laundering at the earliest opportunity. These have been especially developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest, given the nature of each of these subsidiaries' activities.

Relations between bank officials and employees have continued to evolve within the traditional spirit of harmony and cooperation and the Board of Directors wishes to acknowledge them for their efficiency and dedication.

Pursuant to a Resolution passed by the National Securities Commission (CNV), the contents of form CNV-FG-010 shows the remunerations paid to Company Directors and Executives during the second semester amounting to Bs. 892,158,555.00.

During the year, a number of Alternate Directors attended Board meetings, either standing in for Directors in their absence, or as observers. On the occasion of the Chairman's temporary absences, some of his CEO functions were designated to members of the Executive Committee.

Yours sincerely,

Gustavo A. Marturet
Gustavo J. Vollmer H.
Alfredo Travieso P.
Luis A. Romero M.
Timothy Purcell
Gustavo J. Vollmer A.
Jonathan Coles
Víctor Sierra A.



STATUTORY AUDITORS' REPORT

Caracas, February 15, 2005
To the Shareholders of
Mercantil Servicios Financieros, C.A.
Caracas.

Dear Shareholders,

In our capacity as Statutory Auditors of this Company and in conformity with the provisions of Articles 287 and 311 of the Commercial Code, we are pleased to inform you that we have examined the consolidated balance sheet of Mercantil Servicios Financieros, C.A. and its subsidiaries as of December 31, 2004 and the related consolidated income statements and changes in shareholders' equity and cash flows for the period then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

Our examination was conducted in accordance with generally accepted auditing standards and accordingly included selective tests of the accounting records and other audit procedures we considered necessary in the circumstances. We have also taken into account the Report of external auditors "Espiñeira, Sheldon y Asociados" for the same period, which should be treated as an integral part of this report, with whose content we agree, and which we attach hereto.

Based on our analysis, we take the liberty of pointing out that the Company maintains adequate controls over its loan and investment portfolios which are subject to ongoing analysis and monitoring with a view to creating the appropriate provisions. The Company likewise maintains the provisions prescribed in its Bylaws and declares and pays the dividends to which it is obligated under its Bylaws and the Law. Furthermore, the Company's established internal accounting controls and policies justify our conclusion that there is no current or potential risk of conditions likely to weaken its financial position.

In our opinion, the aforementioned consolidated financial statements present fairly the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2004 and the results of their operations and cash flows for the period then ended, in conformity with the National Securities Commission's standards. The Company presents financial statements drawn up in accordance with generally accepted accounting principles issued by the Federation of Venezuelan Public Accounting Associations as complementary information.

We would like to express our appreciation for the confidence you have placed in us, and remain at your service.

Yours faithfully,



Eduardo Elvira
Statutory Auditor



Francisco Torres Pantin
Statutory Auditor

Enclosure: Report of "Espiñeira, Sheldon y Asociados".

Financial Statements

(Pursuant to Superintendency of Banks Standards)

Unconsolidated *Balance Sheet*

(In millions of Bs.)

	December 31 2004 Bolivars	December 31 2003 Bolivars	December 31 2002 Bolivars
Assets			
Cash and Due from Banks	163	55	1,021
Investment Portfolio	1,946,441	1,358,472	991,568
Other Assets	(18,496)	(6,648)	6,625
Total Assets	1,928,108	1,351,879	999,214
Liabilities and Shareholder's Equity			
Unsecured Bonds and Commercial Papers	105,577	97,482	70,000
Other Liabilities	131,152	18,103	14,937
Total Liabilities	236,729	115,585	84,937
Shareholder's Equity	1,691,379	1,236,294	914,277
Total Liabilities and Shareholder's Equity	1,928,108	1,351,879	999,214

Unconsolidated *Income Statement*

(In millions of Bs.)

	December 31 2004 Bolivars	December 31 2003 Bolivars	December 31 2002 Bolivars
Income			
Financial Income	3,317	3,245	1,741
Equity Investment in subsidiaries	398,043	282,320	219,965
Total Income	401,360	285,565	221,706
Expenses			
Operating	16,450	8,317	8,548
Financial	18,649	22,494	24,925
Income Tax	54	34	8,034
Total Expenses	35,153	30,845	41,507
Net Income	366,207	254,720	180,199

UNCONSOLIDATED *Balance Sheet*

(In millions of Bs.)

Assets	December 31 2004[1] US$	December 31 2004 Bolivars	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars
Cash and due from banks						
Cash and Due from Banks	99	188,687	168,682	192,586	128,157	111,570
Central Bank of Venezuela (BCV)	491	939,503	721,574	446,957	446,658	431,165
Venezuelan Banks and other Financial Institutions	0	223	1,727	6,451	23,941	6,368
Foreign Banks and Other Financial Institutions	27	52,497	68,349	48,490	48,726	23,687
Pending Cash Items	64	121,877	79,856	35,429	92,774	99,222
(Allowance for Cash and Due from Banks)	0	(3)	(1,249)	(829)	(1,029)	(729)
	680	1,302,784	1,038,939	729,084	739,227	671,283
Investment Portfolio						
Investments in Trading Securities	5	10,362	14,392	13,928	30,238	63,543
Investments in Securities Available-for-Sale	2.021	3,870,128	2,597,331	2,575,772	973,861	572,368
Investments in Securities Held-to-Maturity	422	808,192	725,314	406,250	380,284	482,524
Share Trading Portfolio	159	304,343	132,518	72,341	46,755	51,542
Investments in Time Deposits and Placements	1.227	2,350,023	2,028,590	627,662	306,284	198,683
Restricted Investments	221	422,582	167,072	249,115	22,317	7,219
	4,055	7,765,630	5,665,217	3,945,068	1,759,739	1,375,879
Loan Portfolio						
Current	3,856	7,384,726	4,595,660	3,898,760	2,473,690	2,236,695
Restructured	30	57,974	97,484	96,175	68,710	30,830
Past-Due	27	52,625	78,634	73,330	62,914	55,720
In Litigation	6	10,657	10,904	31,314	14,788	19,603
	3,919	7,505,982	4,782,682	4,099,578	2,620,102	2,342,849
(Allowances for Losses on Loan Portfolio)	(101)	(193,659)	(209,840)	(183,563)	(139,401)	(116,714)
	3,818	7,312,323	4,572,842	3,916,016	2,480,701	2,226,135
Interest and Commissions Receivable	66	125,821	116,705	92,565	63,094	63,764
Long-Term Investments	13	23,965	16,867	14,009	10,395	8,891
Assets Available for Sale	7	12,628	16,417	19,771	30,665	37,519
Property and Equipment	123	236,186	222,119	237,537	242,329	251,732
Other Assets	171	326,669	317,035	337,668	299,456	260,316
Total Assets	8,932	17,106,006	11,966,141	9,291,718	5,625,606	4,895,519

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2004 of Bs.1,915.20/US$1.

CONSOLIDATED *Balance Sheet*

(In millions of Bs.)

Liabilities and Shareholder's Equity	December 31 2004[1] US$	December 31 2004 Bolivars	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars
Liabilities						
Deposits						
Non-Interest Bearing Checking Accounts	1,214	2,325,349	1,601,935	1,079,702	887,076	898,467
Interest Bearing Checking Accounts	1,958	3,749,154	2,686,946	1,436,861	815,088	804,165
Savings Deposits	2,021	3,870,420	2,952,330	2,610,307	1,358,129	658,118
Time Deposits	2,022	3,871,387	2,359,822	2,233,196	1,343,672	1,445,075
	7,214	13,816,310	9,601,033	7,360,066	4,403,965	3,805,825
Debt Authorized by the National Securities Commission (CNV)						
Publicly Offered Debt Securities	53	102,131	93,550	67,781	59,814	0
	53	102,131	93,550	67,781	59,814	0
Financial Liabilities						
Obligations with Banks and Savings and Loan Institutions:						
in Venezuela up to one year	64	121,977	31,035	30,769	17,148	9,125
in Venezuela for more than one year	17	32,122	3,031	1,084	4,238	3,299
Abroad up to one year	31	59,468	3,629	58,865	84,856	76,480
Abroad for more than one year	154	295,818	251,345	170,672	33,574	59,772
Liabilities under Repurchase Agreements	21	39,493	1,233	3,377	4,593	13,019
Financial Liabilities Indexed to Securities	0	0	0	29,929	15,347	0
Other Liabilities up to one year	26	50,207	18,949	35,782	24,418	29,242
Other Liabilities for more than one year	18	34,128	47,916	49,094	14,748	19,311
	331	633,213	357,138	379,572	198,922	210,248
Interest and Commissions Payable	11	20,613	22,116	24,925	14,215	14,650
Other Liabilities	348	667,007	515,515	427,669	272,731	205,956
Subordinated Debt	90	172,521	137,655	115,109	49,205	38,445
Total Liabilities	8,047	15,411,795	10,727,007	8,375,122	4,998,852	4,275,124
Minority Interests in Consolidated Subsidiaries	1	2,832	2,840	2,318	15,363	54,319
Shareholder's Equity						
Capital						
Paid-Up Capital	43	82,490	82,928	62,344	58,648	57,291
Maintenance of Paid-In Capital	100	191,709	191,709	191,709	191,709	191,709
Premium for Issuing Stock	19	36,289	36,289	63,570	63,570	67,143
Capital Reserves	85	163,673	163,673	161,614	161,245	156,380
Excess in Book Value on cost of investments	0	0	0	0	0	1,423
Adjustment for Conversion of Net Assets by Subsidiaries Abroad	136	260,536	166,633	113,516	(780)	(9,171)
Retained Earnings	455	870,728	541,067	322,678	165,139	123,091
Shares Repurchased and Held by Subsidiaries	(68)	(129.767)	(12,029)	(29,540)	(18,414)	(17,430)
Unrealized Gain from Adjustment at Market Value of Investments Available-for-Sale	113	215,721	66,024	28,386	(9,725)	(4,360)
Total Shareholder's Equity	883	1,691,379	1,236,294	914,277	611,391	566,076
Total Liabilities and Shareholder's Equity	8,932	17,106,006	11,956,141	9,291,718	5,625,606	4,895,519

(1) Information in US$ translated at the closing controlled exchange rate at December 31, 2004 of Bs.1,915.20/US$1

CONSOLIDATED *Statement of Income*

(In millions of Bs.)

	December 31 2004[1] US$	December 31 2004 Bolivars	December 31 2003 Bolivars	December 31 2002 Bolivars	December 31 2001 Bolivars	December 31 2000 Bolivars
Interest Income						
Income from Cash and Due from Bank	2	3,279	9,643	23,761	16,525	19,102
Income from Invest Portfolio	270	509,010	488,911	291,689	163,686	85,962
Income from Loan Portfolio	191	650,036	578,886	621,097	448,494	379,225
Total Interest Income	**615**	**1,162,325**	**1,077,440**	**936,547**	**628,705**	**484,289**
Interest Expenses						
Interest on Demand and Savings Deposits	70	131,446	101,508	70,395	43,028	47,277
Interest on Time Deposits	71	134,981	166,348	228,977	128,753	73,349
Interest on Securities issued by the Institution	8	15,778	20,485	24,975	2,867	0
Interest on Financial Liabilities	18	34,468	26,661	26,049	20,946	19,807
Total Interest Expenses	**168**	**316,673**	**315,002**	**350,396**	**195,594**	**140,433**
Gross Financial Margin	**448**	**845,652**	**762,438**	**586,151**	**433,111**	**343,856**
Provision for Losses on Loan Portfolio	28	52,900	160,550	112,871	55,152	28,452
Net Financial Margin	**420**	**792,752**	**601,888**	**473,280**	**377,959**	**315,404**
Commissions and Other Income						
Trust Fund Operations	12	23,351	17,149	14,948	12,339	8,289
Foreign Currency Transactions	(1)	(2,333)	3,361	28,589	6,125	5,518
Commissions on Customer Account Transactions	39	72,762	69,603	65,794	34,571	24,635
Commissions on Letters of Credit and Guarantees Granted	8	15,821	7,263	5,346	4,333	3,700
Equity in Long-Term Investments	8	16,030	6,508	7,532	5,386	(6,021)
Exchange Gains	43	82,114	48,993	103,060	6,930	10,565
Income on Sale of Investment Securities	26	49,072	34,955	13,667	15,727	9,489
Other Income	129	244,279	183,301	85,514	63,313	46,414
Total Commissions and Other Income	265	501,096	371,133	324,450	148,724	102,589
Insurance Premiums, Net of Claims						
Premiums	152	286,952	213,461	139,953	53,597	48,733
Claims	(118)	(222,975)	(178,280)	(111,755)	(43,901)	(45,564)
Total Insurance Premiums, Net of Claims	34	63,977	35,181	28,198	9,696	3,169
Operating Income	719	1,357,825	1,008,202	825,928	536,379	421,162
Operating Expenses						
Salaries and Employee Benefits	195	368,323	281,288	240,526	177,461	140,927
Depreciation, Property and Equipment Expenses, Amortization of Intangibles and Other	68	128,963	121,933	110,908	101,159	94,581
Fees Paid to Regulatory Agencies	18	33,137	22,383	15,454	11,476	6,695
Other Operating Expenses	217	410,736	294,883	224,345	160,771	136,369
Total Operating Expenses	498	941,159	720,487	591,232	450,867	378,572
Net Income Before Taxes, Extraordinary Items and Minority Interests	221	416,666	287,715	234,695	85,512	42,590
Taxes						
Current	(37)	(70,436)	(38,083)	(61,398)	(15,786)	(14,735)
Deferred	1	2.539	5,742	(1,334)	(78)	5,046
Total Taxes	(36)	(67,897)	(32,341)	(62,732)	(15,864)	(9,689)
Benefits from Utilization of Tax Losses Carried Forward Transferable from previous years and credits Tax on business assets	10	18,565	0	8,738	1,240	2,100
Minority Interests	(1)	(1,127)	(654)	(502)	(186)	(96)
Net Income for the Year	194	366,207	254,720	180,199	70,702	34,905

(1) Information in US$ translated at the average exchange rate for the year 2004 of Bs.1,888.60/US$


MERCANTI
FVF
ENEZUELA

Economic Climate

Global

The world economy picked up in 2004, and global GDP is expected to grow by a little under 4% GDP (versus 2.6% in 2003), and international trade growth will be higher than 9% (comming from 5,5% in 2003). The United States and China were the driving forces behind this expansion which, throughout the year, were instrumental in pushing up commodity prices, benefiting a number of countries, particularly in South America, but affecting in particular those in Central America and the Caribbean that lack raw materials. Nonetheless, the world economy grew asymmetrically compared with the rate of economic activity in East Asia, with the Euro-Zone's lack of dynamism where prospects began to deteriorate in the second semester of 2004, to the extent that the constant and prolonged depreciation of the dollar affected regional competitiveness. Despite the change in the rate of global growth and rising energy prices, no threats to the world economy are perceived.

United States

The North American economy recovered its momentum, closing the year with a 4.4% increase in GDP. This annual growth is significantly higher than in 2003 and 2002 (3% 1.9% respectively) and can be explained not only by the continuous expansion of durables, but also by a sharp increase in private investment, home building and exports. The business climate continued to look favorable due to higher levels of profitability in the non-financial corporate sector where productivity increased (with the drop in unit costs) and competitive improvements due to the gradual depreciation of the dollar. Private investment –especially machinery, equipment and software– was extremely dynamic. The positive effects on private consumption as a result of current fiscal and monetary policies, played a leading role in stimulating aggregate demand. The Congressional Budget Office's most recent estimates indicate that the Federal Government's deficit could reach 4% of the GDP. One of the major concerns regarding economic growth was its low impact on the creation of jobs. Despite a slight drop in the last quarter of 2004, the unemployment rate remained stable at 5.4% until December 2004. Annualized inflation to December was 2.7%. Although higher than in 2003, it is still considered to be rising mo derately fast. In an attempt to prevent another upturn in inflation as a result of increased energy costs, the Federal Reserve initiated a more dynamic adjustment in the second semester, raising short-term interest rates by adjusting their rate five times between June and December, to 2.25%.

Latin America

The Latin American and Caribbean economy grew 5.5% in 2004, exceeding even the most optimistic forecasts. Except for Haiti, all the countries registered positive growth rates, and for the second time in the last twenty years the region's six largest economies (Argentina, Brazil, Colombia, Chile Mexico and Venezuela) grew simultaneously at rates in excess of 3%. The positive evolution of the international climate was a decisive factor in the re-composition of the region's terms of trade and this benefited Latin America. In 2004 the region's terms of trade rose 5.6% as a result of a 10.5% increase in the price of exports and a much small increase in the price of imports, which rose 4.7%. The evolution of commodity prices, and in particular oil and metals prices, was a key factor. Accordingly, for the third year running, the Latin American region achieved a positive trade balance after increasing since 2002 by almost US$ 20,000 million a year, reaching US$ 61,875 million in 2004 (3.2% of the GDP). This growth has gone hand in hand with an increase in Gross Fixed Capital Structure 10.4%. However, as a percentage of the GDP this variable – which is strategic to development, is still lower than it was in the nineties. The clear improvement in growth and the strong external position did not lead to an overall increase in labor indicators which can be largely attributed to the situation of economies emerging from critical situations. The inflation rate continued its downward trend, averaging 7.7% for the region as a whole, compared with 8.5% in 2003 and 12.1% in 2002.

Venezuela

The Venezuelan economy grew faster in 2004, with inflation and unemployment slowing down. The economic recovery occurred amid an uncertain political climate, an oil market characterized by rising oil prices, flexibilization of exchange controls and prices and a significant expansion in public and private domestic aggregate demand, combined with increased public spending and bank credit.

With rising international oil prices, the Venezuelan oil basket averaged 33.6 US$/b, at year end, almost seven dollars above the average for 2003, and considerably higher than the base price used to prepare the 2004 budget (20 US$/b). This level of prices and the slight increase in the volume of oil production provided the country with huge resources from the export of crude and by-products, amounting to US$ 33 billion.

Hence the government was able to finance the high deficit on its Capital and Financial Account stemming mainly from the increase in the external assets of the public and private sector, foreign debt amortization and debt repurchases by the public sector (Government and PDVSA). International Reserves reached US$ 23.5 billion at year end, almost $ 3 billion higher than the previous year. With the ample provision due to the high level of external assets, CADIVI was able to increase the supply of foreign exchange to companies and individuals, thus attenuating the rising price of the dollar on the parallel market and narrowing the gap between the official and parallel market quotation towards year end.

Summary of Economic Performance	2004	2003
Percentage Variation of Gross Domestic Product. %		
Total	17.3	-7.7
Oil Sector	8.7	-1.9
Non Oil Sector	17.8	-7.5
Exchange Rate. Bs./US$		
Year End	1,920.0	1,600.0
Average	1,885.9	1,608.6
Variation Dec-Dec %	20.0	14.2
Average	17.2	38.6
Inflation		
Actual (Dec-Dec) %	19.2	27.1
Average	21.7	31.1
Interest Rates (%)		
Average Lending Rates (6 main Banks)	17.3	25.7
90 days Time Deposits (6 main Banks)	12.6	17.2

Source: Banco Central de Venezuela and Mercantil's economic research unit.

Interest Rates in Venezuela
(6 largest banks)



Lending Rates
Deposit Rates for 90-days Term Deposit
35
30
25
20
15
10
Jan 2003
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 2004
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Central Government expanded its fiscal strategy. The significant increase in the different sources of income from oil, domestic taxes and exchange earnings was insufficient to cover the increase in spending and led to an overall deficit of Bs. 7.9 trillion which, in terms of the GDP, represented a deficit of 3.8% (versus in 4.3% 2003). Upon incorporating Bs. 19.9 trillion in debt amortization disbursements, financing needs were around 13.3% of the GDP. These needs were covered both by external borrowing of US$ 6,841 million (Bs. 12.9 trillion), internal indebtedness of Bs. 15.6 trillion and a net reduction in the National Treasury Agency of Bs. 750.9 billion. Increased Central Government spending was further fuelled by the implementation of a quasi-fiscal expense through PDVSA, from this industry's rotating fund and the creation of a Special Fund for Development. During the year US$ 3,519 million (Bs. 6.8 trillion) out of the total resources (US$ 3,950 million) were implemented. These, added to the Government's Total Expenditure, brought public spending to 30.8% of the GDP, among the highest ever recorded.

The real growth of the Gross Domestic Product in 2004 of 17.3%, offsets the reduction of (16.5%) in accumulated GDP for the period 2002-2003. However, it does not exceed the total in 2001. This strong growth in GDP appears to be linked to the expansion of public and private domestic aggregated demand (investments) With the recovery of economic activity, the rate of unemployment which had averaged 15.1% for the year – three percentage points below the 2003 figure – fell. Consumer inflation slowed down, accumulating a 19.2% variation during the year and representing a drop of nearly eight percentage points in relation to the previous year.

The growth of monetary aggregates offset the lack of foreign exchange. An increase in money supply and an increased liquidity from the commercial and universal banks, contributed to the fall in interest rates. Lending rates averaged 17.3%, down eight percentage points, while borrowing rates (90 day term deposits) averaged 12.6%, a reduction of nearly 5 percentage points. Cheaper credit increased the dynamism of financial intermediation by commercial and universal banks, and expanded the loan portfolio in real terms by 74.5% (-12.9% in 2003), raising the financial intermediation ratio of 36.6% (December 2003) to 47.5% at the close of 2004. This improved the quality of the loan portfolio by reducing the ratio of Past-Due and Non-Performing Loans to Total Loans from 4.6% to 1.7%, and maintaining an ample provision for Past Due Loans.





Consolidated Financial Statements Review

Balance Sheet

The following is a summary of the Balance Sheet at December 31, 2004 and 2003 with comments on the main variations.

Summary of Consolidated Balance Sheet (In millions, except percentages)	December **2004**[1] US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars	Dec. **2004** vs. Dec. **2003** Increase (Decrease)	%	Dec. **2004** vs. Dec. **2002** Increase (Decrease)	%
Total Assets	8,932	17,106,006	11,966,141	9,291,718	5,139,865	43.0	7,814,289	84.1
Investment Portfolio	4,055	7,765,630	5,665,217	3,945,068	2,100,410	37.1	3,820,561	96.8
Loan Portfolio, Net	3,818	7,312,323	4,572,842	3,916,016	2,739,480	59.9	3,396,307	86.7
Deposits	7,214	13,816,310	9,601,033	7,360,066	4,215,278	43.9	6,456,245	87.7
Shareholder's Equity	883	1,691,379	1,236,294	914,277	455,084	36.8	777,102	85.0
Trust Fund Assets	2,381	4,560,487	3,326,647	2,643,518	1,233,840	37.1	1,916,968	72.5

(1) Information in US$, translated at the December 31, 2004 year-end controlled exchange rate: Bs.1,915/US$1

The audited financial statements and their notes can be found in the inside back cover of this Report. The accounting principles used are summarized at the end of this chapter.

Total Assets

Total assets were 43% higher during the year, reaching Bs. 17,106,006 million (US$ 8,932 million). Total consolidated assets for the Banco Mercantil subsidiary, including overseas branches, is Bs. 9,019,021 million (US$ 4,709 million) 42.4% up on the previous year. Commercebank Holding recorded Bs. 7,071,623 million (US$ 3,692 million) in total assets, a 16.3% increase on the previous year in dollar terms.

Banco Mercantil is second in Venezuela's financial system as regards Total Assets at December 31, 2004, with a market share of 13.9%.

Assets by Currency
Bs. 17,106,006 millions (US$ 8,932 millions).
December 2004



49% Bolivars
51% US Dollars

Investment Portfolio

The Investment Portfolio grew Bs. 2,100,410 million (37.1%) in 2004. This increase includes:

a) 24.0% growth in domestic operations and b) 27.2% growth in overseas operations (in US$).

Total Investments in securities issued or guaranteed by the Venezuelan nation (excluding the BCV) represent 0.8 times the Equity and 7.8% of the Assets of MERCANTIL. These securities represent 1.1 times the Equity and 13.5% of the assets of Banco Mercantil. According to Central Bank of Venezuela (BCV) data, MERCANTIL owned 5.1% of the domestic public debt securities issued by the Venezuelan State at December 31, 2004.

Investments in Securities by Issuer
Bs. 7,766 billion (US$ 4,055 millions)
December 2004





25.5% BCV
20.4% U.S. Government
16.8% U.S. Government Sponsored Agencies
18.2% Private International
17.2% Venezuelan Government
1.9% Venezuelan Private Sector

Loan Portfolio

The Net Loan Portfolio increased Bs. 2,739,480 million (59.9%) compared with the end of 2003. This increase includes: a) 115.0% growth in domestic operations and b) 8.0% growth in overseas operations (in US$). The growth of the Loan Portfolio in Venezuela is attributable to the country's economic reactivation and the fall in interest rates referred to above (see section on the Economic Climate).

Loan Portfolio quality remains very favorable. The ratio of Past Due and non-Performing Loans to the Total Loans is 0.8%, 1.0% at Banco Mercantil, compared to 1.8% for the Venezuelan financial system as a whole and 0.6% at Commercebank. Note that 98.4% of MERCANTIL's Loan Portfolio is outstanding (96.1% at December 31, 2003).

At December 31, 2004, Banco Mercantil ranks first in the Venezuelan banking system in terms of Loans , with a market share of 16.0%. By year end, loans to the micro-enterprise segment totaled Bs. 79,303 million. These were granted to clients in the service, production and commercial segments and account for 3.4% of the Institution's Total Loan Portfolio, exceeding the minimum required under Venezuela's General Banking Act by 3%. The agricultural sector accounted for 32.9% of its Total Portfolio, surpassing the statutory amount by Bs. 295,487 million (15%) and achieving first position in the Venezuelan financial system.

Loan Portfolio by Business Segment
Bs. 7,312 millions (US$ 3,818 millions)
December 2004





46% Small and Medium Size Companies
42% Corporations
12% Individuals

Loan Portfolio classified by Status (In millions of Bs., except for percentages)	December 2004 Bolivars	%	December 2003 Bolivars	%
Current	7,384,726	98.4	4,595,660	96.1
Restructured	57,974	0.8	97,484	2.0
Past Due	52,625	0.7	78,634	1.6
In Litigation	10,657	0.1	10,904	0.3

During 2004, Commercebank's Net Loan Portfolio grew 9.9%, to US$ 1,755 million. This growth can be observed in the building and settlements segments and is the result of this subsidiary's investment strategy.

Total Loans to Average loans ratio for 2004 was 16.6% for operations in Venezuela and 5.3% for overseas operations (22.4% and 5.3% in 2003, respectively).

Deposits

MERCANTIL's Consolidated Deposits grew Bs. 4,215,278 million in 2004 to Bs. 13,816,311 million (US$ 7,214 million), 43.9% higher than at the close of 2003. This increase includes: a) 41.1% growth in domestic operations and b) 22.5% growth in overseas operations (in US$).

Banco Mercantil's market share of Deposits reached 14.1%, placing the institution second in the nation's banking system at December 31, 2004. Without taking into account Government Deposits, this is equivalent to 14.9%. In the case of Deposits plus Investments sold under agreement to repurchase, the market share was 12.8%. The institution with the largest share has 15.4%.

Commercebank's deposits at December 31, 2004 were US$ 3,190 million, 16.1%, higher than at December 31, 2003.

The ratio between the cost of Deposits and Average Deposits in 2004 was 3.6% for operations in Venezuela and 0.6% for operations overseas (5.7% and 0.6% in 2003, respectively).

Breakdown of Deposits by Business Segment
Bs. 13,816 billion (US$ 7,214 million)
December 2004



54% Individuals
30% Corporations
16% Firms

Publicly Offered Debt Securities

During 2004 MERCANTIL floated a new issue of Unsecured Bearer Bonds for Bs. 20 billion, maturing at 18 to 30 months. These bonds were offered through four series of Bs. 5 billion each. Interest rate was set based on the average lending rate of the 6 main commercial and universal banks: 84% for the 18 months series and 90% for the 30 month series.

Subordinated Bonds

In 2004, Commercebank Holding Corporation placed a further US$ 5 million in Subordinated Bonds (Trust Preferred Stock) on the North American market, for a 30 year term at LIBOR + 2.85%. This new issue brought the subordinated debt at December 31, 2003 to US$ 91 million. According to U.S. regulations, part of which is considered capital for the purpose of U.S. regulations on equity ratios.

Equity

Equity grew by Bs. 455,084 million (36.8%) compared with the close of 2003. This increase mainly includes a Bs. 366,207 million net result for the year and a Bs. 149,700 million increase corresponding to the adjustment to market value of Available-for-Sale Securities and Bs. 93,902 million in cash from translating the net assets of foreign subsidiaries, as well as cash dividends of Bs.32,428 million paid out and Bs. 122,295 million in repurchased shares. In dollar terms, translated at the closing exchange rate, MERCANTIL's equity went from US$ 775 million to US$ 883 million.

MERCANTIL's Equity/Assets ratio at December 31. 2004 is 9.9% and the Equity/Risk-Weighted Assets ratio is 17.9%, based on the standards of the National Securities Commission (CNV), the minimum required being 8%. In the case of Banco Mercantil, at December 31, 2004, the Equity/Assets ratio is 12.4% and the Equity/Risk-Weighted Assets ratio, based on Superintendency of Bank's standards is 20.0%. For Commercebank, N.A., these indicators are 7.5% and 12.7%, respectively, based on the standards of the Office of the Comptroller of the Currency-OCC.

Profit and Loss

Financial Margin year ended (In millions of Bs., except for percentages)	December **2004**[1] US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars	Dec. **2004** vs. Dec. **2003** Increase (Decrease)	%	Dec. **2004** vs. Dec. **2002** Increase (Decrease)	%
Interest Income	615	1,162,325	1,077,440	936,547	84,884	7.9	225,778	24.1
Interest Expenses	168	316,673	315,002	350,396	1,672	0.5	-33,722	-9.6
Gross Financial Margin	447	845,652	762,438	586,151	83,213	10.9	259,500	44.3
Provision for losses on Loan Portfolio	28	52,900	160,550	112,871	-107,650	-67.1	-59,971	-53.1
Net Financial Margin	420	792,752	601,888	473,280	190,863	31.7	319,470	67.5

(1) Information in US$ translated at the average exchange rate for the year 2004 of Bs.1,888.60/US$ 1

Gross Financial Margin

In 2004 the Gross Financial Margin in 2004 grew 10.9% year over year. This increase mainly includes: a) 6.9% in the domestic operation's margin and b) 4.9% in the overseas operation in dollar terms.

The increase in average volumes of financial assets and liabilities in Venezuela during 2004 compared with 2003 of 77.8% and 53.3% respectively, caused the variation of the Gross Financial Margin, as interest rates in Venezuela fell significantly over that period. The growth of the overseas operation's Gross Financial Margin was due both to the increase in average volumes of financial assets and liabilities compared with 2003 and the interest rates for these operations. Average financial assets and liabilities increased by 5.6% 4.8% respectively, in dollar terms. The figures in the Economic Climate section show the interest rates trends published by Venezuelan Central Bank which are applicable to the overseas operation.

Loan Portfolio Provision

In 2004 expenses for Loan Portfolio provisions fell 67.1% (Bs.107,650 million) compared with the previous year. This variation was due principally to a better performing Loan Portfolio in Venezuela and abroad, requiring less provisioning

The provision at December 31, 2004, accounts for 306.0% coverage of the Past-Due and Non-Performing Loan Portfolio. It includes an additional component to cover differences liable to affect estimated management losses, particularly in Venezuela. Write-offs for the year were Bs. 56,277 million in Venezuela and US$ 13.5 million abroad.

Commissions, Other Income and Insurance Premiums, Net

Commissions, Other Income and Insurance Premiums, Net of Claims Year ended (in millions, except for percentages)	December **2004**[1] US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars	Dec. **2004** vs. Dec. **2003** Increase (Decrease)	%	Dec. **2004** vs. Dec. **2002** Increase (Decrease)	%
Net Financial Margin	420	792,752	601,888	473,280	190,863	31.7	319,470	67.5
Commissions and Other Income	265	501,096	371,133	324,450	129,964	35.0	176,646	54.4
Insurance Premiums, Net of Claims	34	63,977	35,181	28,198	28,797	81.9	35,779	126.9
Operating Income	719	1,357,825	1,008,202	825,928	349,625	34.7	531,897	64.4

(1) Information in US$ translated at the average exchange rate for the year 2004 of Bs.1,888.60/US$ 1

Commissions and Other Income rose by Bs. 129,964 million (35.0%) in 2004 with respect to 2003. This increase is mainly due to:

- A Bs. 33,121 million increase in net income due to Foreign Exchange differences. During 2004, the long foreign exchange position of subsidiaries in Venezuela generated Bs. 82,114 million in exchange earnings as a result of the bolivar's devaluation against the dollar, which climbed from Bs.1,596/US$1 to Bs. 1,915.2/US$ (20%) over that period. In 2003 the controlled exchange rate went from Bs.1,399.5/US$1 to Bs.1,596/US$1 (14%).
- A Bs. 14,116 million increase in transactions involving the sale of securities, due to increased opportunities in the Venezuelan market in local and foreign currency. Opportunities were pinpointed in the local fixed income securities market. Two factors in 2004 determined the current market situation: a) better liquidity conditions in the local market and b) significant participation by the investment portfolios of financial players vis-à-vis their total assets. This situation facilitated the investment portfolio turnover by Mercantil's local financial vehicles.

Breakdown of Total Income
Bs. 375,440 million (US$ 196 million)
December 2004



	2003	2004
Gross Financial Margin	65	60
Commissions on Customer Account Transactions, Other Commissions and Insurance Premiums, Net	21	26
Income on Sale of Investment Securities	3	3
Other Income	11	11

A Bs. 9,523 million increase in income from Equity in Long-term Investments. One of Mercantil's main investments is a 43% share in Cestaticket Accor Services, CA, a company trading in food vouchers used by employers to pay worker incentives or benefits. In 2003 it attained sales of Bs. 58,190 million and profits of over Bs. 35,057 million, representing 32% year-over-year growth, maintaining its 50% share in the national market.

- A Bs. 8,558 million increase in Commissions on Letters of Credit. This activity has grown significantly since 2003 in terms of foreign exchange applications and approvals for imports under the exchange control system.
- A Bs. 60,977 million increase in Other Income which mainly included: Recoveries of write-offs, commissions for obtaining foreign currency in Venezuela, income from insurance premium financing, etc.
- Insurance Premiums, net of Claims, rose by 81.9% (Bs. 28,797 million) year on year. The improved insurance activity is due mainly to a 34.4% increase in premiums totaling Bs. 286,952 million in 2004 after claims rose by 25.1% over that period.

Operating Expenses

Net Income Year ended (in millions)	December **2004**(1) US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars	Dec. **2004** vs. Dec. **2003** Increase (Decrease)	%	Dec. **2004** vs. Dec. **2002** Increase (Decrease)	%
Earnings from Financial Transactions	719	1,357,825	1,008,202	825,928	349,625	34.7	531,897	64.4
Operating and Personnel Expenses	498	941,159	720,487	591,232	220,673	30.6	349,929	59.2
Taxes (current and deferred)	26	67,897	32,341	62,732	35,556	109.9	5,165	8.2
Minority Interests	1	1,127	654	502	474	72.5	626	124.7
Net Income for the year	194	366,207	254,722	180,199	111,486	43.8	186,009	103.2

(1) Information in US$ translated at the average exchange rate for the year 2004 of Bs.1,888.60/US$ 1

Operating Expenses increased 30.6% (Bs. 220,673 million) in 2004, compared with 2003. This was mainly due to:

- A Bs. 87,034 million (30.9%) increase in personnel expenses, basically due to the Government's measures regarding the minimum wage, and the wage increase policies, incentive plans and staff benefits applied under the new Collective Bargaining Agreement 2004-2006.
- A Bs. 115,854 million (39.3%) increase in Other Operating Expenses which includes Bs. 45,763 million in reserves created for operating risks and a Bs. 18,651 million increase in advertising expenses, among others.

The efficiency ratio, measured by calculating Operating Expenses as a Percentage of Average Assets, went from 6.5 % in December 2003 to 6.3%, in December 2004. Cost rationalization is associated with the ongoing analysis of costs and efficiency in operating processes which has made it possible to control operating expenses and rationalize the payroll. Assets grew at an average inter-annual rate of 73% over the past 5 years for the Venezuelan operation in terms of bolivars. Average inter-annual inflation for that period was 31%, versus and 42% overseas in terms of dollars.

Taxes

For the year ended December 31, 2004 Mercantil reported a high level of expenditure on different taxes, for instance: Tax on Business Assets or Corporate Income Tax estimated at Bs. 67,897 million, Bs. 27,285 million in Municipal Taxes and 7,284 million in Bank Debit Taxes.

Summary of the Accounting Principles Used to Prepare the Financial Statements

Consolidation

MERCANTIL's financial statements are presented in conformity with the standards prescribed by the National Securities Commission (CNV). In those cases not covered by CNV standards, the Generally Accepted Accounting Principles in Venezuela are applied. These standards require the preparation of consolidated financial statements. Accordingly, the financial statements include the accounts of the principal subsidiaries:

- Banco Mercantil, C.A., a universal bank in Venezuela and its overseas agencies and branches;
- Commercebank, N.A., a bank in the United States of America and its subsidiaries Commercebank Investment Services, Inc. and Commercebank Trust Company, N.A.;
- Seguros Mercantil, C.A., an insurance company in Venezuela
- Banco Mercantil Venezolano, N.V., a bank in Curaçao, and its subsidiary Banco del Centro, S.A. in Panama;
- Banco Mercantil (Schweiz) AG, a bank in Switzerland, and its subsidiary BMC Bank & Trust Limited, in Grand Cayman;
- Merinvest, C.A. a brokerage house in Venezuela;

National Securities Commission (CNV) Accounting Standards

According to the National Securities Commission Standars, MERCANTIL's financial statements must be presented in historical figures for periods after the fiscal year ended on December 31, 1999. Accordingly, MERCANTIL discontinued the adjustment of its primary financial statements to reflect the effects of inflation in January 2000 and thereafter. As a result, fixed assets among other items are shown at their inflation-adjusted value up to December 31, 1999. Their adjusted cost does not exceed market value as determined by independent appraisers. New additions since that time are recorded at acquisition cost.

In December 2004 the CNV instructed all companies offering securities for public sale to present their financial statements in keeping with International Accounting Standards (IAS) as of fiscal years commencing January 1, 2006.

Strategic Positioning

In 2004, Mercantil Servicios Financieros strengthened its strategic positioning as a provider of financial services in Venezuela and the international markets in which it currently operates, principally in the United States and Switzerland.

From the organizational point of view, the progress in implementing its 2004-2008 strategy, initiated in 2003, led to significant changes during 2004 in the organizational structure of Mercantil Servicios Financieros, in response to demands derived from the global scope of the business segments and support functions, the fiduciary responsibilities in the different regions or countries in which Mercantil operates, and demands derived from the Company's efficient global and integral risk management.

In addition to these organizational changes, improvements in internal processes and integration of activities with a global approach, it intends to reach higher levels of operating efficiency and quality of services for its customers.

Hence, 2004 marked the progress achieved in implementing differentiated and competitive value proposals, and redefining, restructuring and optimizing its method for handling each segment at the global level, a task which includes activities such as banking business, insurance and asset management.

All these changes were implemented to meet the goal to maximize the value of the services customers receive, deepening its relation with them and satisfying their global financial needs by proving an optimum, high-quality service, in line with international standards.

Nevertheless, customers' needs and demands are constantly changing, while the changing environment and the competition pose new threats and opportunities which are constantly monitored. Taking a healthy competitive approach, Mercantil has adopted a proactive way to deal with such changes, turning them into opportunities and using the strengths derived from integral risk management and sound criteria as on clarity and transparency for its shareholders, employees and supervisory entities, to leverage its response.

Following the guidelines of its strategic plan, in 2004 implementation of MERCANTIL's new Organizational Structure was defined in keeping with a global view of the business. It aims to offer customers a choice of value-based financial products and services to meet their needs.

To do so, Mercantil's interaction with the main subsidiaries in Venezuela and overseas, especially in the United States and Switzerland, was determined. All the other levels of the Organizational Structure were developed, and the global reach of the different functions of Mercantil Servicios Financieros and its relations was established. The organizational structures of its main subsidiaries, Banco Mercantil in Venezuela and Commercebank in the United States, were developed to adapt them to the business strategy of the various markets. All of this was addressed at maintaining Mercantil's position as a world class company.





Board of Directors
Chairman and CEO
Gustavo Marturet
Audit
Toribio Cabeza
Strategic Planning
Salvador Chang (E)
Compliance Officer
Juan Livinalli (*)
General Counsel
Luis Fernandes
Secretary
Board of Directors
Guillermo Ponce
Global Chief Risk
Officer
Millar Wilson
Office of the
Presidency
Luis Calvo Blesa
Global International
Operations and
Asset Management
Guillermo Villar
Global Operations
and Technology
Armando Leirós
Global Middle Market
and Retail Banking
Nerio Rosales
Global Corporate and
Investment Banking
Philip Henriquez
Chief Financial
Officer
Alejandro González S.
Insurance and New
Businesses
Alberto Benshimol

*In Venezuela, on money laundering



Business Management Report

Global Corporate and Investment Banking

Global Corporate and Investment Banking serves over 2,100 clients through different corporate segments in Venezuela through 48 domestic corporate clients in the United States and 47 international corporate clients in Latin America. It conducts business with 210 banks worldwide, of which 85 are in the Latin American region.

During 2004, Global Corporate and Investment Banking was one of MERCANTIL's major global units, contributing Bs. 2,887 billion and accounting for 39.5% of total Deposits including Investments sold under agreement to repurchase through its main subsidiary, Banco Mercantil. Its total contribution to the Loan Portfolio in terms of Assets in Venezuela was Bs. 1,332 billion, *equivalent to (38.2%) Banco Mercantil's total loan portfolio.*

The Total Deposit contribution by Global Corporate and Investment Banking to its main overseas subsidiary, Commercebank, N.A. was US$ 202 million, 6.0% of all deposits at the end of the period, while it contributed US$ 534 million (30%) to the Total Loan Portfolio.

Global Corporate and Investment Banking's contribution to Mercantil's profits accounts for a large proportion of the business reported as of December 31, 2004.

The following business segments were set up to maximize the value proposal of Global Corporate and Investment Banking's clients: Corporate, Oil and Gas, Public Sector and Financial Institutions. The Corporate Products Unit and the Corporate Finance Capital Markets Unit have been strengthened to cover the specific needs of clients for products and services.

Corporate credit risk operations were conducted by specialists, in line with the organization's policies. These operations were broken down by industry and region, *facilitating a proactive evaluation of more than 460* corporate groups and an analytical assessment of the risk exposure of the various segments in different regions. In 2004, 70 staff members attended the Credit Training Course in Venezuela.

The Balanced Scorecard was introduced as a basic Management Control tool for use within the Global Corporate and Investment Banking Unit, to support management and follow-up of results in the business and products segment.

Global Corporate and Investment Banking
Banco Mercantil. December 2004

Loan Portfolio
Bs. 1,332 billion



79% Bs. 1,056,155 million Corporate
19% Bs. 253,026 million Oil & Gas
2% Bs. 22,987 million Financial Institutions

Total Investments+ Investments Sold under Agreement to Repurchase
Bs. 2,887 billion



56% Bs. 1,604,703 million Corporate
30% Bs. 861,442 million Public Sector
10% Bs. 291,064 million Financial Institutions
4% Bs. 129,725 million Oil & Gas

Corporate Banking

Throughout 2004 Corporate Banking supported MERCANTIL in an ongoing effort to maintain its standard of service to corporate clients in the different segments covered by that unit.

At the close of 2004, Deposits at Banco Mercantil totaled Bs. 1,151 billion. With the inclusion of investments sold under agreement to repurchase, they amount to Bs. 1,604 billion, 28% higher than at the close of 2003.

Banco Mercantil's Loan Portfolio was Bs. 1,056 billion in 2004, 79% of total loans by Corporate Banking, reflecting a 112% increase compared with 2003, largely attributable to an increased effort and growth in the demand for loans as Venezuela's economy improved.

The portfolio of loans to Venezuelan companies in dollars totaled US$ 66 million at the end of 2004. For the same period the cross-border risk on the outstanding portfolio was US$ 32 million. For the remainder of the portfolio, US$ 34 million, the cross-border risk is mitigated by external guarantees or provisions.

Exposure by Mercantil Servicios Financieros in companies in the Latin American corporate sector totaled US$ 242 million, of which US$ 139.3 million was recorded at Commercebank, N.A.

Oil and Gas

During 2004, the portfolio of loans in Venezuela to oil sector clients increased by 200% from Bs. 84.3 billion at the close of 2003 to Bs. 253 billion at Banco Mercantil. This is the result of the growth in the economy, the exchange controls in force and the reactivation of private investment in the sector.

In response to the policy change to concentrate the funds of PDVSA and its subsidiaries, the sector's deposits at Banco Mercantil diminished by 47%, from Bs. 245.4 billion in December 2003 to Bs. 129.7 billion at the end of 2004.

The loans in dollars given to clients from the sector, amounted to an overall US$ 55.5 million, with just one Venezuela cross-border exposure equivalent to US$ 3.3 million; US$ 20,07 million of that figure was recorded at Commercebank, N.A.

Dollar deposits rose by US$ 31 million (40%) to US$ 109 million at the close of 2004.

Public Sector

At the end of 2004, Public Sector Deposits in Banco Mercantil were Bs. 861.4 billion, accounting for 12% of total deposits in the Institution and 9% of the market's share of Government Deposits in the Venezuelan Financial System.

Banco Mercantil serves over 120 centralized government entities and more than 400 decentralized entities and State institutions, offering them quality of service, a wide range of products for managing payroll, payment to suppliers, national, state and municipal tax collection, investment trust funds, management funds and pension funds,.

For instance, in 2004, more than Bs. 2 trillion was collected in national taxes and a million tax returns were processed.

A large volume of trust funds were managed for the Public Sector. This portfolio totals Bs. 1,686 billion in over 1,200 contracts.



Financial Institutions

MERCANTIL maintained its presence in Latin America through the financing of foreign trade operations between the main banks in the different countries.

As of December 31, 2004, the balance registered for Mercantil's credit exposure in Financial Institutions in Latin America was US$319 million, a 25% increase compared with the previous year. This figure is broken down as follows: US$ 94 million (29.6%) correspond to member countries of the Andean Community of Nations; US$ 81 million (25.6%) to Mercosur countries and US$ 143 million (44.8%) to Central America and the Caribbean.

Corporate Finance and Capital Market

The securities offered to investors by the Corporate Finance and Capital Market Unit increased in quantity and diversity during 2004. With 43% of private fixed income securities outstanding in the country, the institution is the undisputed leader in the structuring and investment of private fixed income securities.

Particularly noteworthy are the nearly Bs. 200 billion in issues structured for CANTV, as well as other important issues for the Venezuelan corporate sector. The Institution began to provide financial consultancy on projects wholly financed with Risk Capital Funds, such as the GENERGICA project valued at US$ 3 million and developed to produce technological solutions for distribution companies in the Electricity Sector.

Corporate Products

Corporate Products continued its strategy to develop new electronic banking solutions through efficient products and services in the field of collections, payments and administration for clients in the United States and Venezuela, facilitating management of those clients. This activity was complemented by the automation of existing processes and products, providing an efficient and competitive range of products increasing product affiliation by client.

The process leading to the creation of management teams was completed to optimize the value proposal for clients. The management teams focus on the development, marketing, sale and implementation of products designed to assist clients with their transactions financing and export-import procedures in general. A corporate customer service unit was designed to provide additional support.

In relation specifically to trade finance transactions channeled through the ALADI Agreement on Reciprocal Payments and Credits, by the end of the second four-monthly period of 2004, the last on which ALADI published figures, Banco Mercantil, a subsidiary of Mercantil Servicios Financieros, had processed transactions for US$ 360.22 million, a market share of 45.28%.

This unit organized activities for Mercantil and developed the competition IDEAS 2004, confirming the Organization's commitment to entrepreneurial culture in Venezuela.

Middle Market and Retail Banking

The Middle Market and Retail Banking Unit develops strategies that take advantage of the business opportunities offered through a range of initiatives to boost business in Venezuela through Banco Mercantil and encourage competitiveness in the international markets it serves, especially in the United States through Commercebank and in Switzerland through Banco Mercantil (Schweiz) AG, in Zurich.

BANCO MERCANTIL

The Middle Market and Retail Banking Unit serves over 1,800,000 customers in Venezuela, in which the commitment to customers predominates, as does the continuous understanding of their needs. All this is undertaken by a segmented sales force with over 1,500 executives, coordinated by two Units, the unit that embraces companies is made up of the Middle Market and Small Companies (SMEs) and Micro-Enterprises segments, and the Retail Banking Unit, made up of the High Income and Mass Markets segments.

In order to achieve the high level quality of service and timely response to customers, the Middle Market and Retail Banking Unit has a wide range of customer service points: 297 offices, 821 ATMs, 11,417 Points of Sale, service through the Internet (www.bancomercantil.com) via Mercantil On Line ("Mercantil En Línea") and the Mercantil Call Center ("Centro de Atención Mercantil"). This is the first call center in the banking sector to receive and maintain the COVENIN-ISO 9001:2000 quality certification.

The 2004 positioning strategy involved focusing attention by business communities on shopping malls, clinics, universities and social clubs.

Loan Portfolio

By Segment (%)



	2003	2004
Middle Market	35	40
High Income	26	24
Mass Market	22	16
Small and Mid-Size Enterprises	17	20

By Region (%)



	2003	2004
Provinces	55	51
Metropolitan area	45	49

Public Deposits

By Segment (%)



	2003	2004
Middle Market	17	18
High Income	38	34
Mass Market	26	26
Small and Mid-Size Enterprises	19	22

By Region (%)



	2003	2004
Provinces	52	54
Metropolitan area	48	46

Distribution Channels



300
200
100
0
12,000
8,000
4,000
0
1,000
800
600
400
200
0
500 M
400
300
200
100
0
No. of Branches
Points of Sale
ATMs
Mercantil On Line (registered customers)

	No. of Branches	Points of Sale	ATMs	Mercantil On Line (registered customers)
■ 2003	293	9,298	705	356,021
□ 2004	297	11,417	821	478,943
Variation (%)	1.4	22.7	16.5	34.5

Middle Market

The strategy of the Network of Offices and the Commercial Companies segment centered on covering the investment and working capital needs of its customers and achieving historical growth of 105% in its loan portfolio volumes, compared with 2003, through an effective risk policy and sector diversification. The most important sectors are: Commercial 30%, Manufacturing 16%, Agricultural 16% and Construction 15% . An essential part of this growth is due to the "service by region model" implemented in the provinces through business specialists who help importers and exporters with procedures for obtaining foreign currency from CADIVI. Deposits from Middle Market business grew 50% when compared to the close of 2003.

The strategy in community and shopping malls consisted of opening branches in Valencia, Caraballeda in La Guaira and entering into contracts to guarantee MERCANTIL's presence in Sambil Maracaibo, Galerías Avila and Boleíta Center in Caracas.

Small and Medium Enterprises (SME's).

During the year, activities were undertaken to improve the Institution's competitive position in the segment, increasing its clientele by 63,251 clients, 24% higher than in 2003, managing to exceed the business volumes expected in terms of investments and deposits, achieving growth of 126% and 60% respectively. This growth was led by the product "Mercantil Business Quick Credit"[1] which closed the year with 24% newly affiliated clients compared to 2003 and approved credit limits exceeding Bs. 314,800 million. The strategy to deliver Mercantil On-line Companies certificates, attaining 28% growth versus 2003 also continued.

A new agreement was entered into with the Venezuelan Confederation of Industrialists (CONINDUSTRIA) for Bs. 303 million, to strengthen the competitiveness of the Small and Medium Enterprises (SMEs). At the end of 2004, there were 88 companies backed by credits exceeding Bs. 12,000 million.

1. Mercantil Business Quick Credit: This product offers financial assistance to developing business to cover their transaction and financing needs, through a pre-approved credit limit whose most important attribute is the rapid availability of credit.

Micro-Enterprises

The strategy in this segment has gradually been consolidated through attention to entrepreneurs in Caracas (57.8%) and the provinces (42.2%).

At the end of December 2004, SUDEBAN required 3% compliance, and actual compliance was 3.4%, which enabled a portfolio of Bs. 79,303 million to be obtained, registering 80% growth since December 2003.

Micro-Enterprises clients are attended by business executives trained in handling and analyzing micro-enterprises to make their business bankable. Inclusion of initiatives in the field of trade, production and services for popular sectors account for the largest volume of portfolio loans, making it possible to understand the dynamics of these new businesses better and thereby offer the right financial products for these markets.

The customer-oriented approach (women 43.1% - men 56.9%) as well as the modalities of Individual loan portfolios (69.8%) and joint portfolios (30.2%), demonstrates the differentiation between the micro-enterprise market's needs and its potential.

High Income

In 2004 investments grew by 24% versus December 2003. The most significant contribution was in the Mercantil Multiple Account[2]," 41% higher than the previous year. The loan portfolio grew 86% compared with December 2003, mainly thanks to the 125% growth in promissory notes and 141% growth in loans for vehicles. The number of clients increased by 4% to 232,707.

One of the most important strategies in the Retail segment was the launch of the Mercantil Pre-Paid Card and the relaunch of the Mercantil Virtual E-Card and the Mercantil Pre-Paid E-card designed to give clients access to the market of preferential dollars for travel and purchases over the Internet.

The Automotive Vehicle Credit Unit's portfolio grew 149%, reaching a 19.1% share of the market at the close of 2004.

The Mortgage Unit continued its strategy to finance building, housing, offices and shopping malls, growing 47% during the year

Mass Market

At the end of 2004, the segment's client portfolio grew 8.29% to 1,513,315. This represented 48% growth in deposits, shored up by savings products, and 36% in loans, mainly car loans and credit cards.

Savings for home purchase grew 30% to Bs. 628,030 million. Moreover, in 2004 a total of 5,925 loans were granted through the Mutual Housing Fund, amounting to Bs. 162,409 million and representing an expansion of 46% compared to 2003. The Bankassurance segment expanded by 29%, with 33,320 new policies Vital Mercantil[3] being sold, closing with a total of 62,799 policies. During 2004, a strategy was introduced to expand Mercantil's network of ATMs, and 145 new ones were installed for use by customers nationwide, totaling 821 in all.

Marketing and Products for Middle Market and Retail Banking

In 2004 the Customer Relationship Management (CRM) project continued evolving. Its aims are to identify, attract and retain the best customers in order to generate profitable sustained growth for customers and the Organization alike. The "Product Cross-selling" project was included in the framework of this project. Its aim is to proactively increase the supply of products to satisfy customer's needs.

2. Mercantil Multiple Account: This product provides a comprehensive solution to customers' financial needs by enabling them to move money between their accounts (Bs./USD$). Customers can also have access to credit by check.

3. Mercantil Vital Policy: This is a Seguros Mercantil policy designed for situations of hardship such as serious illness or the loss of a loved one.

COMMERCEBANK

Retail Banking

The product portfolio at Commercebank, offered by a group of executives in different branches, boosted the growth of Retail Banking deposits on an annualized base of approximately 30% during the second semester of 2004, while loans in this customer segment continue to demonstrate approximately 20% higher growth than the previous year.

Real Estate Banking

The real estate sector continues to reflect the performance of the local economy and leads the growth of Commercebank's loans business. The quality of loan portfolio levels was high after rising 14% in 2004.

The portfolio of loans to Commercebank's real estate sector has diversified geographically, with an increase in the cities of Houston and New York. Relations with customers from the more traditional markets in southern Florida continued to expand. As of December 2004, the real estate sector's portfolio stood at US$ 740 million.

Commercial Banking and Middle Market

At the close of December 2004, total loans in the business segments were US$ 386 million, and deposits closed at US$ 545 million, including business from the domestic and international market. This was possible thanks to the growth of the customer service sales force in 2004.

Assets under Management

The assets under management business includes trust fund services, securities brokerage service, mutual funds and portfolio management services.

In 2004, the assets managed through Banco Mercantil's Trust Fund grew by more than 35% year on year, representing over Bs. 995,680 in new assets. The income generated during 2004 by far exceeded the goals set, increasing 36.6% compared with the previous year.



Growth of the trust fund portfolio was represented mainly by the corporate segment of large multinationals and the public sector. Accordingly the retail portfolio expanded significantly, from Bs. 90,776 million in December 2003 to Bs. 288,363 million by December 2004.

The results for 2004 were fundamentally determined by customers' trust in the Mercantil's experience in the management of trust fund products thanks to the fact that it is a pioneer with over 40 years in this activity in Venezuela and has the best and most innovative range of products and services on the market.

Merinvest Sociedad de Corretaje de Valores, continued to offer the Merinvest Brokerage Account which now has 6,397 customers. The Call Center (Centro de Atención Mercantil - CAM) was implemented so that customers holding a Brokerage Account and buy or sell securities, consult positions, payments of coupons or dividends, channel complaints, consult orders status, and obtain information on other investment products and services.

During 2004, Mercantil Servicios de Inversión increased the volume of the assets under management portfolios, closing the year with approximately Bs. 2.2 trillion in total assets under management. These portfolio managers earned approximately Bs. 339 billion for their clients during the period.

The subsidiary Mercantil Sociedad Administradora de Entidades de Inversión Colectiva became consolidated as the industry leader in mutual funds in Venezuela, with a market share in excess of 53%. During 2004 the number of customers served grew by 142%, reaching 40,849 active accounts at year end. Net inflows from customers in portfolios managed by Portafolio Mercantil de Inversión were in the order of Bs. 76.6 billion.


MERCANTIL
MERCANTIL

Quality of Service and Operating Efficiency

The Quality Challenge

Continuing with the commitment by Mercantil Servicios Financieros (MERCANTIL) to the "Quality Challenge," significant progress was made in implementing a quality management system under ISO 9001:2000, on key Operations and Technology processes. These processes were brought in line with international standards on resource management, service and the role of management; thus confirming its short-term goal to attain third-party certified quality

For the third year running, Mercantil's Call Center (CAM) obtained the ISO-9001:2000 certification, once more being the only financial operator in Venezuela to win such a distinction.

The customer-oriented approach played an important role in quality management, through service agreements entered into with internal customers, in addition to periodically ascertaining their perception of and expectations on quality of service. The purpose of this was to find out exactly what customers think and expect and respond with proper initiatives.

The Quality and Performance Management Unit was also created to monitor the level of service of all the Operations and Technology Units. The Balanced Scorecard was adopted to ensure compliance with the Organization's objectives.

Receipt and solution of Customer Claims

During 2004 Banco Mercantil received and handled 23% less complaints than in 2003, despite transactions by Debit Card increasing by 22%, Credit Card 26% and Branches 24%..

The length of time taken to settle customer claims has been cut from 16 to 12 working days in the case of Debit Cards and from 19 to 15 working days for Deposit Accounts..

Distribution Channels

During the year, management of Mercantil Distribution Channels was addressed fundamentally towards the expansion of customer service points, consolidation of initiatives aimed at improving quality of service levels; rationalization of operating costs and intensification of training and staff development programs. All of this was undertaken as part of the Institution's reorganization process which meant creating a Channels Unit under the Operations and Technology Unit, which combines all the Units responsible for controlling the operations of distribution channels under a single unit.

Banco Mercantil's Distribution Channels are now made up of 297 offices, 821 ATMs, 11,417 points of sale in commercial premises, 313 Call Center operators, 360 automated telephone banking lines and On-line banking services for Individuals and Corporations. Commercebank had 10 branches, 13 ATMs and 62 Call Center operators at the end of 2004.

Banco Mercantil is now consolidated as the financial institution with the largest nationwide ATM presence across the country, having incorporated 116 new ones in 2004, bringing the total number to 531. Likewise, the number of points of sale in commercial establishments rose from 9,298 at the close of 2003 to 11,417 by the end of December 2004, equivalent to a 23% expansion during the year. A system for pre-payment of balances on Digitel mobile phone accounts at the ATM network was introduced. This includes challenge questions to reinforce security in this channel.

The Insurance area centered on modernizing the San Antonio de los Altos, Maracay, Puerto Ordaz and Maturín offices, incorporating the Mercantil Automotive Service (Servicio Automotriz Mercantil - SAM) that handles motor claims and the Immediate Service Center (Centro de Atención Inmediata - CAI) that issues and delivers policies to customers and advisors quickly and efficiently. Both systems are operated by trained staff using state-of-the-art technology, under an organizational structure that meets the needs of the insurance business.

Mercantil Servicios Financieros (MERCANTIL) has implemented the following services using Information Technology to assist its customers:

New services have been developed at Banco Mercantil through the Internet channel which include tax payment to SENIAT and Third Party Payments at other banks in the same locality. Commercebank has put the new i-wires service into operation to transfer personal funds to banks worldwide and on-line payment of Credit Cards and Digital Certificates to reinforce security in electronic transactions by companies.

Banco Mercantil has included the option of credit card access to the Call Center, giving customers an alternative means of access besides the debit card.





The Insurance sector's "The Advisor's Portal," created to meet the sales force's service requirements, has significantly improved the quality of service for portfolio queries from advisors, with more search criteria adapted to their needs. The My Messages service was incorporated to provide fast and easy On-Line communication with business executives.

Mercantil Servicios Financieros also offers TODO1 for e-business solution development.

In 2004, the products' offer for company use was completed, with the new version of Mercantil On-Line Corporate Banking, currently in production phase. The pilot phase began with the inclusion of companies at corporate level. The following phase will be implementation of the migration plan to this new platform during the second quarter of 2005. A total of 67 businesses have been linked to the Payments Button product, 139% more than all the business affiliated at the beginning of 2004.

On-line Banking for Individuals now serves 21% of all Banco Mercantil's customers and during 2004 accounted for 27% of all transactions. Having released new functionalities in 2004 to increase the availability of transfer and payments options, the Bank is working on a service that would generates early warnings and messages by mobile phone. It is currently at the pilot stage with 150 customers. Another is the "Payment and Transfer Agenda." Commercebank has also culminated development of its On-Line Banking for Individuals service and entered the test phase.

The Digital Market continues to Banco Mercantil's preferred purchasing method, accounting for 85% of its purchases. To date 282 suppliers are registered, 349 auctions have taken place and 679 quotations given, 75% more than last year.

For the third year running Banco Mercantil was awarded the "Lo Mejor de Punto Com" prize from PC News & Report for best website of the year.

Commercebank's Call Center was nominated for the "Team Excellence" prize by the Help Desk Institute (HDI), the largest institution in the user support and services industry with over 7,500 members worldwide, including 90% of the Fortune 500 companies. This prize is awarded to institutions that have attained levels of excellence in this area.

Human Resources

Human Resource activities in 2004 were aimed at supporting and promoting Mercantil's strategic objectives in line with its fundamental goals which involve working with the best people.

Its efforts were addressed at consolidating the implementation of the new organizational structure covering all levels of Mercantil Servicios Financieros and in keeping with the business segmentation and locations where Mercantil is present.



In implementing its new organizational structure and in an endeavor to retain its competitive place in the remuneration market, Mercantil Servicios Financieros conducted a full analysis and appraisal of the management and professional positions at Commercebank, Mercantil's U.S. subsidiary. It conducted a similar review of some of Mercantil's Venezuelan Units which will be applied to the rest of the Organization during the first semester of 2005.

Training was also a key activity for Mercantil's companies in Venezuela and abroad in 2004. Development has continued on three important programs: the Mercantil Management Development Program, The Advanced Operating Program, The Professional Training Program and two additional activities have been developed, the Project Management Program and the Comprehensive Insurance Training Program.

During 2004, as part of its staff development policy, Mercantil Servicios Financieros prepared a vast 278,000 hours training program at an investment of Bs. 3.6 billion. In Venezuela, 93% of Banco Mercantil's staff (6,131 workers) attended at least one training activity in 2004, averaging 34 hours of training per participant.

Distance training continues to be one of the most widely accepted staff enhancement instruments and facilitates on-line queries, registration and approval of courses, ensuring compliance with integral training plans. The e-learning programs include English language training for officials in Venezuela, Anti-Money Laundering Programs and Quality Challenge.

The BMA Foundation continued to administer the Retirement Plan scheme for Mercantil's staff and some of its subsidiaries in Venezuela. This Plan, established in 1974, is based on a "Defined Benefits" scheme. In 2004, 53 workers joined this program, bringing the total number of retired workers to 451 at year end. Pensions for retired staff were increased during the year, as was the minimum pension under the Plan.

As of December 31, 2004, Mercantil Servicios Financieros had a staff of 7,875 (versus 7,534 at the end of 2003) of which 91.2% are employed by Banco Mercantil, Seguros Mercantil, Merinvest and other Mercantil subsidiaries in Venezuela and 8.8% abroad, mainly at Commercebank in the United States.

During the year, the National Federations of Workers and their affiliated unions held elections in Venezuela, of the new union authorities that will remain in office for the next three years. The trade union elections were held in accordance with the legal regulations in force and in an atmosphere of autonomy and mutual respect.

The company has, on reiterated occasions, acknowledged the importance of its long-standing relationship with the Union Representation of Banco Mercantil Workers and its joint efforts to strengthen and develop the benefits received by workers in accordance with market conditions. This relationship was harmonious with the realities of the Organization and the expectations of its workers.

The corporate culture within Mercantil's firms and units in Venezuela and abroad is one in which a climate of respect and understanding prevails among supervisors and the employees who report to them and is firmly based on the principles and values of personal and professional ethics.



Risk Management

Financial institutions are constantly offering products and services involving various kinds of risk: credit, market and operational. The Risk Management Unit is in charge of identifying, classifying, quantifying and controlling exposure to risk in the business in which MERCANTIL operates, in a systematic, objective, and homogeneous manner, determining the level of provisions and capital necessary to support the risks taken and issue early warnings. Given the complexity involved in operating in countries where regulations differ, MERCANTIL's objective is to use a global risk policy and a risk management policy with control and surveillance models that are valid wherever it is present, and to assess capital needs in terms of the risk taken.

This was a year of challenges and changes in the area of risk management at MERCANTIL, with the implementation of a new strategic agenda aimed at updating the risk structure, in order to reach better levels of organizational efficiency and effectiveness, improve the quality of decision-making, fine-tune the internal processes for overall risk management and further raise the levels established for identifying, measuring, mitigating and controlling risks, in order to fulfill the principles of the new Basle Agreement.

These changes are just one stage in the evolution of risk management and demonstrate the importance MERCANTIL affords to its compliance with best international practices in the area.

Credit Risk

As part of the new global risk structure, the Loan Portfolio Unit was created in keeping with best international practices and with a view to compliance by MERCANTIL with the provisions of the new Basle Agreement, Basle II. This unit's mission is to put forward the risk profile and support the growth of Mercantil's different businesses so as maximize the risk-adjusted return of the portfolio, in compliance with the risk guidelines issued by the Board of Directors. Its main functions are to:

- Evaluate the possible impacts on the loan portfolio in the event of adverse scenarios and suggest actions and support the business units so they can improve their risk-return decisions.
- Develop alternative activities in the secondary market, such as allocation of assets for sale, securitization, use of credit derivatives and selective credit purchases, all designed to optimize the composition of MERCANTIL's loan portfolio.
- Develop credit limit proposals for MERCANTIL, such as specific limits by client, industry, country and any others necessary to control credit exposure.

The new structure reflects also MERCANTIL's endeavors to strengthen credit processes wherever the Company operates. To help it do so, the Credit Analysis and Management Units were created reporting to the Global Corporate and Investment Banking Unit and the Middle Market and Retail Banking Unit, which also report to the Risk Management Unit (under a matrix organization), to support the day-to-day management of credit risks within the business units.

Breakdown of Credit Risk Exposures

Aware of the importance of diversifying its activities to optimize the return on risk, MERCANTIL participates in multiple business segments everywhere. The following figure shows the total breakdown of credit risk exposures (loans, investments, contingencies and other exposures both on and off the balance sheet):


Breakdown
of Credit Risk
0
4
8
12
16
20%
Government
Other Companies
Corporate
Venezuelan Central Bank
Financial
Real Estate
Individuals
Cash and Other Assets
Government Agencies
Venezuela
EEUU
Other Countries
México

As shown in the figure, MERCANTIL's main credit exposure was the government segment, with a 19.6% share. In addition to government securities, this exposure includes securities issued by firms in which the State's share exceeds 20%. The total exposure with Venezuela was 8.6% in 2004, versus a relative total credit risk exposure of 10.8% with the United States. The credit risk with governments of other countries was 0.4%.

The second exposure corresponds to other companies and includes small and medium companies operating in Venezuela and the U.S. This segment registered 17.6% of credit risk exposure for MERCANTIL, 8.1% corresponding to Venezuela and 9.5% to the United States. The recovery of the Venezuelan economy within a context of low interest rates and more flexible exchange controls stimulated the demand for credit by this segment, diversifying credit portfolio exposure.

The corporate segment, which accounts for 15.3% of the total credit risk exposure, was diversified among three main markets: Venezuela 8.1%, USA 4.7% and Mexico 1.5%, while the credit risk exposure in other countries accounted for 1.0% of the total.

The credit risk exposure corresponding to legal reserve and investments in the Central Bank of Venezuela fell to 14.9% within a context of increased financial intermediation and foreign exchange availability as of the second semester of 2004.

The financial segment's exposure accounts for 11% of the total and is concentrated mainly in trade finance operations.

The Real Estate exposure (7.2%) corresponds to home or business property loans and loans for rental property purchases. Most of these loans are sourced in the United States.

Exposure in the segment of individuals accounts for 5.7% of the total and in the main corresponds to Venezuela. It is diversified among the different consumer products (credit cards, vehicles, home loans, etc.).

The credit risk exposure of other assets was 4.7%, while exposure with U.S. government-sponsored agencies was 4.1%, represented by securities backed by Fannie Mae and Freddie Mac mortgages.

MERCANTIL uses a Master Scale of 10 levels to estimate a client's default probability which feeds the internal models for calculating economic capital. This Master Scale is a tool that enables a common language to be used for the entire Organization. Each client has is assigned a score on a scale of 1 to 10 (10 being the best).

The credit risk exposure at MERCANTIL (excluding sovereign risk) is broken down as follows:

Credit Risk Exposure



% 35
30
25
20
15
10
5
0
1
2
3
4
5
6
7
8
9
10

Market Risk

The Market Risk affects a financial situation if the market's conditions change unfavorably, affecting liquidity and the value of the financial instruments that the institution has in investment portfolios or in off-balance positions, resulting in a loss for the institution. The market risk comprises two main types of risk: Price Risk and Liquidity Risk.

Mercantil's Market Risk Unit is independent from the business units and its principal function is to identify, measure, monitor and control the risk of positions exposed to market factors such as interest rates, share prices and volatilities in an integrated manner in each of MERCANTIL's financial vehicles. It also measure and controls the institution's liquidity risk. This unit, together with the Treasury unit and the Risk Committees, establishes the framework of policies, guidelines and market risk limits within which the Treasury's global business process is conducted, aligned with the framework of policies that govern the Organization's global risk management. This limit-setting process considers the consistency between the level of risk taken and the potential benefits of each business within the risk-return profile established by Senior Management. In order to measure these limits, Mercantil currently reports market risk exposure on a timely daily basis both to the Treasury and the appropriate management levels. This has enhanced the decision-making process and the release and intermediation of this risk.

Mercantil employs different methodologies to measure market risk: Value at Risk (VaR), Financial Margin Sensibility to interest rate fluctuations, Liquidity Gaps and a series of other measures and indices. VaR defines the maximum amount liable to be lost due changes in market factors on a current position from the Treasury various activities within a specified time horizon and within a certain specified degree of confidence. Mercantil has established the Variance-Coviarance method to estimate the VaR of its trading positions, assuming a normal statistical distribution of the yields of assets comprising the portfolios, establishing 98% confidence and setting a time horizon of one day.

The Risk Management Unit is responsible for establishing and certifying market risk measurement models. The parameters that support these models are reviewed periodically and compared with backtesting studies. Price risk simulations are run on these measurement models adding stress situations based on extreme historical situations occurring in markets. This allows the potential amount the Treasury might lose if it faced this situation to be estimated.

Market Risk in Trading Activities for 2004

The trading and positioning activities at Mercantil focused on the fixed income market in bolivars and the Latin American sovereign fixed income market mainly in Venezuelan external public debt. Interest rates in Venezuela continued their downward trend spurred by high levels of liquidity concentrated in the system as a result of the exchange controls introduced in February 2003 and a fall in the daily price volatility of debt securities in bolivars, which reached approximately 1.39% in 2003 and around 1.23% in 2004. The yield of national public debt securities was down during 2004 as can be seen for instance with the Vebonos that mature in 2009 and whose yield at the close of 2003 was 23.40% versus 14.26% by the end of 2004. Fixed income trading activity in bolivars maintained an average VaR of Bs. 1,076 million during the year, with a maximum of Bs. 2,245 million and a minimum of Bs. 97 million.

The yield of Venezuelan sovereign debt fell in 2004 as demonstrated for example in the 2010 global bonds whose yield at the close of 2003 was 10.97% and 8.69% at the end of 2004. The daily volatility of the prices of these 2010 Global Bonds remained in the region of 0.78%. *The average VaR of fixed income trading activity in* foreign currency was US$ 270 thousand, the maximum value observed being US$ 1.20 million and the minimum US$ 32 thousand.

The VaR of the investment portfolio classified as available for sale within Mercantil Treasury's business of interest rates gap through each of its financial vehicles, was Bs. 15,256 million at the close of 2003, versus Bs. 24,413 million at the end of 2004.

Price Risk of Interest Rate Gap Positions

The price risk of interest rate gap stems from the temporary imbalances between lending and borrowing on the balance sheet. To manage this risk, a repricing gap was calculated for the financial assets and liabilities to account for the sensibility of the Financial Margin in the face of changes in interest rates of 100, 200, 500 and 1000 basis points over a 12 month period, and these were measured and compared with the interest rate risk limits designed.

Liquidity Risk

For Mercantil Servicios Financieros and their subsidiaries, administration and measurement of the liquidity risk is considered a priority within the Organization's global risk and business management.

The framework of policies, guidelines and scenarios is generated through the Assets and Liabilities Committee (ALCO) and the Integral Risk Committee. ALCO meets once a month to decide on the liquidity and structure of the institution's balance sheet having reviewed the development and trends of the main factors influencing the liquidity of the institution method using a series of tools and reports to optimize asset and liability management (analysis of liquid assets, short, medium and long-term liquidity gap); balance sheet structure (evolution of balance sheet items), Contingency Funding Plans, etc.

Backtesting Fixed Income in bolivars 2004


8.000
6.000
4.000
2.000
0
(2.000)
(4.000)
(6.000)
(8.000)
Of observations = 246
Outliners = 0
% Outliners = 0%

Backtesting Fixed Income in Foreign Currency 2004


1,500
1,000
0,500
0,000
(0,500)
(1,000)
(1,500)
Of observations = 250
Outliners = 7
% Outliners = 3%

Operational Risk

For Mercantil, 2004 was an important landmark in operational risk management due to the strategic restructuring of risk management in an endeavor to implement effective overall operational risk management processes.

Organizational Structure

Aligned with the Organization's strategic objectives and the new requirements of Basel II, efforts focused on creating an organizational structure to provide a working framework capable of pinpointing, quantifying, mitigating and monitoring the risks derived from processes, people, technology and external and physical events.

This called for the incorporation of highly qualified staff who can respond to the demands for the integral management of risk exposure through the business and support units of the companies comprising MERCANTIL.

The Operational Risk Management Framework has now been set up and will be implemented throughout MERCANTIL.


Organizational Structure
Identifying Events
Monitoring
Framework Operational Risk
Risk Evaluation
Information & Communication
Action Plan
Controlling Activities

Awareness

MERCANTIL has a team of highly qualified staff, committed to the policies and standards that govern the Operational Risk environment and with the training and capacity required to minimize risk exposure. The Operational Risk culture was extended to other Mercantil companies in 2004 as well.

Operational Risk Management Model

Mercantil continued to develop tools and methodologies in line with international standards to guarantee the success of its strategy to control and mitigate operational risk.

Taking into account that operational risk management involves the business and support units, the tools and methodologies used were optimized in order to incorporate them in each of those units to have sources of information on risks, events and their causes available to serve as the basis for the mitigation processes.

Self-Assessment Process

An overall and effective management is targeted, using the structure designed, starting with the identification of risks up to the final report to gain knowledge about them and establish responsibilities. The self-assessment tool was introduced into each business unit in order to identify its operational risks and design the controls necessary to respond to the risks effectively.

To ensure the success of these methodologies, construction of the portfolio of processes for Operational Risk commenced. This will provide Mercantil with a properly documented platform that will serve as the basis for following up and mitigating Operational Risk.

Monitoring Operational Risk

In 2004 the Operational Risk unit has expanded its horizons to identify and gather events, leading to a better analysis of errors, losses and their trends.

A significant achievement has been to include other Mercantil companies, such as Seguros Mercantil and Commercebank in an integral database which has provided more information to streamline the risk criteria.

In accordance with best practices, the process for developing and implementing operational risk indicators was initiated as a tool to facilitate the monitoring and follow-up of risks and to increase the quantitative value of the methodologies.

In order to analyze and comprehend the impact of operational risk, Mercantil divided operational risk events into five primary categories:

- External Fraud
- Internal Fraud
- Execution, Delivery and Management of Processes
- Damage to Assets
- Technological

Results at close of 2004

Business Continuity Plan

In 2004 efforts continued to strengthen the Business Continuity Plan for Mercantil.

The main goal is to prepare the Organization to provide a rapid and timely coordinated response using the processes, technology and staff required to recover operations in the event of a serious failure or catastrophic event likely to jeopardize business continuity.

Breakdown of Operational Risk events



87% External Fraud
12.2% Execution, Delivery and Management of Processes
0.6% Internal Fraud
0.3% Technological
0.2% Damage to Assets

Prevention and Control
of Money Laundering

The mission of the Anti-Money Laundering Prevention and Control Unit is to see that standards on the prevention and control of money laundering are complied with, supporting the Organization through a systematic, professional approach in order to identify, follow up and administer the risk of money laundering by providing information, conducting analysis and making recommendations in order to ensure adherence to regulations and best practices in this field.

Its action in 2004 focused on strengthening coverage and minimizing risks from money laundering by redesigning administrative and operating processes, training staff and acquiring state-of-the-art technology. This has provided an efficient and effective risk management structure with a high professional level which interacts with the rest of the units in an environment of continuous improvement.

Mercantil's Comprehensive Anti-Drugs Plan 2004 "Knowing is Winning," was developed. It includes an annual program of activities aimed at the Comprehensive Social Prevention of Drug Trafficking and Use for workers and their families, in accordance with the provisions of Article 101 of the Organic Law on Narcotics and Psychotropic Substances.

This unit participated actively in the training programs sponsored by the Inter-American Development Bank (IDB), the Caribbean Financial Action Task Force (CFATF), the National Anti-Drugs Commission (Conacuid), the Latin American Banking Federation (FELABAN), the Andean Development Corporation (CAF) and the Venezuelan Banking Association.

An extensive training program was prepared to develop workshops and courses for 5,501 employees. Two officials belonging to the Unit were certified by the Association of Certified Anti-Money Laundering Specialist (ACAMS) which accredits professional anti-money laundering specialists.

The Unit communicates on a permanent basis with the regulatory bodies. An anti-money laundering seminar was held at the Central Bank of the Netherlands Antilles to strengthen ties with this agency.

The internal control and surveillance mechanisms in place, especially in Banco Mercantil's subsidiaries, Commercebank, Seguros Mercantil and Merinvest, given the nature of their activities, facilitate the timely detection of transactions presumed to involve money laundering. At Mercantil the "Know your Customer" policy is crucial. An evaluation mechanism is used by the Internal Audit Unit on Banco Mercantil's branches' network to measure the degree of compliance of all the related aspects in the matter. The evaluations conducted during 2004, rated performance by 89% of the offices either "Excellent" or "Satisfactory."





INTERNAL CONTROL OF FINANCIAL INFORMATION

Internal control of financial information has been designed and promoted by management to provide security by making financial reports consistent and ensuring that financial statements are prepared in accordance with generally accepted accounting principles.

The Sarbanes-Oxley Act was passed in the United States in 2002 and applies to all companies that trade publicly in the United States. The Act specifies the responsibilities of corporate executives and directors when conducting internal controls on their companies' financial information and issuing executive certifications.

Although Mercantil Servicios Financieros subsidiary Commercebank need only comply with the ordinances of the Federal Deposit Insurance Corporation Improvement Act (FDICIA) passed in 1991, in 2004 Management decided to implement proactively certain requirements contained in Section 404 of the Sarbanes-Oxley Act, for the annual management certification of internal controls on the financial reports of its subsidiary Commercebank. Implementation of this certification process significantly increased the standard of the administrative tests, reflecting Management's ongoing commitment to carry out an effective control of the structure of the financial reports as regards their operating and design. The application of a more rigorous certification process will bring benefits that will result: first on the improvement and reliability of financial reports and second on the implementation of a stronger internal control structure that will be instrumental in preventing fraud.

Mercantil's Audit Committee has considered extending this process to the rest of the main subsidiaries of Mercantil Servicios Financieros.



Performance of Subsidiaries

The following is a summary of the contribution of MERCANTIL's main subsidiaries as of December 31, 2004, in accordance with the accounting standards of the National Securities Commission National Securities Commission (CNV).

Mercantil Servicios Financieros(1)

Shareholders' Equity Bs. 1,691 (12/31/04)

Shareholder's Equity	Banco Mercantil Bs. 1,034	Commercebank Holding Corp. Bs. 363	Holding Mercantil Internacional Bs. 76	Seguros Mercantil Bs. 114	Merinvest Bs. 55	Others Bs. 109	
Main Activity	Venezuelan universal Bank	U.S.A. Commercial Bank, Brokerage & Trust Services	International Banks (Switzerland, Panama, Curacao & Cayman Islands)	Insurance in Venezuela	Investment Banking, Mutual Funds, Trading & Brokerage in Venezuela	Holding and other non Financial Businesses	**Total**
(In billions of Bs.)							
Total Assets	8,850	7,072	596	324	49	215	17,106
% Assets	51.7	41.3	3.5	1.9	0.3	1.3	
Investments	3,476	3,528	316	216	47	183	7,766
Loan Portfolio	3,690	3,362	261	–	–	–	7,313
Deposits	7,330	5,916	570	–	–	–	13,816
Net Income for the year	279	49	0	31	20	-13	366
(In millions of US$)2							
Total Assets	4,621	3,693	311	169	26	112	8,932
Investments	1,815	1,842	165	113	25	96	4,056
Loan Portfolio	1,927	1,755	136	–	–	–	3,818
Deposits	3,827	3,089	298	–	–	–	7,214
Net Income for the year	148	26	0	16	11	-7	194
Number of Employees	6,094	630	39	981	37	95	7,875

(1) Figures show in accordance with National Securities Commissions Standards. Includes figures net of elimination of intercompany transactions

(2) Translated at the year-end controlled exchange rate of Bs. 1,915/US$1

Some comments are added, as well as a summary of the financial statements of MERCANTIL's principal subsidiaries, *based on the standards applicable to each of* them, which explains the differences with respect to the consolidated information in the previous table. Banco Mercantil presents its financial statements in accordance with the standards of the Superintendency of Banks in Venezuela, Commercebank in accordance with US-GAAP, Seguros Mercantil in accordance with the Superintendency of Insurance in Venezuela and Merinvest in accordance with the National Securities Commission.

Banco Mercantil

Banco Mercantil's total assets grew Bs. 2,411,295 million (41.5%) year on year, mainly due to the significant increase in money supply in Venezuela as a result of expanded Public Spending combined with the exchange controls in force since February 2003.

During 2004, the Net Loan Portfolio grew by Bs. 1,833,012 million (98.7%) and Customer Deposits by Bs. 1,972,894 million (42.0%). The rising level of Public Spending and faster authorization of foreign exchange by CADIVI have contributed to the increased demand for credit. The quality of the Loan Portfolio remained highly favorable with a 1.% ratio of Past-Due Loans and Non-Performing Loans to Total Loans (3.0% at December 2003), compared with 1.8% for the Venezuelan financial system as a whole.

At December 31, 2004 Banco Mercantil is the second bank in Venezuela with a market share of 13.9% of Total Assets. The Institution with the highest share has 14.5%. Mercantil has the largest Total Gross Loan Portfolio, with a market share of 16.0%. Deposits reached 14.1%, bringing the Institution to second place in the national banking system; this share is 14.9% if Government Deposits are not taken into account. Deposits plus Investments sold under agreement to repurchase accounted for 12.8% of the market share. The Institution with the highest market share has 15.4%.

At December 31, 2004, 55.8 % of the Investments in Securities are Deposit Certificates and other securities issued by the Central Bank; 31.4% in Venezuelan Government issued or backed securities and 12.8 % in securities issued by the private sector in Venezuela and abroad, principally in the United States.

Equity grew Bs. 244,452 million (31.6%) compared with the close of December 2003. This increase mainly includes an accrued net result of Bs. 355,737 million for 2004, Bs. 24,680 million corresponding to the adjustment of assets of the foreign subsidiaries and Bs. 64,020 million from adjusting the market value of Available-for-Sale Investments. It also includes a reduction of Bs. 199,981 million corresponding to cash dividends paid on common and preferred shares.

At December 31, 2004, the Equity/Assets ratio, according to the standards of the Superintendency of Banks in Venezuela, was 12.4% (the minimum required being 10%) and the Equity/Risk-Weighted Assets ratio is 20.0% (minimum requirement is 12%).

Net earnings for the year were Bs. 355,737 million, Bs. 118,958 million (50.2%) more than in 2003. This increase is mainly due to the growth in securities trading on the Venezuelan market which contributed Bs. 83,758 million, an additional Bs. 60,795 million in operating income from exchange differences, due to the bolivar's 20% devaluation against the dollar in 2004 (14% in 2003) and the improved performance of the Loan Portfolio, requiring lower provisioning.

The Gross Financial Margin rose by Bs. 40,345 million (6.2%) compared with the year ended December 31, 2003, mainly due to increased volumes of average financial asses and liabilities in Venezuela, given the drop in interest rates in Venezuela over that period.

Operating Expenses increased Bs. 102,667 million (23.3%) in 2004 compared with 2003, mainly as a result of a Bs. 51,361 million (27.4%) rise in Personnel Expenses to cover the Government's recent measures on the minimum wage, as well as the enforcement of wage increases policies and other benefits, plus a Bs. 19,488 million increase in Advertising Expenditure on new campaigns during the year.

Inflation in Venezuela, which was 19.2% in 2004, and devaluation of 20%, have an impact on Banco Mercantil's operating costs.

Banco Mercantil Year Ended (in millions)	December 2004 US$	December 2004 Bolivars	December 2003 Bolivars	December 2002 Bolivars
Total Assets	4,291	8,218,411	5,807,116	3,934,723
Investments in Securities	1,471	2,817,299	2,557,783	971,512
Loan Portfolio, net	1,927	3,690,580	1,857,567	1,869,908
Deposits by Customers	3,485	6,675,101	4,702,207	3,040,874
Equity	532	1,018,487	774,035	500,176
Net Earnings for the Year	188	355,737	236,779	173,133

Historical figures presented in accordance with the standards of the Superintendency of Banks and Other Financial Institutions (SUDEBAN).

Commercebank Holding

At December 31, 2004 Commercebank Holding had total assets of US$ 3,693 million, 16.3% higher than in December 2003. The Investment Portfolio grew by 25.0% over that same period. It is made up mainly of highly liquid instruments issued by the U.S. government or U.S. government-sponsored agencies. The Net Loan Portfolio grew 9.9% to US$ 1,755 million. Total Deposits at December 31, 2004 were US$ 3,190 million, representing a 16.1% variation with respect to December 31, 2003. Profits for Commercebank in 2004 were US$ 25.7 million, 15.8% higher than its earnings in 2003 which amounted to US$ 22.2 million. This growth was mainly due to higher average volumes of assets.

Operating expenses for the year increased by US$ 3.2 million (4.5%) compared with 2003. This corresponds mainly to an expansion in the infrastructure for handling new strategies, such as the expansion of the network of branches.

The results represent a Return on Assets (ROA) of 0.9% (0.8 in 2003) and a Return on Equity (ROE) of 11.8% (11.0% in 2003). Commercebank's main capital adequacy indicators are 7.6% of Equity/Assets) and 12.7% of Equity/Risk-Based Assets according to the standards of the Office of the Comptroller of the Currency (OCC).

During 2004 Fitch Ratings assigned Commercebank, N.A. the investment grade rating. The internationally renowned risk rating agency rated Commercebank BBB as an issuer of deposits and BBB- for long-term debt.

Commercebank Holding Consolidated Year Ended (in millions)	December 2004 US$	December 2004 Bolivars	December 2003 Bolivars	December 2002 Bolivars
Total Assets	3,693	7,071,623	5,068,331	4,461,547
Investments in Securities	1,843	3,528,457	2,352,341	2,398,457
Loan Portfolio, net	1,755	3,361,867	2,548,321	1,928,495
Deposits by Customers	3,190	6,109,489	4,386,707	3,909,809
Equity	189	362,767	264,780	209,038
Net Earnings for the Year	26	48,462	35,380	39,118

Historical figures presented in accordance with generally accepted accounting standards in the United States (US-GAAP)

In its report, Fitch Ratings emphasized the stability of its assets and capital position, its sound deposit base and satisfactory financial performance. It also highlighted Commercebank's regular uniform profits over the past years and its solid position of liquidity and equity levels that exceed the regulatory requirement of "well capitalized" and are sufficient to support the Bank's growth and risk levels. It finished by stating that the quality of the real estate loan portfolio is good and diversified.

Holding Mercantil International

Holding Mercantil International, consolidates four financial institutions abroad: Banco Mercantil Venezolano, in Curaçao; Banco del Centro, in Panama; BMC Bank and Trust in the Cayman Islands and Banco Mercantil (Schweiz) AG, in Zurich, Switzerland.

The subsidiary Banco Mercantil (Schweiz), continues to develop its private banking business, increasing during 2004 its assets under management. Foreign trade business such as letters of credit, guarantees and foreign exchange also grew during that period.

Holding Mercantil Internacional's total assets at December 31, 2004 were US$ 374 million, 43.3% more than the US$ 261 million recorded in 2003. Deposits grew 52.7% from US$ 216 million at the end of 2003 to US$ 330 million at December 31, 2004.

This growth was concentrated in the Investment Portfolio due to new market opportunities in fixed income securities identified in 2004 which triggering more trading activity.

Holding Mercantil Internacional C.A Consolidated Year Ended (in millions)	December **2004** US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars
Total Assets	374	716,982	416,574	315,867
Investments in Securities	228	436,871	227,340	178,441
Loan Portfolio, net	136	260,854	166,955	126,321
Deposits by Customers	330	631,799	344,782	235,196
Equity	39	76,406	62,206	47,887
Net Earnings for the Year	0	-518	5,789	479

Historical figures presented in accordance with International Accounting Standards (IAS).

Merinvest

During 2004, Merinvest continued to offer investment services in the domestic market. The Merinvest subsidiary has a securities brokerage company and a mutual fund management company.

Results at December 31, 2004 reflect Bs. 19,425 million in earnings compared to Bs. 20,471 million for 2003. The 5% reduction in earnings corresponds mainly to increases in remunerations for the sales force, advertising expenses and professional fees. Income from Commissions for mutual fund management increased 275% compared to the same period a year earlier, mainly as a result of the volumes administered which rose from Bs. 107 million at December 31, 2003 to Bs. 214 million at December 31, 2004.

Merinvest, C.A. Consolidated Year Ended (in millions)	December **2004** US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars
Total Assets	31	59,888	48,264	40,097
Investments in Securities	30	56,629	42,496	22,467
Equity	29	55,265	44,785	31,690
Net Earnings for the Year	10	19,425	20,471	11,158

Historical figure presented in accordance with the Standards of the National Securities Commission in Venezuela (CNV).

Seguros Mercantil

Premiums earned in 2004 grew 35.6%, to Bs. 486.370 million, reflecting the effort by the company's sales force. At the close of December 31, 2004, Seguros Mercantil came second on the list of the country's top insurance companies in terms of net earned premiums, with a market share of 9.8%.

The Assets accounts totaled Bs. 352,159 million at December 31, 2004. The company's equity was Bs. 116,032 million, providing it with a margin of solvency that complies with the regulations in force.

The figures presented include the mandatory and voluntary reserves required to back up the company's operations, including claims reserves pending settlement and end-of-year payments. Guarantees and reserves amounted to Bs. 208,609 million.

At the close of the period, the company's funds and investments reached Bs. 291,817 million. Total Investments to back up the technical reserves were recorded at Bs. 259,127 million. Sufficient liquidity to meet commitments to policy-holders, insurance advisors and reinsurers has always been maintained.

Net earned premiums for Individual Business Lines went from Bs. 133,289 million in 2003 a Bs. 181,435 million in 2004, an increase of 36.1%, accounted for mainly by the Health and Automobile insurance business, with Bs. 171,579 million. Bank-assurance operations grew by 62.8%, due to customers' acceptance of the Vital Mercantil policies.

Net earned premiums for Collective Business Lines rose to Bs. 140,479 million, registering 45.9% growth compared to 2003. This segment accounts for a significant portion of the company's portfolio, with a 28.9% share.

Equity Business Lines earned net premiums of Bs. 164,457 MM, 33.8% of the company's portfolio, with highly favorable technical results that contributed quite significantly to the good performance of the company's technical performance.

The technical results improved considerably, settling at Bs. 11,988 million in 2004, with a good incurred claims ratio and a combined ratio of 96.2%.

Net earnings rose to Bs. 31,402 million which by far exceeded the previous year's Bs. 8,278 million.

Seguros Mercantil, C.A. Consolidated Year Ended (in millions)	December **2004** US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars
Total Assets	184	352,159	231,118	170,286
Investments in Securities	152	291,817	195,393	141,091
Equity	61	116,032	61,177	50,379
Net Earnings for the Year	17	31,402	8,278	15,612
Net Earnings Premiums	254	486,370	358,791	227,908

Historical figures presented in accordance with the standards of the Superintendency of Insurance in Venezuela.

Mercantil Inversiones y Valores

One of the main investments of Mercantil Inversiones y Valores is its 43% share in Cestaticket, a company that issues food vouchers used by employers to pay worker incentives or benefits. In 2004 its sales were Bs. 58,190 million, with Bs. 35,057 million in profits, representing 32% year-over-year growth and a market share of 50%.

Servibien, a subsidiary of Mercantil Inversiones y Valores, whose main function is to trade in the personal and real property owned by the companies of Mercantil Servicios Financieros, again attained the goals it had set itself. One of those was to sell Bs. 31,119 million in real estate and vehicles following claims and compensation by Seguros Mercantil for Bs. 7,057 million through a public bidding system.

At the close of 2004, Mercantil Inversiones y Valores, C.A. owned assets and equity worth Bs. 111,239 million and Bs.108,595 million respectively, and reported profits of Bs.13,526 million.

Mercantil Inversiones y Valores Year Ended (in millions)	December **2004** US$	December **2004** Bolivars	December **2003** Bolivars	December **2002** Bolivars
Total Assets	58	111,239	45,676	29,212
Investments in Securities	46	87,714	37,755	22,046
Equity	57	108,595	42,960	26,385
Net Earnings for the Year	7	13,526	11,753	18,593

Historical figures presented in accordance with International Accounting Standards (IAS).

Corporate Governance

The concept of Corporate Governance refers to a series of standards and practices designed to regulate the relationship between the company's management and its stakeholders, including shareholders, customers, creditors and employees. Basically they consist of a series of standards and practices aimed at ensuring the transparency, efficient and adequate administration of the company according to the highest professional and ethical principles, derived from the MERCANTIL's fiduciary responsibility and commitment to its shareholders, customers, creditors and employees. Corporate Governance as a concept started at the beginning of the nineties. Since then it gained importance following events affecting a number of companies in the United States and Europe. In the case of Venezuela , the matter has taken on even more importance due to the recent issue of Corporate Governance principles by the National Securities Commission, which has suggested that Companies whose shares are registered with the National Securities Registry adopt these principles.


18
En Mercantil nos sentimos orgullosos de ser, a partir de ahora, la empresa de servicios financieros patrocinante de la Vinotinto y el fútbol nacional.
Para que la pasión de hoy, sea la alegría de mañana.
El fútbol venezolano es un esfuerzo que queremos ver crecer
MERCANTIL

However, since its incorporation in 1997, MERCANTIL has made it a priority to adopt these practices with the intention of keeping clear and effective corporate management to ensure the institution's success in the medium and long term. In effect, historically the Banco Mercantil subsidiary has taken the lead in this area by always being a step ahead of the regulations on the matter. Proof of this is that since 1981, the Bylaws established the Audit and Remuneration Committees. Also, the Code of Ethics which contains a series of ethical standards that have traditionally been observed by MERCANTIL's officials and employees in their day-to-day work. It is further demonstrated by the provision contained in the Bylaws forbidding Directors from taking part in deliberations, and compelling them to remain outside the a meeting room until a final resolution is reached on the matters discussed there if they, or their partners in civil or mercantile companies, have a personal stake therein. Our policies on the matter benefit not only our shareholders, but also our creditors, customers, employees and the community and organization in general. These policies are designed to strengthen the work of the Administrative bodies, starting with the Board of Directors, and encourage them to maintain the highest standards of responsibility, equity, efficiency and transparency.

The fundamental principle of these practices is to establish a system of checks and balances among the different bodies, business and operations areas, guaranteeing the clear and effective administration of the organization so that conflicts of interest may be satisfactorily settled.

In order to continue to strengthen the culture at MERCANTIL on the matter, in December 2004 members of MERCANTIL's Board of Directors, Executive Committee and Senior Management attended a Seminar on new worldwide trends and best practices in Corporate Governance.

The program was organized at the request of MERCANTIL by the New York based Institute of International Finance, which has a wealth of experience on the matter and holds events on a regular basis. This one was attended by some outstanding speakers, including representatives of the bank regulatory bodies in the United States of America, members of important legal and financial consultancies, renowned academics in the field of conflicts of corporate interests and corporate governance, as well as members of important firms in the capital market (investment banks and risk rating agencies).

MERCANTIL's governance structure consists of a Meeting of Shareholders, followed by the Board of Directors with its Audit, Risk and Remuneration Committee, the Executive Committee, the Chairman and CEO (both office currently held by the same person), the Internal Auditor and the Compliance Officer.

Board of Directors

The efficiency of the Board of Directors is essential to deal with the different interests of the company – shareholders, creditors, its customers, employees and the community in general The Board of Directors has the main responsibility for defining corporate strategies, determining business policies and setting and controlling the strategic direction of the institution. It also supervises the management of the Organization's different business and support areas. It evaluates results by comparing them with previously approved plans, performance in previous years and the environment.

In accordance with best governance practices, the Board of Directors of MERCANTIL consists mainly of Directors who are independent from the Administration. This is a further demonstration of MERCANTIL's commitment to international management standards and consequently to best corporate governance practices.

The Directors are highly qualified and well versed in business and finance, thus guaranteeing their ability to carry out their functions and fulfill their duties with a high level of professionalism.

The Board of Directors is made up of 8 directors and 16 alternates. It appoints one of its officers as Chairman and CEO and both these offices may be held by one and the same person. The Board meets once a month and any time the Chairman deems necessary.

MERCANTIL's a Audit and Remuneration Committee was created to ensure transparent management and better control over procedures. It functions in accordance with the Company Bylaws. Since 1981, the Bylaws of the Banco Mercantil subsidiary have stipulated that both these Committees must exist. At the Board meeting held on May 31, 2001 it was decided to create the Risk Committee. These Committees are made up mainly of Directors who are Independent from the Administration.

Board of Directors Remuneration Committee

This Committee is responsible for setting the organization's remuneration policy and approving the remuneration of the Chief Executive Officer and senior management and notifying the Board of Directors thereof. In 2004 the Remuneration Committee met 9 times and dealt with the following topics: establishment of the wage policy; discussions on the new collective bargaining agreement; consideration of the fees payable to the officers of the Board of Directors for attending Board meetings in order to make suggestions to the Shareholders' Meeting; consideration of the fees payable to members of the Board of Directors' Committees for attending Committee meetings to recommend approval to the Board of Directors; considerations on remuneration policies and wage increases; review of the incentive program; special payment to retired workers of Mercantil; amendment of the home mortgage and vehicle financing scheme for officials; approval of a new human resources policy related to the structure of the basic and variable remuneration of officials who will have corporate and global responsibility at Mercantil; review of staff turnover and follow-up of labor demands.

Members

Gustavo J. Vollmer H. (Coordinator)

Víctor Sierra

Rafael T. Hernández A.

Gonzalo Mendoza

Oscar Machado K.

Luis Esteban Palacios W.

Luis Alfredo Sanabria U.

Gustavo Marturet (Ex officio)

Board of Directors Audit Committee

This Committee is responsible for reviewing the accounting and management policies, opinions and reports of internal and external auditors, establishing provisions, examining the Financial Statements and their Notes and formulating recommendations to the Board on matters within its competence. It also approves the engagement and fees of the external auditors. The Audit Committee met 11 times in 2004 and dealt with various topics, such as: examination of the financial statements of Mercantil and its subsidiaries, consideration and setting of the different provisions, analysis of fiscal contingencies, review of the audit activities of Internal Audit and activities related to the prevention of money laundering, consideration of the fees of the External Auditors, examination of audit s to review the controls of the business cycles of the Seguros Mercantil subsidiary, discussion on the implications of the Sarbanes-Oxley Act and the requirements of the Federal Deposit Insurance Corporation on Mercantil's ADR program and operation of the Commercebank subsidiary; review and discussion of the internal control report of the External Auditors and the subsidiary Seguros Mercantil; discussion on various internal control aspects related to the issue of financial information; engagement of external advisors to bring the financial statements in line with US-GAAP; engagement of external advisors to adapt the structure, responsibilities and functioning of the Committee to best governance practices.

Members

Luis A. Romero M. (Coordinator)

Jonathan Coles W.

Germán Sánchez Myles

Francisco Monaldi

Alfredo Irigoin

Gustavo Machado C.

Eduardo Mier y Terán

Federico Vollmer

Gustavo Marturet (Ex officio)

Board of Directors Risk Committee

Approves the risk profile and the policies and risk limits of MERCANTIL. Optimizes the use of capital to support the risk profile established.

In 2004 the Risk Committee met 6 times and dealt with the following topics: consider increasing position in indexed bonds of the Republic of Venezuela; discuss portfolio and other reserves at the close of 2003; policy to acquire paper issued by the government; investments in the Central Bank of Venezuela and growth of loan portfolio; approval of the government's new risk management model; discussion of the study on risk evaluation Venezuelan Government and Central Bank of Venezuela; review of the report to the Superintendency of Banks on actions taken in risk administration at the Banco Mercantil subsidiary; review of the cross border limits of the Banco Mercantil Venezolano NV subsidiary; discussion on the increase in the limits of the Venezuelan Government and considerations on public debt bond issues (Venezuelan Government); review of Cross Border limits and MERCANTIL's risk profile; discussion of the information security project; review of the operational risk and market risk results; analysis of risks associated with the Commercebank's Real Estate business; adjustments of the composition of the Credit Committees to the new organizational structure; analysis of concentration with a single debtor; discussion of topics related to the Latin American countries and Basel II.

Members

Alfredo Travieso P. (Coordinator)

Gustavo J. Vollmer A.

Thimothy Purcell

Miguel Angel Capriles L.

Gustavo Galdo

Luis A. Marturet

Guillermo Sosa S.

Carlos Hellmund B.

Gustavo Marturet (Ex officio)

Executive Committee

MERCANTIL has an Executive Committee made of the Chairman and Chief Executive Officer (both offices currently held by the same person), and up to 8 senior managers from the Business and Support areas of the organization, which guarantees the timely implementation of MERCANTIL's decisions and strategies. This Committee meets on a regular basis once a week and on an extraordinary basis whenever necessary. It is responsible for evaluating options and formulating recommendations on policy matters, objectives, strategies and organization and submitting them to the Board of Directors for consideration, as well as for guiding Management's efforts to implement the policies adopted. It must also evaluate the result of applying them.

Chairman and CEO

Currently the positions of Chairman of the Board of Directors and Chief Executive Officer are held by the same person. The provisions of the Bylaw envisage the possibility of both offices being held by the same person, at the decision of the Board of Directors.

The Chief Executive Officer as Chairman of the Board is responsible for managing the Company's activities and business, chairing Shareholders' Meetings, Board Meetings and meetings of the Executive Committee, and assisting and advising them on policies and objectives, strategies and major decisions, as well as representing the Company before political and administrative authorities and other private and public individuals. The Chief Executive Officer is responsible for high level management and executive coordination of the Company's administration; putting the consideration of the Board of Directors and the Executive Committee the policy, objectives, strategies and decisions of importance, informing both bodies periodically of the Company's financial situation and of the results of its operations. The CEO is also responsible for appointing and removing from office General Managers, Consultants and Advisors as required.


Se trata de tu tranquilidad.
Se trata de tu vida.
Se trata de Mercantil.
MERCANTIL


Se trata de tu esfuerzo.
Se trata de tu vida.
Se trata de Mercantil.
TAXI
MERCANTIL

Internal Auditor

In accordance with the regulations applicable to MERCANTIL and its subsidiaries, MERCANTIL has an Audit Manager who works with the Audit Committee in examining the overall operations of MERCANTIL and its subsidiaries.

The Audit Manager is the head of the Global Internal Audit Unit, which designs Mercantil's internal audit plan together with the Audit Committee. This plan is executed throughout the year. The results of the internal audit are examined and discussed periodically by the Audit Committee and the Board of Directors, so that action may be taken to correct any shortcomings.

To complement the work of Internal Auditor, at the end of the year the Management Audit Committee was created. This Committee is made up of the same members as the Executive Committee and the Audit Manager. It meets once a month to follow up the audit processes under way, check compliance with the plans of action established for the units under examination, and ascertain compliance with the decisions taken and, in general, consider matters relating to the Company's audit plans.

Compliance Officer

In accordance with the regulations on the matter, Mercantil has a Compliance Officer who chairs the Committee on the Prevention and Control of Money Laundering, is responsible for the design of the Annual Operating Plan on the Prevention and Control of Money Laundering, coordination and supervision of the Committee and Unit for the Prevention of Money Laundering, coordination of staff training activities at MERCANTIL on the prevention and control of money laundering, and maintaining institutional relations with the regulatory bodies on this matter. It also advises the Audit Committee and the Board of Directors on compliance with their obligations under the anti-money laundering laws.

Information Disclosure

Following the standards of the regulatory bodies, MERCANTIL prepares and publishes the Company's Financial Statements on a semi-annual basis.

In compliance with the pertinent regulations, MERCANTIL prepares a quarterly report containing detailed and precise information on economic and financial data, as well as data other relevant data for the market, which is disseminated to the general public, to the National Securities Commission and to the Caracas Stock Exchange, through the national media, and also to analysts and other participants in the local and international markets by e-mail.

Information is also distributed periodically to the Securities and Exchange Commission under the obligation associated with maintenance of the MERCANTIL's Level 1 ADR program in the United States of America. MERCANTIL's financial information is also available on the website of its subsidiary Banco Mercantil at www.bancomercantil.com.

Thus MERCANTIL fulfills the regulations on immediate dissemination of any information that may materially affect its share price.

Lastly and most importantly, MERCANTIL has an Investor Relations Unit whose functions include the timely dissemination of information to investors through different means, including events and presentations.

Report of the Board of Directors' on Compliance with Corporate Governance Principles

Report of the Board of Directors of Mercantil Servicios Financieros on compliance with Resolution N° 19-1-2005 of the National Securities Commission dated February 2, 2005, published in the Official Gazette of the Bolivarian Republic of Venezuela N° 38.129, dated February 17, 2005, renders to the Shareholders' Meeting this report on the degree of compliance with the governance principles adopted by the National Securities Commission referred to in the Resolution.

Board of Directors - Independent Directors

The Board of Directors, at its meeting on February 21 2005, examined the independence of each director and determined that at least one fifth of the members of the Board of Mercantil Servicios Financieros are independent directors according to the criteria on independence of the Directors contained in that Resolution. Consequently, Mercantil Servicios Financieros meets the requirement established on the matter by the Resolution of the National Securities Commission on Principles of Corporate Governance, which provides that at least one fifth of the Board of Directors must consist of independent directors

In order to comply with the need for transparency and dissemination on this matter, the Report distributed to the shareholders contains a resume of the Directors' curricula.

Audit Committee

All the voting members of the Audit Committee of Mercantil Servicios Financieros are independent directors, according to the criteria on independence of the directors contained in said Resolution. Dr. Gustavo A. Marturet sits on this Committee as ex officio member. The responsibilities of the Audit Committee are stipulated in the Resolution on Principles of Corporate Governance. This Committee also deals with other matters. The issues dealt with by this Committee during 2004 are mentioned in the chapter on Corporate Governance. Resume of the curricula of its members are included in this Report.

In summary, Mercantil Servicios Financieros fulfills all the principles of corporate governance adopted by the National Securities Commission.


El olor de un carro nuevo.
La primera vez que lo manejas.
No hay nada como sentir la
satisfacción de alcanzar las metas
por las que tanto has trabajado.
Se trata de tu esfuerzo.
Se trata de tu vida.
MERCANTIL


Dedicación. La unión de muchos esfuerzos.
Porque existe el compromiso con los
que serán el porvenir de nuestro país.
Se trata de tu esperanza.
Se trata de tu vida.
MERCANTIL



Risk Ratings

Mercantil Servicios Financieros	Fitch Ratings	Clave
Unsecured Bonds	A2	A2
Commercial Papers	A2	A1

Banco Mercantil	Fitch Ratings	Moody´s
National Rating		
Long Term	AA(Ven)	-
Short Term	F1(Ven)	-
International Rating		
Long Term (foreign currency)	B+	B3
Short Term (foreign currency)	B	-
Individual	C/D	E+

Commercebank	Fitch Ratings
International Rating	
Long Term (deposits)	BBB
Long Term	BBB-
Short Term	F3
Individual	B/C

The relationship with external analysts and risk rating agencies that analyze Mercantil and its subsidiaries is channeled through the Investor Relations Unit.

In 2004 several credit rating processes were undertaken. These included reviews and initial classifications, as in the case of Commercebank N.A., which showed results that reflect the strength of the different institutions to meet their financial commitments.

The following summary shows the credit ratings of Mercantil Servicios Financieros, Banco Mercantil and Commercebank, granted by risk rating agencies Fitch Ratings, Clave Sociedad Calificadora de Riesgo and Moody's.

The ratings of Mercantil Servicios Financieros are granted for the short term issues in bolivars (less than 1 year) and medium term ones (1 to 3 years) the institution has made since 2001 in the local capital market with a view to making new investments, maintaining an efficient capital structure, and maintaining a financial channel active to take advantage of new business opportunities. The outstanding amount at the close of 2004 is Bs. 88,675 million in bonds and Bs. 16,928 million in commercial paper.

The ratings granted to these issues by each of the credit rating agencies are among the best granted to Venezuelan issuers and reflect the small investment risk carried by these instruments, given their issuer's excellent capital and interest payment capacity, under the conditions and terms agreed upon.

In the case of Banco Mercantil, the national ratings reflect the institution's strength and are the best ratings granted to a financial institution in Venezuela. The international ratings tend to be dependent on the country risk for Venezuela, whose current rating is B+ according to Fitch Ratings and B2 according to Moody's.

For Commercebank, the rating granted constitutes an investment grade rating, indicating its low credit risk. The investment grade granted is very positive and reflects the sophisticated risk control systems and the strength, which are the result of the bank's liquid position.


Colegio

Social Responsibility

From the outset, Mercantil develops and supports Social Action programs which go beyond the financial activity they conduct, since the social commitment towards the community it serves is one of its corporate values.

During 2004, Banco Mercantil and Fundación Mercantil, were involved in a wide range of social action activities through a series of new institutional initiatives and projects, and also through donations and sponsorship of various social development organizations. Commercebank the U.S. subsidiary, made contributions to different institutions in the community in southern Florida. The social investment of Mercantil Servicios Financieros during the period under review amounted to Bs. 5.7 billion. Also during the year, Banco Mercantil delivered contributions worth Bs. 2.5 billion to Fundación Mercantil to strengthen the equity fund from which Donations and Sponsorships are made.

Mercantil's social action in Venezuela is projected in different areas, in particular its ongoing support for Basic Education through its program "Give your School a Helping Hand," which has been undertaken for 23 years with the Ministry of Education and Sport through the technical supervision of the Foundation for Educational Buildings (FEDE), aimed at safeguarding the ecological, historical and folkloric values of the different regions in the country.

During 2004, ten schools, in Aragua, Miranda, Táchira, Yaracuy, Trujillo, Cojedes, Nueva Esparta, Guárico, Portuguesa and the Capital District were served. A total of 225 were repaired benefiting more than 800 thousands members of the educational communities in the country.

"Give your School a Helping Hand" has extended its project beyond our borders. Unesco awarded it an international distinction considering it ".... a Unique Program in its style, undertaken together with public and private enterprise, as a contribution to Venezuelan education."

In 2004 Mercantil continued its support for Higher Education, helping to strengthen the Scholarship Financing, Research and Development, Laboratory Equipment and Computer Rooms programs, and also to support student involvement in national and international events in representation of the Universidad Central de Venezuela, Universidad Católica Andrés Bello, Universidad Católica Santa Rosa, Universidad Simón Bolívar, Universidad Metropolitana, etc. Creation by Mercantil of the Education Foundation Funds also deserves special mention. This university study program is the only one of its kind in Venezuela. Agreements were signed with the Universidad Católica Andrés Bello, Fundación Universitaria Santa Rosa and Fundación para la Educación Eclesiástica Juan Pablo II (FESE).

Breakdown by segments of Donations and Sponsorships
Bs. 5,700 millions



43.64% Education
25.73% Social Welfare
13.91% Culture
11.02% Health
5.71% Religious institutions

This year in the field of Social Development Mercantil contributed to the equipping of school canteens, children's homes and playing fields; social welfare programs for children and young people; and support for anti-drugs programs, working closely with social institutions: the Church and Non-Governmental Organizations and Public and Private Social Development Organizations, all of which play an important role in strengthening Social Capital.



In 2004, the Health sector was stimulated by the creation of Health Foundation Funds whose purpose is to assist sick children from the country's poorest sectors, especially children with cancer and cardiovascular diseases. Agreements to that effect were signed with the Cardioamigos and Amigos del Niño con Cáncer foundations.

Mercantil also provided incentives to the cultural sector by promoting the Mercantil Choir and the Caracas Camerata at concerts open to the public and artistic programs in support of the talent of national values in music, theater and dance. It fostered editorial and musical projects to disseminate the works of Latin American authors and performers and the Mercantil Collection aimed at conserving, research and projecting Venezuelan art to the general public.

Commercebank in the United States has always taken a proactive attitude towards helping the community it serves. Social responsibility is shared by its employees and executives who understand that solidarity helps strengthen communities, which can be seen from its involvement in important nonprofit professional associations.


Ponle
Cariño
a tu Cole

In 2004 Commercebank supported different charity organizations. It also continued its support for the Anti-Cancer League. The Management team led a drive to collect donations for the American Red Cross Greater Miami and The Keys for victims of the Florida hurricane. It also received donations from the Association of Salesian Ladies, a nonprofit organization whose mission is to encourage the economic improvement and human development of impoverished sectors in Latin America. It supported a program to prepare the workforce in the San Juan Bosco community of Miami's Little Havana neighborhood.

This year Commercebank organized a series of fundraising events for the Fundación Voces por los Niños benefit. This foundation works to ensure that every abandoned or abused child in Miami-Dade county receive financial, medical, educational and social assistance. Employees were trained to act as role models for the Miami-Dade students in the Greater Miami Éxito Juvenil program. The bank sponsored scholarships for the best and brightest young people through organizations such as Florida Memorial College, the Haitian-American Scholarship Fund and the Miami-Dade and the New Hope Chamber of Commerce.

In 2004 the bank continued its association with local schools to promote the arts. Commercebank also sponsored the International Festival of Hispanic Theater and Hispanic Heritage, both designed to promote Hispanic culture and artistic excellence. In New York it continued to support the prestigious Juilliard School of Music, Dance and Drama.





Awards and Acknowledgments


Pero ninguno
tan grande
como el de
NUESTROS
CLIENTES

In 2003, MERCANTIL subsidiaries –Banco Mercantil, Commercebank, Seguros Mercantil and Fundación Mercantil were nationally and internationally acknowledged for their role in the field of finance and social responsibility, reaffirming their day-to-day effort to continue to offer the most innovative and timely financial solutions.

These awards and recognitions are an incentive to continue to strive for excellence, with the highest goal in sight, the goal of satisfying our customers.

Forbes Magazine

Mercantil Servicios Financieros (MERCANTIL) was the only Venezuelan firm on Forbes Magazine's list of the world's 2000 most powerful companies. Its ranking is based on an indicator composed of a company's income, profits, assets and market capitalization. MERCANTIL came in at number 1861 out of the 2000 companies on that list and at 32nd in Latin America.

The Banker

The British magazine The Banker, a prestigious publication specializing in the economic area which belongs to The Financial Times Group, rated Mercantil Servicios Financieros as the top financial institution in Venezuela in its July edition in which it published the ranking of Top 1000 World Banks.

The Banker rated MERCANTIL 14th out of the 25 most important Latin American financial institutions, thereby recognizing the Company's long-standing experience, leadership and stability. The Top 1000 list comprises the largest financial institutions in the world in terms of equity and profitability.

Global Finance

Global Finance magazine, specializing in the analysis of international financial markets, selected Banco Mercantil as the Best Bank in Venezuela," "Best Foreign Exchange Bank" and "Best Trade Finance Bank."

This is in fact the fourth year running that the magazine has rated Mercantil as Best Bank in Venezuela, the third year it chose it as Best Trade Finance Bank and the second time it acknowledged it as the Best Foreign Exchange Bank, having previously received the award in 2002.

According to the list of the world's best banks, published in the October 2004 edition, Mercantil is the Best Bank because "it has managed to retain its position of leadership," as the largest private bank in Venezuela.

Global Finance made its choice based on objective factors such as asset growth, profitability, geographical scope, strategic relations, development of new business and innovative products and services, as well as subjective criteria which include options of analysts, financial consultants and other specialists from the area selected, not necessary the largest banks, but those that all corporations all over the world prefer to do business with.


GLOBAL FINANCE
Detrás de cada reconocimiento, está el apoyo de nuestros clientes
Mejor Banco del año 2004 en Venezuela
Mejor Banco en Comercio Internacional del año 2004 en Venezuela
Mejor Banco en Operaciones Cambiarias del año 2004 en Venezuela
Tres nuevas distinciones que confirman el esfuerzo constante de Mercantil por seguir avanzando en el camino de la excelencia, lo cual nos estimula a continuar ofreciendo la mejor calidad de servicio y atención a nuestros clientes, con innovadoras y oportunas soluciones financieras.
Clasificación de la revista financiera Global Finance
Edición de Octubre 2004
Impreso con autorización de la revista Global Finance
MERCANTIL

Emerging Markets

The publication Emerging Markets selected Banco Mercantil as the Best Trade Finance Bank in the Andean Region during the meeting of the Inter-American Development Bank (IDB), in Lima, Peru.

This recognition is based on nominations by analysts of investment banks and rating agencies. To make the election it took into consideration such aspects as management quality and financial performance by the Institution.

In its verdict, Emerging Markets points out that Banco Mercantil is the country's largest universal bank, has managed to hold up under pressure, has one of the most sophisticated Trade Finance divisions in the region and has built its experience on a range of trade and export oriented financial solutions.

Latin Finance

In 2004 the prestigious economic magazine Latin Finance awarded Banco Mercantil the prize for "Best Bank in Venezuela" for the fourth year running. It said Mercantil is the largest bank in the country and has shown a capacity for success in the Venezuelan business environment, continuously reporting profits.

It stresses one of the institution's strengths as to have Commercebank as one of its subsidiaries. Executives consulted by Latin Finance pointed out that "in terms of service, Mercantil is the best of the local banks."

PC NEWS & Report

Banco Mercantil was awarded the prize "Best of Dot Com" in the category "Best Internet Bank." This prize, awarded by publishing group PC News & Report, acknowledges the work of institutions belonging to the Information Technology sector in Venezuela and highlights the best website of companies serving Venezuelan internet surfers.

The methodology used by the organizer lies in the pre-selection of the sites most visited by the public, offering them the option to grant prizes through their votes on the PC News & Report portal.


Forbes
Revista Financiera Internacional
"Única Empresa Venezolana entre las 2000 más Importantes del Mundo"


LATINFINANCE
Revista Financiera Internacional
"Mejor Banco del año 2004 en Venezuela"


The Banker
Revista Financiera Internacional
"Institución Financiera N° 1 en Venezuela"


EmergingMarkets
Revista Financiera Internacional
"Mejor Banco de la Región Andina"


GLOBAL FINANCE
Revista Financiera Internacional
"Mejor Banco en Venezuela"
"Mejor Banco en Operaciones Cambiarias"
"Mejor Banco en Comercio Internacional"


Lo Mejor de Punto Com
"Mejor Banco en Internet en el año 2004"
"Mejor Seguro en Internet en el año 2004"

Commercebank: "outstanding" in community service

The Officer of the Comptroller of the Currency (OCC) the regulating entity that supervises the activities of the Commercebank subsidiary in the United States, rated it "outstanding," the highest ranking for a banking institution, in the annual evaluation in compliance with the Community Reinvestment Act.

This Act was passed in 1977 to encourage banks and savings and loan associations to solve the need for loans for all segments of their communities, including low and moderate income segments.

In its report the OCC praises the bank in different areas, including Community Development Services, pointing out that Commercebank is the "leader in providing community development services in the metropolitan statistical area of Miami," and mentioning that the institution's lending activity reflects an excellent response to borrowing needs.

Risk Ratings Agencies

Risk Rating Agencies Fitch Ratings Venezuela y Clave Sociedad Calificadora de Riesgo, based on the results of Mercantil Servicios Financieros for 2003, improved their rating of issues of outstanding Commercial Paper from A3 to A2, stating that "the rating is backed by an adequate diversification of its operations, low level of leverage and the financial strength of the main subsidiaries that provide the flow of dividends to pay the issuer's obligations."

The rating firm Clave said that "due to the low level of spending, the operating income of Mercantil Servicios Financieros more than covers the interest on current and envisaged financial indebtedness."

Universidad Católica Andrés Bello (UCAB)

The Council of Universidad Católica Andrés Bello agreed to award MERCANTIL the "Order of Universidad Católica Andrés Bello" for its active involvement in the University and for its strategic initiatives to develop the Library, the Center for Legal Research, educational credits, student participation projects and meetings which are open to the general public.

This Order is an honorable distinction awarded to people and companies in recognition of their merits and the services and assistance they have provided to the University.

CONACUID

In its 2004 report on implementation of Mercantil's Integral Anti-Drugs Plan delivered in April 2004, the National Commission against the Illicit Use of Drugs (CONACUID), acknowledges the institution's compliance with the objectives of this plan, stating that "Banco Mercantil's contributions to drug prevention in the workplace through the Integral Anti-Drugs Plan, "knowing is winning," aimed at workers and their families, which has managed to prepare and sensitive staff and their families on prevention of drug use, by fostering healthy lifestyles through training, information and recreation."

Management

Board of Directors

Principal Directors

Gustavo A. Marturet
Chairman and CEO

Chairman and CEO President of Mercantil Servicios Financieros (1993) and Banco Mercantil, Civil Engineer, U.C.V. (1962). President of the Boards of Directors of Commercebank Holding, of its subsidiary Commercebank N.A. and of Fundación MERCANTIL. Director of Seguros Mercantil. Vice President of the National Banking Council. Member of the Advisory Council for Strengthening Capital Markets of the National Securities Commission (CNV). Member of the Higher Council of Universidad Santa Rosa. VicePresident of the Board of Directors of the Venezuelan American Chamber of Commerce and Industry (VenAmCham). Member of the Board of Directors of the Institute of International Finance, Inc. (IIF). President of the John Paul II Foundation for Ecclesiastical Education (FESE) and member of the "Americas Society Chairman's Advisory Council". Former President of the Venezuelan Bankers Association (ABV), National Banking Council, Council of Venezuelan American Entrepreneurs (CEVEU), Colombian Venezuelan Economic Integration Chamber (CAVECOL). Former member of the Advisory Council of the Central Bank of Venezuela (BCV) and of the Boards of Directors of various associations connected with the financial and production sector.

Gustavo J. Vollmer H.
Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal)

Civil Engineer graduated from Cornell Universidad (USA), with a Doctorate from Universidad Central de Venezuela (UCV). Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former member of the Board of Directors of S.C. Johnson & Son de Venezuela, C.A., IBM de Venezuela and IBM World Trade, Americas Far East. Former Chairman of the Board of Banco Mercantil, C.A. (Banco Universal) and Consorcio Inversionista Mercantil Cima and President and/or Director of several Venezuelan sugar, metalworking, cement, finance, construction, alcoholic beverages companies and international corporations. Former President and Director of several business organizations and national and foreign organizations and foundations.

Alfredo Travieso P.
Administrative Partner of the law firm Tinoco, Travieso, Planchart & Núñez.

Graduate and postgraduate degrees in law from Universidad Católica Andrés Bello (UCAB), postgraduate degree from the University of Michigan, USA. Principal Partner of the law firm Tinoco, Travieso, Planchart & Núñez. President of Hamburg Süd of Venezuela C. A., and Grupo Emboca, C.A. Principal Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp, Manufactura de Papel MANPA, C.A., Centro Comercial Judibana, Hellmund & Cia., Tapas Corona, C.A., ARS Publicidad, and Venamcham. President of the Venezuelan Association of Financial Law; and Member of the Venezuelan Association of Tax Law, the International Bar Association, and the International Academy State & Trust.

Luis A. Romero M.
Financial Adviser

Electrical Engineer graduated from Universidad Metropolitana, MBA from Babson College, PMD and CEP from Harvard University. Principal Director of the Boards of Mercantil Servicios Financieros C.A., Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp and Commercebank, N.A. Member of the Consultative Council of the Venezuelan American Business Council (CEVEU). Director of International Briquettes Holding (IBH), Alternate Director of PAVCO de Venezuela and Director of Caurimare, S.A. and Desarrollos e Inversiones, S.A. Former Corporate Director of Strategic Planning of Siderúrgica Venezolana, SIVENSA, S.A.

Timothy Purcell
Responsible for JP Morgan Partners' investment activities in Latin America.

Graduated from Cornell University, USA with an MBA from the Wharton School and a Master's Degree in International Affairs from the University of Pennsylvania. Currently responsible for JP Morgan's investment activities in Latin America and Europe, Administrative Partner of JP Morgan Latin America Capital Partners, representing the interests of Morgan Capital on the Boards of Convermex (Mexico) and Casa Marzan (Mexico) Principal Director of Mercantil Servicios Financieros C.A. and Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp. and Commercebank N.A. In 1993 headed JP Morgan's office in Chile. In 1986 joined JP Morgan's Mergers and Acquisitions group, specializing in Latin American transactions. Former Director of Nortel (Argentina), Patagon.com (Argentina), Alicorp (Peru), Cinemex (Mexico), Corfuerte (Mexico) and Latasa (Brazil).

Gustavo Vollmer Acedo
President of Grupo Palmar.

Economist graduated from Duke University, with a postgraduate in Economic Development from Cambridge University, England. PED in Business Administration at IMEDE, Switzerland. President and CEO of Corporación Palmar S.A., and other companies of Grupo Palmar. Chairman of the Board of the Institute of Advanced Administration Studies (IESA). Member of the Board of Directors of Venezuela Competitiva. Member of the Consultative Council of the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Was the Founding Chairman of the Board of CEVEU. Member of the Development Council of Universidad Católica Andrés Bello (UCAB). Member of the Board of Directors of C.A. Electricidad de Caracas, Siderúrgica Venezolana, S.A. SIVENSA. Member of the Latin America Advisory Committee of the New York Stock Exchange (NYSE). Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Commercebank. Former International President of the Young Presidents' Organization (YPO) and the Venezuelan Alliance against Drugs.

Jonathan Coles
President of Instituto de Estudios Superiores de Administración (IESA).

Graduated from Yale University, with an MBA from Venezuela's Institute of Advanced Studies in Administration (IESA). Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), El Nacional, C.A. La Electricidad de Caracas, PROAGRO C.A., Colegio Santiago de León de Caracas, S.C. Johnson & Son de Venezuela and Venezuela Competitiva. Director of Commercebank, N.A. and Commercebank Holding Corp. Was formerly General Manager, CEO and Chairman of the Board of Directors of Mavesa, S.A., Minister of Agriculture and Director of the Central Bank of Venezuela (BCV).

Víctor J. Sierra A.
Director of Valores and Desarrollos VADESA S.A

Attorney graduated from Universidad Central de Venezuela (UCV). Director of Valores and Desarrollos VADESA, S.A., Vice President of Inversiones Capriles and Legal Representative of Cadena Capriles. President of Publicaciones Capriles, C.A. Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly Legal Adviser, Legal Representative and President of the Cadena de Publicaciones Capriles publishing group and the Capriles group of companies. Director of Valinvenca, Inversiones Finalven, Sociedad Financiera Finalven, Servicios Finalven, Banco República, Inversiones Diversas, C.A. (INVERDICA) and C.A. La Electricidad de Caracas. Former Director of C. A. Venezolana Guías (CAVEGUIAS).

Alternate Directors

Luis A. Sanabria U.
Legal Adviser to Corporación Palmar.

Graduated in Law at Universidad Católica Andrés Bello (UCAB) and studied at Georgetown University, Washington. Currently Investment Director for AEFEVE, C.A., C.A. Ron Santa Teresa, Constructora Alvo. Alternate Director on the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Oscar A. Machado K.
President of Siderúrgica Venezolana SIVENSA, S.A.

Graduated in Industrial Engineering at Universidad Católica Andrés Bello. Former President and Director of Venezuela Competitiva and the Venezuelan Iron and Steel Institute (IVES). Former President and Adviser to the Association of Venezuelan Executives (AVE). Director of the Executive Committee of the Latin American Iron and Steel Institute (ILAFA) and the Venezuelan Confederation of Industrialists (CONINDUSTRIA). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Director of Aeropuerto Caracas, S.A., Development Council of Universidad Católica Andrés Bello.

Eduardo Mier y Terán
Chairman of the Board of Directors of Desarrollos e Inversiones, S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc from Stanford University. Currently Chairman of the Boards of Industrias Plycem, S.A., Pavco de Venezuela, S.A., Agregados Livianos, C.A., Caurimare, S.A. and Desarrollos e Inversiones, S.A. Director of Moore de Venezuela, S.A., H.L. Boulton & Co., S.A. and Fundación John Boulton, Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former General Manager of Inversiones Tacoa, C.A. and President of Educrédito.

Luis Esteban Palacios W.
Founding Partner of law firm Palacios, Ortega & Asociados

Attorney graduated at Universidad Central de Venezuela with a postgraduate degree from New York University, MCJ 58. Former President of Montepio de Abogados de Venezuela. Former Assistant to the President of the Central Bank of Venezuela (BCV). Member of the Advisory Council for Investments of the Superintendency of Foreign Investments (SIEX). Director of the Venezuelan Scout Foundation. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Compañía Anónima Teléfonos de Venezuela (Cantv). Advisory Member of the Federation of Private Child Welfare Agencies (FIPAN) and Vice President of the Venezuelan Arbitrage Committee.

Gustavo Galdo C.
President of Inversora Parnaso S.A.

Civil Engineer graduated from Universidad Católica Andrés Bello (UCAB), MSc in Civil Engineering Management and MSc in Industrial Engineering Economic Systems Planning from Stanford University, USA. Director of Fe and Alegría, Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Formerly General Sectoral Director of Public Finance of the Ministry of Finance, Director of Banco Industrial de Venezuela and member of the Advisory Commission on External Public Debt Negotiation, in the public sector; and President of Investments Finalven, S.A., Sociedad Financiera Finalven, S.A., and Sociedad Financiera Valivenca, S.A. in the private sector.

Rafael T. Hernández
Former Dean of the Faculty of Medicine of Universidad Central de Venezuela (UCV) and Former member of the Organizing Commission of Universidad Simón Bolívar (USB).

Earned his graduate degree in Medicine and postgraduate degree in Hospital Management from UCV, and postgraduate degree in ENT from Harvard University. Former Director of the Biological Science Division, Chairman of the USB's Professorial Classification Commission, President of FAPREC, Founding member of the Venezuelan ENT Society, of Centro Médico Docente La Trinidad, member of the Board of Directors of the UCV Teaching Hospital, Board of Directors of Conicit, IVAC, Clínica Luis Razetti and the Disciplinary Tribunal of the Medical Federation. Formerly Professor of ENT at UCV. Associate Professor (Retired) of USB. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Miguel A. Capriles
President of the Capriles Group of Companies

Graduated in Administrative Sciences at Universidad Metropolitana. President of Inversiones Capriles, C.A., Valores y Desarrollos Vadesa, S.A., Ultimas Noticias, C.A., C.A. El Mundo and Elite, C.A.. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director of Commercebank Holding Corp. Director of H.L. Boulton S.A., of the Venezuelan Alliance against Drugs, member of the Board of Directors of the Institute of Advanced Administration Studies (IESA), Consultative Council of Fundación Editorial Chacao and Consultative Council of the Federation of Chambers of Commerce (Fedecámaras). Former Director of C.A. La Electricidad de Caracas and of Cerámicas Carabobo, C.A.

Gonzalo A. Mendoza M.
Chairman of the Board of Negroven S.A.

Civil Engineer graduated from Universidad Santa María with an MSc in Civil Engineering Management from Stanford University. Chairman of the Board of Negroven, S.A. Director of Tripoliven, S.A. and Valores Químicos (VALQUIMICA), C.A. Alternate Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and Siderúrgica Venezolana SIVENSA, S.A. Former President of the Venezuelan Association of the Chemical and Petrochemical Industry (ASOQUIM) and of the Venezuelan Ecuadorian Chamber of Commerce (CAVENEC).

Germán E. Sánchez Myles
Chief Dentist at the Center of Restorative Dentistry

Graduated in Dentistry at Universidad Central de Venezuela with specializations in Buccal Surgery, Prostheses and Administrative Management of Dental Clinics. Formerly Assistant in the Surgical Area of the Puerto Ayacucho Central Hospital and of the Eudoro González Hospital and the Restorative Dentistry Center. Currently Chief Restorative Dentist at the Center for Restorative Dentistry, in charge of the surgical area. Alternate Director of the Boards of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Luis A. Marturet M.
Computer Engineer

Graduated in Computer Engineering from Universidad Simón Bolívar (USB), with a postgraduate in business management from the same university. Intensified his management skills at Wharton, the University of Pennsylvania Business School and in various advanced technology programs. Developed and managed the Information Technology Planning area of C.A. La Electricidad de Caracas, where he held several positions. Member of the Board of C.A. Ed. Marturet & Co. Scrs., and Alternate Director of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Director an international messaging franchise and is currently developing new business related to state-of-the-art digital technologies.

Carlos Hellmund Blohm
Vice President of Casa Hellmund.

Industrial Engineer graduated from Northeastern University, USA, MBA/SLOAN Fellowship from the London Business School, England. President of Laboratorios Rapid Fot, C.A., Director of Casa Hellmund. Executive Director of Hellmund GMS, C.A. Director of Grupo Corpalmar. Director of the Venezuelan Japanese Chamber (CAVEJA) and of the Venezuelan Photography Chamber (CAVIFOT). Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal) and member of the Board of Trustees of the Latin American Region of the London Business School.

Gustavo Machado Capriles
Vice President and Editorial Adviser to Cadena Capriles

Graduated in Economics at Universidad Central de Venezuela (UCV). Specialized studies in Journalism and Media Management at Universidad de Navarra, Pamplona, Spain and in International Banking at Manufacturers Hanover Trust in New York. Has worked in the tourism construction industry and international trade sectors and held management positions in the field of Strategic Planning with the Confinanzas Consortium. Currently Vice President and Editorial Adviser to Cadena Capriles and Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Francisco Monaldi
Economist. Professor and Researcher
at Universidad Católica Andrés Bello (UCAB).

Economist graduated Cum Laude at UCAB, with a master's in Economics from Yale University and a PhD in Political Economy from Stanford University. Professor of Political Economy and Researcher at the Institute of Economic and Social Research of UCAB. World Bank and Inter-American Bank Consultant. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Former consultant of Petróleos de Venezuela, as well as other public and private institutions.

Federico Vollmer Acedo
Vice President of Industrias Palmar S.A.

BSc in Agribusiness from Middle Tennessee State University, master's degree in Agricultural Economics from Cornell University (MPSA Agriculture). Has held technical and management positions at various firms within the Polar Group (or Corpalmar) group of companies. Was Plant Manager, Administration Manager, General Manager and Director of Central El Palmar, S.A. Currently Vice President of Industrias Palmar, S.A. and President of Comercializadora Central, S.A.; member of the Executive Committee of Inversiones AEFEVE; Vice President of FUNDACAÑA; Director of Inversiones Porcinas, C.A. and C.A. Central La Pastora, Director of the Venezuelan Food Industry Chamber (CAVIDEA) and Vice President of VENAZUCAR. Alternate Director of the Board of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal).

Guillermo Sosa S.
Director of Administration and Finance at Servicios de Corrugados Maracay

Graduate of Capital University with a BA in Finance and Economics (Accounting and Computer Science). Currently Administration and Finance Director and also Director of Servicios de Corrugados Maracay. Alternate Director to the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was Finance Manager of Seguros Canaima (Organización Orinoco) and Finance Director and Alternate Director of Seguros La Seguridad, Alternate Director of Inverdica, Director of La Seguridad Casa de Bolsa and Finance Manager of C.A. Ron Santa Teresa.

Alfredo M. Irigoin, MD
Partner of JP Morgan, Partners, LLC, Buenos Aires office.

Joined JP Morgan Partners in 1998 and is currently based in Buenos Aires and responsible for investments in the Southern Cone. In charge of JP Morgan's business in Chile and its Investment Banking Office in Buenos Aires, Argentina. Alternate Director of the Boards of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal). Was responsible for strategic planning and acquisitions of Telefonía Argentina and worked for Organización TECHINT in the corporate development area. Earned his PhD in Economics from New York University, and specialized in Political Economy at Grove City College. Bachelor's degree in Business Management from Universidad Católica Argentina.

Executive Committee

Gustavo A. Marturet
Chairman and CEO
See CV in Board of Directors sector.

Alejandro González Sosa
Global Chief Financial Officer of Banco Mercantil and Mercantil Servicios Financieros

Graduated in Chemical Engineering at Universidad Metropolitana. MBA from Babson College, Massachusetts USA. Twenty-four years of service at the Institution. Member of the Executive Committee of Banco Mercantil C.A. (Banco Universal), Commercebank N.A. and Mercantil Servicios Financieros. Director of the Board of Seguros Mercantil; Merinvest Sociedad de Corretaje de Valores C.A; Merinvest C.A.; Merinvest Sociedad Administradora de Entidades de Inversión Colectiva C.A.; Fundación Mercantil; Banco del Centro (Panama); Banco Mercantil Venezolano (Curaçao), Commercebank Holding Corp. (USA); Director of the Venezuelan Council for Investment Promotion (CONAPRI) and Educrédito C.A: Former Director of the Venezuelan Bankers Association (ABV) and President of Interbank, C.A., Banco Universal and of Merinvest, C. A.

Nerio Rosales Rengifo
Manager of Global Middle Market and Retail Bankin of Banco Mercantil and Mercantil Servicios Financieros

Economist graduated at Universidad Católica Andrés Bello with 25 years at the Institution. Completed the Advanced Management Program (PAG) at the Institute of Advanced Administration Studies (IESA). Manager of Corporate and Personal Banking and member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal), Commercebank N.A. and Mercantil Servicios Financieros, C.A. Chairman of the Board of Mercantil Sociedad Administradora de Entidades de Inversión Colectiva and Director of Seguros Mercantil. Director of Portafolio Mercantil de Inversión en Acciones; Portafolio Mercantil de Inversión en Renta Fija; Portafolio Mercantil de Inversión en Dólares; Portafolio Mercantil de Inversión Balanceado; Portafolio Mercantil de Inversión Wall Street and Commercebank Holding.

Philip Henríquez
Manager of Global Corporate and Investment Banking of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated from the Universidad Católica Andrés Bello (1986), MBA from Columbia University – New York, USA (1991). Since 2004, member of the Executive Committee of Banco Mercantil, C. A. (Banco Universal), Commercebank N. A. and Mercantil Servicios Financieros. Former president of Citibank, N. A. and Citigroup Country Officer in Venezuela (2000-2004); Executive Vice President of Global Wholesaler Banking; member of the Board of Directors of Banco Venezuela – Grupo Santander and President of Valores Santander Casa de Bolsa (1997-2000); responsible for the business of: treasurer's Office, Fixed Income, Derivatives, Corporate Finances, Analysis, Capitals Market, Trust, and Custody. In 1991 joints Citibank, N. A. – Venezuela in the area of the Treasurer's Office and Derivate Products; in 1993 is appointed Treasurer Vice President for the country. Member of the Board of Directors of the Venezuelan Association of Executives (AVE), the Venezuelan Institute of Finance Executives (IVEF), and the Venezuela's Anti Diabetes Foundation. Former member of the Board of Directors of Venamcham (2001-2004), National Banking Council (2001-2004), National Council for Investments Promotion (Conapri) (1999-2004), Caracas Securities and Stock Exchange (1998-2000), and National Art Gallery (2001-2003), maintaining an active role in the community's cultural and philanthropic activities.

Alberto Benshimol M.
Insurance and New Financial Businesses Manager of Banco Mercantil and Mercantil Servicios Financieros.
President of Seguros Mercantil.

Civil Engineer graduated from Universidad Católica Andrés Bello, MSc in Civil Engineering from the University of Illinois. Graduated from the SEP at Stanford University. After 13 years with the institution he is now Manager of New Financial Businesses and a member of the Executive Committee of Mercantil Servicios Financieros, C.A, General Manager of Mercantil Inversiones y Valores, C.A. and President of Seguros Mercantil, C.A., General Manager of Inversiones Polar, C.A., President of Bodegas Pomar C.A. and Director of Superenvases Evalic, C.A., Grupo Zuliano, C.A. and other different industrial and real estate companies.

Armando Leirós R.
Manager of Operations and Technology of Banco Mercantil and Mercantil Servicios Financieros.

Economist graduated from Universidad Católica Andrés Bello. Has been with Mercantil for 29 years and is currently Operations and Technology Manager, member of the Executive Committee of Banco Mercantil, C.A. (Banco Universal), Commercebank N.A. and Mercantil Servicios Financieros, C.A. Director of Todo1 Services. Has held various positions at Mercantil Servicios Financieros, C.A., including: Manager of Corporate Banking, Manager of Corporate and Institutional Banking, Executive President of Arrendadora Mercantil, C.A. and Banco de Inversión Mercantil, C.A., Director of Fondo Mercantil and Banco Hipotecario Mercantil, C.A. Currently a Director of Seguros Mercantil.

Guillermo Villar
Manager of International Operations and Asset Management Manager of Banco Mercantil and Mercantil Servicios Financieros.

Graduated in Business and Administration, master's degree in Economics from Vanderbilt University, USA. Began his banking career at the Chase Manhattan Bank and joined Grupo Mercantil in 1974 where he has held several management positions. His responsibilities to date include the supervision of all Mercantil's international subsidiaries, Chief Executive Officer of Commercebank, N.A., of Banco Mercantil Venezolano N.V. and Banco del Centro in Panama and Director of the Board of Banco Mercantil (Schweiz) AG in Switzerland, and its subsidiary BMC Bank & Trust Ltd. in the Great Cayman Islands. Also responsible for Third Party Assets and as such is Chairman of the Board of Commercebank Investment Services, with a Miami broker-dealer license; of Commercebank Trust Company N.A., which provides trust fund services in the USA and other countries; and of Merinvest C.A., an investment banking operation in Venezuela. Member of the Executive Committee of Commercebank, Banco Mercantil and Mercantil Servicios Financieros.

Millar Wilson
Global Chief Risk Officer

Graduated from Bradford University, England in Business Administration (1973), 27 year of service at Mercantil. Manager of Integral Risk of Mercantil Servicios Financieros. Former President of Commercebank Holding Corporation and of Commercebank. Currently acts as Mercantil's Deputy Country Manager in the US. Member of the Board of Directors of BMC Banc & Trust Limited and Banco del Centro, S.A., and President of the Supervisory Board of Banco Mercantil Venezolano N. V. Member of the Executive Committees of Servicios Financieros Mercantil and Banco Mercantil; member of the Board of Directors and Executive Committee of Commercebank N. A., of the Board of Directors of Commerce bank Investment Services and Comercebank Trust Services. Member of the Institute of Chartered Accounts in England and Wales since 1977. Graduated from the Harvard Business School's Managerial Development Program (1992). Former president of the Board of Greater Miami and Keys Chapter of the American Red Cross (2001-2002). Director and Treasurer of Miami Dade College Foundation (1999-2004).

Luis Calvo Blesa
Manager of the Office of the Presidency

Graduated from Universidad Católica Andrés Bello in Communications and Media Studies, in 1976 and has been with Mercantil for 26 years. Currently he is Manager of the Human Resources of Banco Mercantil and Mercantil Servicios Financieros. He also serves as General Manager of Fundación BMA and Fundación Mercantil; and Director of the Board of Seguros Mercantil, C.A. Member of the Executive Committee of Mercantil Servicios Financieros, C.A. and served as a Member of "Alianza Social" Committee of VenAmCham and Past-President of the Venezuelan Banking Association Human Resources Committee.

Subsidiaries

Banco Mercantil, C.A. (Banco Universal)
Avenida Andrés Bello, N° 1
Edificio Mercantil
Caracas 1050. Venezuela
Phone: (58-212) 503.1111
Telex: 27002/27003 BMER VC
Fax: (58-212) 503.1239
P. O. Box 789, Caracas 1010-A
Venezuela
mercan24@bancomercantil.com
www.bancomercantil.com
Centro de Atención Mercantil (CAM):
(58-212) 503.2424 – 05005032424

Commercebank N.A.
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 629.1200
Fax: (1-305) 629.1400
www.commercebankfl.com

Commercebank Trust Company, N.A. (CTC)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 441.5555
Fax: (1-305) 441.5560
www.commercebanktrust.com

Commercebank Investment Services, N.A. (CIS)
220 Alhambra Circle, Coral Gables,
Fl. 33134, U.S.A.
Phone: (1-305) 460.8599
Fax: (1-305) 460.8598
www.commercebankinvestments.com

Banco Mercantil (Schweiz) AG
New address (as of June 2005):
Talackerstrasse 42 CH-8001 Zurich, Switzerland
Address until June 2005:
Stockerstrasse 38 CH-8002 Zurich, Switzerland
P.O Box (unchanged):
P.O. Box 1052
CH-8039 Zurich, Switzerland
Phone: 41 (0) - 433 444 555 master
Fax: 41 (0) - 433 444 550
www. mercantilsuiza.com

Merinvest
Avenida Andrés Bello, N° 1,
Edificio Mercantil, Piso 24,
Caracas 1050, Venezuela
Phone: (58-212) 503.2700
Fax: (58-212) 503.2757
www.merinvest@bancomercantil.com

Seguros Mercantil
Av. Libertador sentido Este
Esquina Calle Andrés Galarraga
Edificio Seguros Mercantil, Chacao
Caracas, Venezuela
Phone: (58-212) 276.2000
Fax: (58-212) 276.2001
www.segurosmercantil.com

Mercantil Inversiones y Valores
Avenida Andrés Bello, N° 1,
Edificio Mercantil, Piso 20,
Caracas 1050, Venezuela
Phone: (58-212) 503.3361/3339
Fax: (58-212) 503.3322/0114
csuarez@bancomercantil.com

Banco del Centro
Vía España, N° 120, Tercer Piso, Ofc. N° 305
P. O. Box Postal 60-4398
Estafeta El Dorado
Panamá, República de Panamá
Phone: (507) 223.5062
Fax: (507) 269.2055
tdeboyd@bancodelcentro.com

BMC Bank & Trust Limited
BMC Bank & Trust, Limited
CIBC Financial Centre. 11 Dr. Roys Drive
P. O. Box 694 GT
Grand Cayman, Cayman Islands
British West Indies
Phone: 1 345 - 949.8666
Fax: 1 345 - 949.0626

Banco Mercantil Venezolano NV.
Abraham Méndez Chumaceiro Boulevar 1
Willemstad, Curacao, Netherlands Antilles
Phone: (5999) 461.1566/1669
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Agencies and Branch

Miami Agency
220 Alhambra Circle, Coral Gables
FL 33134, U.S.A.
Phone: (1-305) 460.8500
Fax: (1-305) 460.8595
Telex: 6812178 BMER UW
asala@commercebankfl.com

New York Agency
11 East 51st. Street, New York
NY, 10022-5903, U.S.A.
Phone: (1-212) 891.7400
Fax: (1-212) 891.7419
darnal@bancomercantilny.com

Curaçao Branch
Abraham Chumaceiro Bulevar 1
Willemstad, Curacao, Antillas Nerlandesas
Phone: (5999) 461.8241/1706
Fax: (5999) 461.1974
fgirigori@bancomercantilcu.com

Banco Mercantil Representative Offices

Bogota
Av. 82, N° 12-18, Piso 8, Ofc. 805
P.O. Box 75168, Santafé de Bogotá, Colombia
Phone: (57-1) 635.0017
Fax: (57-1) 623.7701
mmezo@bancomercantil.com.co

Sao Paulo
Av. Paulista, N° 1842, 3° andar, CJ.37, Edf.
Cetenco Plaza, Torre Norte-Cep 01310-200
Sao Paulo SP, Brasil
Phone: (55-11) 3285.4647 – 3284.0206
Fax: (55-11) 3289.5854
mercansp@uol.com.br

Lima
Av. Canaval y Moreyra
N° 452, piso 15.
Lima 27, Perú
Phone: (51-1) 442.5100 anexo 232
Fax: (51-1) 442.5100 anexo 237

London
European Representative Office
Blackwell House, Guildhall Yard
London EC2V 5AE
United Kingdom
Phone: (44 020) 7830.9615
Fax: (44 020) 7830.9616
psolares@bancomercantil.co.uk

México
Eugenio Sue N° 58, Colonia Polanco
Chapultepec, Delegación Miguel Hidalgo
C.P. 11560, Mexico, D.F.
Phone: (52-55) 5282.2300
Fax: (52-55) 5280.9418
mercvenmex@prodigy.net.mx

Corporate Contacts

Investors Relations
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 25, Caracas 1050, Venezuela
P. O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1335
Fax: (58-212) 503.1075
inversionista@bancomercantil.com

Office of the Presidency
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 35, Caracas 1050, Venezuela
P. O. Box 789, Caracas 1010-A
Phone: (58-212) 503.0782/0783
Fax: (58-212) 503.0709
presidencia@bancomercantil.com

Corporate Communications
Av. Andrés Bello, N° 1, Edificio Mercantil
Piso 33, Caracas 1050, Venezuela
P.O. Box 789, Caracas 1010-A
Phone: (58-212) 503.1670
comunicaciones@bancomercantil.com

General Productions: Corporate Communications Management, Photography: Walter Otto and Mercantil Archives
Graphic Design: Chávez & López Image Scanning: Colorscan Fotolito, C.A. Pre-Press & Printing: Intenso Offset, C.A. Caracas, Venezuela, March 2005

Mercantil Servicios Financieros, C.A. and its Subsidiaries

Report of Independent Accountants and Consolidated Financial Statements
December 31, 2004 and 2003

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Index to the Consolidated Financial Statements
December 31, 2004 and 2003

Espiñeira, Sheldon y Asociados
Avenida Principal de Chuao
Edificio Del Río
Apartado 1789
Caracas 1010-A Venezuela
Teléfono: (0212) 700 6666
Fax: (0212) 991 5210
www.pwc.com

Report of Independent Accountants

To the Shareholders and Board of Directors of
Mercantil Servicios Financieros, C.A.

We have audited the consolidated balance sheets of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. The preparation of these financial statements and their notes is the responsibility of the management of Mercantil Servicios Financieros, C.A. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared in accordance with the rules of the Venezuelan Securities and Exchange Commission (CNV). As described in Note 2, these rules differ in certain respects from generally accepted accounting principles published by the Venezuelan Federation of Public Accountants mainly in respect of the presentation of inflation-adjusted financial statements. Mercantil Servicios Financieros, C.A. presents, as supplementary information, financial statements prepared in conformity with accounting principles generally accepted in Venezuela (Note 31).

In our opinion, the accompanying consolidated financial statements audited by us present fairly, in all material respects, the financial position of Mercantil Servicios Financieros, C.A. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with the rules of the Venezuelan Securities and Exchange Commission (CNV).

Espiñeira, Sheldon y Asociados



Pedro Pacheco Rodríguez
CPC 27599
CNV P-810

Caracas, January 14, 2005

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2004 and 2003

(Millions of bolivars)	**2004**	**2003**
Assets		
Cash and Due from Banks (Note 3)		
Cash	188,687	168,682
Banco Central de Venezuela (BCV)	939,503	721,574
Venezuelan banks and other financial institutions	223	1,727
Foreign banks and other financial institutions	52,497	68,349
Pending cash items	121,877	79,856
Provision for cash and due from banks	(3)	(1,249)
	1,302,784	1,038,939
Investment Portfolio (Note 4)		
Investments in trading securities	10,362	14,392
Investments in securities available for sale	3,870,128	2,597,331
Investments in securities held to maturity	808,192	725,314
Share trading portfolio	304,343	132,518
Investments in time deposits and placements	2,350,023	2,028,590
Restricted investments and repurchase agreements	422,582	167,072
	7,765,630	5,665,217
Loan Portfolio (Note 5)		
Current	7,384,726	4,595,660
Rescheduled	57,974	97,484
Overdue	52,625	78,634
In litigation	10,657	10,904
	7,505,982	4,782,682
Allowance for losses on loan portfolio	(193,659)	(209,840)
	7,312,323	4,572,842
Interest and Commissions Receivable (Note 6)	125,821	116,705
Long-term Investments (Note 7)	23,965	16,867
Assets Available for Sale (Note 8)	12,628	16,417
Property and Equipment (Note 9)	236,186	222,119
Other Assets (Note 10)	326,669	317,035
Total Assets	17,106,006	11,966,141
Memorandum Accounts (Note 22)	24,123,679	17,297,226

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Balance Sheet
December 31, 2004 and 2003

(Millions of bolivars)	**2004**	**2003**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits (Note 11)		
Non-interest-bearing checking accounts	2,325,349	1,601,935
Interest-bearing checking accounts	3,749,154	2,686,946
Savings deposits	3,870,420	2,952,330
Time deposits	3,871,387	2,359,822
	13,816,310	9,601,033
Debt Authorized by the Venezuelan Securities and Exchange Commission (Note 12)		
Publicly traded debt securities issued by MERCANTIL	102,131	93,550
Financial Liabilities (Note 13)		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	121,977	31,035
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	32,122	3,031
Liabilities with foreign banks and savings and loan institutions, up to one year	59,468	3,629
Liabilities with foreign banks and savings and loan institutions, more than one year	295,818	251,345
Liabilities under repurchase agreements	39,493	1,233
Other liabilities, up to one year	50,207	18,949
Other liabilities, more than one year	34,128	47,916
	633,213	357,138
Interest and Commissions Payable	20,613	22,116
Other Liabilities (Note 14)	667,007	515,515
Subordinated Debt (Note 15)	172,521	137,655
Total Liabilities	15,411,795	10,727,007
Minority Interests in Consolidated Subsidiaries	2,832	2,840
Shareholders' Equity (Note 20)		
Nominal capital stock	82,490	82,928
Capital stock inflation adjustment	191,709	191,709
Share premium	36,289	36,289
Capital reserves	163,673	163,673
Translation adjustment of net assets of subsidiaries abroad	260,536	166,633
Retained earnings	870,728	541,067
Repurchased shares held by a subsidiary	(129,767)	(12,029)
Unrealized gain from adjustment to market value of investments in securities available for sale	215,721	66,024
Total Shareholders' Equity	1,691,379	1,236,294
Total Liabilities and Shareholders' Equity	17,106,006	11,966,141

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Income
Years ended December 31, 2004 and 2003

(Millions of bolivars, except net income per share)	**2004**	**2003**
Interest Income (Note 2)		
Income from cash and due from banks	3,279	9,643
Income from investment portfolio (Note 4)	509,010	488,911
Income from loan portfolio (Note 5)	650,036	578,886
Total interest income	1,162,325	1,077,440
Interest Expense (Note 2)		
Interest on demand and savings deposits	131,446	101,508
Interest on time deposits	134,981	166,348
Interest on securities issued by MERCANTIL (Note 12)	15,778	20,485
Interest on financial liabilities	34,468	26,661
Total interest expense	316,673	315,002
Gross Financial Margin	845,652	762,438
Allowance for losses on loan portfolio (Notes 2 and 5)	(52,900)	(160,550)
Net Financial Margin	792,752	601,888
Commissions and Other Income		
Trust fund operations	23,351	17,149
Foreign currency transactions (Note 21)	(2,333)	3,361
Commissions on customer account transactions	72,762	69,603
Commissions on letters of credit and guarantees granted	15,821	7,263
Equity in long-term investments	16,030	6,508
Exchange gain (Note 21)	82,114	48,993
Gain on sale of investment securities (Note 4)	49,072	34,955
Other income (Note 18)	244,279	183,301
Total commissions and other income	501,096	371,133
Insurance Premiums, net of Claims		
Premiums	286,952	213,461
Claims	(222,975)	(178,280)
Total insurance premiums, net of claims	63,977	35,181
Operating Expense		
Salaries and employee benefits	368,323	281,288
Depreciation, property and equipment expenses, amortization of intangibles and other (Note 9)	128,963	121,933
Fees paid to regulatory agencies	33,137	22,383
Other operating expense (Note 19)	410,736	294,883
Total operating expense	941,159	720,487
Operating income before taxes, tax loss carryforwards, business assets tax credits and minority interests	416,666	287,715
Taxes (Note 16)		
Current	(70,436)	(38,083)
Deferred	2,539	5,742
Total taxes	(67,897)	(32,341)
Net income before tax loss carryforwards, business assets tax credits and minority interests	348,769	255,374
Benefit from Utilization of Tax Loss Carryforwards and Business Assets Tax Credits	18,565	-
Minority Interests	(1,127)	(654)
Net Income	366,207	254,720
Net Income per Share (in bolivars)	678.82	473.06
Net Income per Share before Minority Interests (in bolivars)	680.91	474.28
Weighted Average of Outstanding Shares	539,476,031	538,450,444

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Shareholders' Equity
Years ended December 31, 2004 and 2003

(Millions of bolivars)	Capital stock Nominal	Capital stock Inflation adjustment	Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by a subsidiary (Note 20)	Unrealized gain from adjustment to market value of investments in securities available for sale (Note 2d)	Total shareholders' equity
Balances at December 31, 2002	62,344	191,709	59,873	161,614	113,516	326,376	(29,540)	28,385	914,277
Net income for the year	-	-	-	-	-	254,720	-	-	254,720
Appropriation to legal reserve	-	-	-	2,059	-	(2,059)	-	-	-
Capital increase	23,584	-	(23,584)	-	-	-	-	-	-
Repurchased shares	-	-	-	-	-	-	(2,533)	-	(2,533)
Redemption of repurchased shares	(3,000)	-	-	-	-	(17,044)	20,044	-	-
Cash dividends	-	-	-	-	-	(20,926)	-	-	(20,926)
Unrealized gain on investments	-	-	-	-	-	-	-	37,639	37,639
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	53,117	-	-	-	53,117
Balances at December 31, 2003	82,928	191,709	36,289	163,673	166,633	541,067	(12,029)	66,024	1,236,294
Net income for the year	-	-	-	-	-	366,207	-	-	366,207
Repurchased shares	-	-	-	-	-	-	(122,295)	-	(122,295)
Redemption of repurchased shares	(438)	-	-	-	-	(4,119)	4,557	-	-
Cash dividends	-	-	-	-	-	(32,427)	-	-	(32,427)
Unrealized gain on investments	-	-	-	-	-	-	-	149,697	149,697
Translation adjustment of net assets of subsidiaries abroad	-	-	-	-	93,903	-	-	-	93,903
Balances at December 31, 2004	82,490	191,709	36,289	163,673	260,536	870,728	(129,767)	215,721	1,691,379

The accompanying notes are an integral part of the consolidated financial statements

Mercantil Servicios Financieros, C.A. and its Subsidiaries
Consolidated Statement of Cash Flows
Years ended December 31, 2004 and 2003

(Millions of bolivars)	2004	2003
Cash Flows from Operating Activities		
Net income for the year	366,207	254,720
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	62,126	65,983
Allowance for losses on loan portfolio	52,900	160,550
Provision for interest receivable, assets available for sale and other assets	13,684	33,854
Equity in long-term investments	86,802	50,259
Minority interests	(8)	522
Accrual for employee termination benefits	28,398	23,289
Payment of employee termination benefits	(28,491)	(26,275)
Net change in operating accounts		
Interest and commissions receivable	(9,116)	(24,140)
Interest and commissions payable	(1,503)	(2,809)
Assets available for sale and other assets	(54,534)	(42,363)
Other liabilities	151,590	90,832
Net cash provided by operating activities	668,055	584,422
Cash Flows from Investing Activities		
Net change in investment portfolio	(1,930,238)	(330,585)
Loans granted	(10,956,717)	(6,463,528)
Loans collected	8,164,335	5,646,151
Additions to property and equipment, net	(41,190)	(18,067)
Net cash used in investing activities	(4,763,810)	(1,166,029)
Cash Flows from Financing Activities		
Net change in deposits	4,215,277	2,240,967
Net change in short-term financial liabilities	216,298	(103,877)
New long-term financial liabilities	196,519	276,118
Long-term financial liabilities repaid	(136,743)	(194,675)
Net change in securities issued by MERCANTIL (debenture bonds)	8,581	25,769
Net change in subordinated debt	34,866	22,546
Cash dividends	(32,427)	(20,926)
Repurchased shares	(122,295)	(2,534)
Net cash provided by financing activities	4,380,076	2,243,388
Cash and Cash Equivalents		
Net increase for the year	284,321	1,661,781
At the beginning of the year	3,018,527	1,356,746
At the end of the year	3,302,848	3,018,527
Supplementary Information		
Taxes paid	46,777	30,124
Interest paid	283,708	291,151
Assets received in lieu of payment	5,616	3,161
Translation adjustment of net assets of subsidiaries abroad	93,902	53,117
Unrealized gain from adjustment to market value of investments in securities available for sale	149,698	37,639

The accompanying notes are an integral part of the consolidated financial statements

1. Reporting Entity and Regulatory Environment

Reporting entity

Mercantil Servicios Financieros, C.A. (MERCANTIL) was incorporated in Venezuela in 1997 and its shares are listed on the Caracas Stock Exchange (BVC). In addition, MERCANTIL has an American Depository Receipts (ADR) program, Level 1, which is listed on the Over the Counter (OTC) market in the United States of America (U.S.) with Class "B" shares as underlying assets.

MERCANTIL business activities are mainly investments in shares, bonds, equity and other liabilities in mercantile entities and, in general, any other commercial transaction required in connection with its specific objectives.

The main subsidiaries of MERCANTIL include: Banco Mercantil, C.A. (Banco Universal) in Venezuela (Banco Mercantil), 99.65% owned; Commercebank, N.A., a wholly owned commercial bank in the U.S. and Seguros Mercantil, C.A., a wholly owned insurance company.

Other wholly owned consolidated subsidiaries of MERCANTIL include: Holding Mercantil Internacional and its subsidiaries Banco Mercantil Venezolano, N.V. (an off-shore bank domiciled in the Netherlands Antilles) and its subsidiary Banco del Centro, S.A. (domiciled in Panama), Banco Mercantil Schweiz AG (domiciled in Switzerland) and its subsidiary BMC Bank & Trust Limited (domiciled in Grand Cayman, B.W.I.) and Merinvest, C.A. and its subsidiaries.

Regulatory environment

MERCANTIL is regulated by the Capital Markets Law and the CNV (Venezuelan Securities and Exchange Commission), as well as by the General Law of Banks and Other Financial Institutions in Venezuela. MERCANTIL, along with Banco Mercantil and other companies it controls, make up a Financial Group subject to the aforementioned General Law, which calls for supervision on a consolidated basis. Although MERCANTIL is not a financial institution as defined by the General Law of Banks and Other Financial Institutions, in the case of MERCANTIL and in accordance with the concept of Financial Group, banking legislation allows the Superintendency of Banks and Other Financial Institutions to conduct consolidated supervision of all companies comprising this group. Furthermore, Venezuelan banking legislation in general abides by the fundamental principles for adequate supervision established by the "Basle Committee on Banking Supervision," thereby ensuring compliance with those principles and, in particular, that which calls for adequate supervision by the "home country," Venezuela in this case. Venezuelan banking legislation also establishes the legal bases for information exchange mechanisms with banking supervisors in other countries acting as host or home country, whichever the case may be.

A Special Law for Home Mortgagor Protection was enacted in January 2005. Under this Law, banks and financial institutions regulated by the General Law of Banks must grant mortgage loans for acquisition, construction or subcontracted construction, home improvement or remodeling of primary residences, based on a percentage of their annual loan portfolio to be set by the National Housing Council (CONAVI) which excludes loans granted under the Venezuelan Housing Policy Law. According to this Law, loans will bear a low interest rate to be calculated by Banco Nacional de Ahorro y Préstamo (BANAP) based on criteria set out by CONAVI. This rate shall not exceed 18% per annum.

Below is a summary of the main regulations that govern MERCANTIL and its subsidiaries:

a) Banco Mercantil, C.A. (Banco Universal) in Venezuela
The activities of Banco Mercantil are regulated by the General Law of Banks and Other Financial Institutions (General Bank Law) and the rules of the Superintendency of Banks and Other Financial Institutions (Superintendency of Banks), the Central Bank of Venezuela (Banco Central de Venezuela - BCV) and the Guarantee and Bank Protection Fund (FOGADE).

The branch and agencies abroad of Banco Mercantil, which have not been incorporated separately from the latter, are subject to specific requirements of the regulatory agencies in the countries where they operate in respect of prior consultation for certain transactions, quality of assets, and capital and liquidity levels, as explained below:

Banco Mercantil, C.A. (Banco Universal) agencies in Coral Gables, FL and New York, NY (U.S.A.)
These agencies are subject to banking regulations of the States of Florida and New York. In addition, they are supervised and regulated by the U.S. Federal Reserve System and the Superintendency of Banks in Venezuela.

Banco Mercantil, C.A. (Banco Universal) Curaçao Branch
This branch is supervised and controlled by the Central Bank of the Netherlands Antilles and the Superintendency of Banks in Venezuela.

b) Commercebank, N.A.
This bank, incorporated and domiciled in accordance with the laws of the United States of America, is supervised and regulated by the Office of the Comptroller of the Currency (OCC). It is also a holding company for the subsidiary Commercebank Investment Services, an investment services provider licensed as a securities broker-dealer, which is regulated by the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) as investment advisor, and the subsidiary Commercebank Trust Company, engaged in the trust fund business and also regulated by the OCC.

Its head office, Commercebank Holding Co., is supervised by the Federal Reserve. It is also a member of the federal agency Federal Deposit Insurance Corporation (FDIC) under the Bank Insurance Fund (BIF) unit.

The wholly owned subsidiaries of Commercebank are:

Commercebank Investment Services Inc. and Mercantil Services Corporation.

c) Seguros Mercantil, C.A.
This company is incorporated in Venezuela and regulated by the Law of Insurers and Reinsurers and its regulations, and by the accounting rules of the Venezuelan Superintendency of Insurance.

d) Banco Mercantil Venezolano, N.V.
This bank is incorporated, domiciled and regulated by the laws of the Netherlands Antilles and supervised and controlled by the Central Bank of the Netherlands Antilles.

e) Banco del Centro, S.A.
This bank is incorporated, domiciled and regulated by the laws of the Republic of Panama and supervised by the Superintendency of Banks of Panama.

f) Banco Mercantil Schweiz AG
This bank is incorporated, domiciled and regulated by the laws of Switzerland and supervised by the Swiss Federal Banking Commission and the Swiss National Bank.

g) BMC Bank & Trust Limited
This bank is incorporated, domiciled and regulated by the laws of the Cayman Islands and supervised by the Cayman Islands Monetary Authority.

h) Merinvest, C.A.
This subsidiary was incorporated in Venezuela and is a holding company for subsidiaries engaged in securities brokerage and investment (mutual funds) banking. It is regulated by the CNV, the Capital Markets Law and the Law of Collective Investment Entities.

2. Accounting Principles in Use

MERCANTIL complies with the rules set out in the Accounting Manual and Plan of Accounts of the CNV. When these rules contain no specific instructions, MERCANTIL follows accounting principles generally accepted in Venezuela. CNV rules differ from the aforementioned accounting principles in the following respects:

a) Presentation of contracted amounts in transactions with derivative financial instruments: in accordance with CNV rules, these transactions are presented as Memorandum accounts instead of in the balance sheet, as required by the aforementioned accounting principles.

b) Recognition of exchange gains or losses on investment securities in foreign currency held to maturity: in accordance with CNV rules, exchange gains and losses are recognized in the statement of income, while according to the aforementioned accounting principles they should be presented at amortized cost.

c) Presentation of inflation-adjusted financial statements: according to CNV instructions, MERCANTIL must not present the effects of inflation as from 1999, while accounting principles require the continuation of such adjustment. CNV has ruled that the methodology to be used by MERCANTIL for the presentation of its nominal financial statements is International Accounting Standard No. 29 (IAS 29). In accordance with this standard, when an economy is no longer hyperinflationary and an entity ceases to prepare and present inflation-adjusted financial statements, it should then take into consideration the amounts expressed in terms of purchasing power at the end of the previous reporting period as a basis for presentation of financial statements expressed in nominal bolivars. Therefore, MERCANTIL considered the amounts expressed in terms of purchasing power at December 31, 1999 as the basis for presenting its financial statements expressed in nominal bolivars for subsequent periods.

d) Recording of personal and real property received to repay loans considered uncollectible as well as idle assets: these assets are recorded at the lower of cost and market and amortized using the straight-line method over one and three years, respectively. According to accounting principles, these assets are recorded at the lower of cost and market.

In December 2004 the CNV instructed companies that publicly trade securities to present their financial statements according to International Financial Reporting Standards (IFRS) as from fiscal years beginning January 1, 2006.

Consolidated financial statements presented in accordance with accounting principles generally accepted in Venezuela are included as supplementary information (Note 31).

Below is a summary of the accounting principles used in the preparation of the consolidated financial statements:

a) Consolidation
The consolidated financial statements at December 31, 2004 and 2003 include the accounts of MERCANTIL and its more than 50%-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

MERCANTIL presents investments in its 20%-50%-owned affiliates under the equity method (Note 7).

b) Use of estimates in the preparation of financial statements
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the amounts of income and expense reported for the year. Actual results may differ from those estimates.

c) Translation of the financial statements of the branch, agencies and subsidiaries abroad
Assets and liabilities are translated at the year-end exchange rate. Equity accounts are translated at the historic exchange rate and income statement accounts at the average exchange rate for the period. The effect from translation is recorded in shareholders' equity.

d) Investment portfolio
Investments are classified upon acquisition, based on their nature and intended use, as Investments in trading securities, Investments in securities available for sale, Investments in securities held to maturity, Share trading portfolio, Investments in time deposits and placements and Restricted investments and repurchase agreements, and they are accounted for as indicated below:

Investments in trading securities
These investments are recorded at fair value and comprise investments in debt securities acquired for short-term trading. These debt securities may remain in this category for up to 90 days of their acquisition. Unrealized gains or losses resulting from differences in fair values are included in the results for the period.

Investments in securities available for sale
Investments in debt securities available for sale are recorded at fair value and include investments in debt securities acquired for over 90 days. Debt securities may remain in this category indefinitely. Unrealized gains or losses resulting from differences in fair value and exchange rates are included in

shareholders' equity. Investments in securities available for sale not listed on stock exchanges and whose fair value is not easily determined are recorded at cost.

Investments in securities held to maturity
These are investments in debt securities that MERCANTIL has the firm intention and ability to hold until their maturity; they are recorded at cost, adjusted for amortization of premiums or discounts. Discounts or premiums on acquisition are amortized to results over the term of the security. Investments in securities denominated in foreign currency are shown at amortized cost translated at the year-end exchange rate.

Share trading portfolio
These include investments in shares to be publicly traded. Investments in shares not publicly traded, issued by companies regulated by the General Law of Banks and Other Financial Institutions, the National Savings and Loan System Law and the Capital Markets Law and similar entities abroad, must be recorded at cost. Investments in shares not publicly traded, issued by companies other than those regulated by the above laws, must be recorded at cost and fully provided for, as required by the Accounting Manual and Plan of Accounts of the CNV.

In general, for all portfolio investments, permanent losses resulting from decreases in fair value are recorded in the results for the period in which they occur. Any subsequent recovery of the fair value does not affect the new cost basis.

The fair value of investments in trading or available-for-sale debt securities not listed on stock exchanges is determined according to the present value of future cash flows of securities, purchase-sale operations on the secondary market or specific market prices of financial instruments with similar characteristics.

Investments in time deposits and placements
These investments include funds deposited with financial institutions.

Restricted investments and repurchase agreements
Restricted investments include repurchase operations and other investments whose property rights are restricted or pledged as loan guarantees. They are valued using the same criteria used to record those investments from which they are derived.

e) Investments in securities acquired under resale agreements
Investments in securities acquired under resale agreements are recorded as Restricted investments for the amounts of the transactions. Differences between resale and book value are recorded under Interest income based on earnings (Note 4).

f) Loan portfolio
Rescheduled loans are those whose original repayment schedule, term or other conditions have been modified at the request of the debtor and according to certain other conditions.

Loans are classified as overdue 30 days after maturity. Term loan installments are shown as overdue if repayment is more than 30 days past due. When any installment is more than 90 days past due, the entire loan balance is classified as overdue.

Loans in litigation are those in the legal collection process.

g) Allowances for risk of uncollectibility of loan portfolio and contingent loans
The allowance for losses on the loan portfolio and contingent loans is determined based on a collectibility assessment aimed at quantifying the specific allowance to be set aside for each loan considering, among other things, economic conditions, client credit risk, credit history and guarantees received.

Loans for minor amounts and of similar nature are assessed as a whole to determine applicable allowances.

h) Property and equipment
Until December 31, 1999, Property and equipment was recorded at inflation-adjusted cost, net of accumulated depreciation. From 2000 new additions are recorded at cost. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets. Fully depreciated property and equipment is included under Memorandum accounts.

i) Other assets
MERCANTIL and its subsidiaries assess collectibility of these assets using the same criteria, where applicable, as those applied to the loan portfolio and, furthermore, sets aside provisions as required for those items based on their nature or aging.

j) Deferred and systems development expenses
Deferred expenses are mainly in respect of office installation and improvement expenses. These expenses, as well as those incurred for systems development, are recorded at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over four years.

k) Goodwill
Goodwill is in respect of excess cost over book value of shares acquired and is amortized using the straight-line method over 20 years (Note 10).

l) Income tax
The tax year of MERCANTIL ends on December 31. The tax provision is based on management's projection of tax results.

MERCANTIL and its subsidiaries compute deferred income tax in respect of timing differences between financial and tax income which are expected to be realizable in future periods and are mainly represented by provisions that are tax-deductible in subsequent periods. A deferred income tax asset is recorded when, in the opinion of management, there is reasonable expectation that future tax results will allow it to be realized.

m) Liabilities under repurchase agreements
Liabilities under repurchase agreements are treated as financing operations and recorded as liabilities for the amounts of the funds obtained from these transactions. The difference in respect of the repurchase price is recorded as Interest expense over the term of the liability.

n) Reserves for insurance operations
Life insurance reserves are calculated based on the estimated rates of return on future investments and expected mortality rates. These reserves are certified by independent actuaries. Reserves for current risks are equivalent to the amount of premiums collected but not earned, net of returns.

The reserve for pending claims is a reasonable estimate based on information available on claims made before the end of the year.

o) Accrual for employee termination benefits
MERCANTIL and its Venezuelan subsidiaries accrue for their liabilities in respect of employee termination benefits, which are a vested right of employees, based on the provisions of the Venezuelan Labor Law, and deposit them on a monthly basis in a trust fund on behalf of each employee. Under certain circumstances, the Law provides for an additional indemnity for unjustified dismissals. Based on experience, MERCANTIL and its Venezuelan subsidiaries have set aside an additional provision to cover this contingent liability.

In addition, Venezuelan Labor Law calls for an annual profit-sharing bonus payable to employees. This bonus ranges from a minimum of 15 days' salary to a maximum of 4 months. MERCANTIL and its Venezuelan subsidiaries pay a profit-sharing bonus equivalent to four months of salary.

p) Employee benefit plans
MERCANTIL offers certain Venezuelan subsidiaries a long-term defined-benefit pension plan covering all eligible employees that also provides certain additional retirement benefits. Related costs and liabilities are calculated using internationally accepted actuarial and accounting methods. Costs are expensed and actuarial bases are revised annually.

MERCANTIL uses an actuarial method known as the "Projected Unit Credit method" to calculate the present value of the Defined Benefit Obligation (DBO).

In addition, Commercebank, N.A. has a benefit plan (401k) in which MERCANTIL contributes a fixed percentage of participating employees' salaries (Note 17).

MERCANTIL provides a long-term stock option plan to certain key officers for the acquisition of its shares (Note 17). Contributions made by MERCANTIL for the acquisition of these shares are recorded in the results as paid.

q) Securities under spot agreements
MERCANTIL records commitments in respect of securities acquired through spot agreements under Memorandum accounts. Differences between the fair value of agreements and the agreed-upon price are recorded in Deferred charges with a credit to the equity account Unrealized gain or loss from adjustment to market value of investments in securities available for sale.

r) Derivative financial instruments
A derivative is a financial instrument or other agreement based on an underlying asset and recorded at contractual value. The yield is produced by the evolution of the underlying asset.

According to the rules of the CNV, market values of transactions with derivative financial instruments are included under Memorandum accounts (Note 22). Gains and losses from fluctuations in market value of derivative financial instruments are included in the results for the year.

s) Recognition of revenue and expense
Income, costs and expenses are recorded as earned or incurred, respectively. Interest on overdue or litigated loan portfolios or other credits classified as having high recoverability risk is recorded as income when collected. Interest collected in advance is recorded as income when earned (Note 14).

Commissions from loans granted are recorded as income over the term of these loans.

Income from financial lease contracts, net of amortization costs of leased property is shown as Interest income.

Insurance premiums collected are recorded as income when earned.

t) Fair value of financial instruments
MERCANTIL recognizes transactions with financial instruments on the trading date. Financial instruments, including derivatives, are recorded in the balance sheet as part of assets or liabilities at market value. The carrying value of cash and due from banks, investment portfolio and interest and commissions payable approximates their fair value due to the short-term maturities of these instruments. Since most loans, commercial paper and other financial liabilities of MERCANTIL bear interest at variable market rates, management considers their carrying amounts to approximate fair value.

u) Foreign currency
Foreign currency transactions, mainly in U.S. dollars (US$), Colombian pesos (Ps) and Swiss francs (CHF) are recorded at the exchange rate in effect at the transaction date. Foreign currency balances at December 31, 2004 are shown at the exchange rates of Bs 1,915.20/US$1, Bs 0.08150/Ps1 and Bs 1,689.48/CHF1 (Bs 1,596/US$1, Bs 0.5744/Ps1 and Bs 1,282.03/CHF1 at December 31, 2003), as established in the Exchange Agreements described in Note 21. Exchange gains and losses are included in the results for the year, except those in respect of investments in debt securities available for sale and investments in shares publicly traded denominated in foreign currency, which are included in shareholders' equity.

v) Net income per share
Net income per share is determined by dividing net income for the year by the weighted average of outstanding shares, adjusted for stock dividends considered as issued for both years.

w) Assets received in trust
Assets received in trust are valued using the same parameters as those that MERCANTIL uses to value its own assets. Investments in securities are valued using the same method as that used for Investments in securities held to maturity (Note 2d). Permanent impairment in the value of investments in non-directed trusts is recorded in the results of the trust for the year in which it occurs.

x) Cash flows
For purposes of the consolidated statement of cash flows, MERCANTIL considers as cash equivalents Cash and due from banks and Investments in time deposits and placements maturing within 90 days.

y) Risk management
For purposes of risk management, MERCANTIL has classified risks as credit, market and operational and established policies, limits, and methodology for assessment, measurement, control and mitigation thereof. A certain amount of capital is assigned for each type of risk.

3. Cash and Due from Banks

The main bank subsidiaries must maintain minimum balances of Cash and due from banks in foreign and local currencies as set out by regulatory entities. These balances are determined based on deposits and other liability accounts of subsidiaries. Banco Mercantil has placed this balance with Banco Central de Venezuela (BCV) and, at December 31, 2004, it includes Bs 878,974 million and US$4,061,000 (Bs 669,668 million and US$1,178,145 at December 31, 2003). A portion of these deposits earned interest until July 2003. Other subsidiaries maintain balances at December 31, 2004 amounting to US$9,446,000 (US$15,746,000 at December 31, 2003). Demand deposits of Bs 52,750 million are also included.

Pending cash items are in respect of checks received and in process of collection from other financial institutions.

4. Investment Portfolio

Investment portfolio at December 31 comprises the following:

	2004				2003			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Investments in trading securities								
Investments in securities issued by Venezuelan entities								
Securities issued or guaranteed by the government of the Bolivarian Republic of Venezuela								
In foreign currency	10,169	153	-	10,322	14,129	275	(29)	14,375
Other investments	-	-	-	-	17	-	-	17
	10,169	153	-	10,322	14,146	275	(29)	14,392
Investments in securities issued by entities in other countries								
Other investments	40	-	-	40	-	-	-	-
	10,209	153	-	10,362	14,146	275	(29)	14,392
Investments in securities available for sale								
Investments in securities issued by Venezuelan entities								
Securities issued or guaranteed by the Bolivarian Republic of Venezuela								
In local currency	575,896	1,530	(1,590)	575,836	190,371	1,854	(817)	191,408
In foreign currency	142,229	2,378	(1,093)	143,514	35,102	258	(32)	35,328
	718,125	3,908	(2,683)	719,350	225,473	2,112	(849)	226,736
Other investments	133	-	(133)	-	126	-	(126)	-
	718,258	3,908	(2,816)	719,350	225,599	2,112	(975)	226,736
Investments in securities issued by entities in the United States of America								
Securities issued or guaranteed by the government of the United States of America (1)	1,311,075	8,387	(11,774)	1,307,688	692,594	2,820	(3,935)	691,479
Debt in companies sponsored and supervised by the government of the United States of America (2)	1,358,478	1,571	(8,055)	1,351,994	1,395,249	6,543	(3,707)	1,398,085
Securities issued by the National Treasury of the United States of America	64,881	863	(452)	65,292	191,368	537	(154)	191,751
Other investments	344,821	145	(271)	344,695	42,041	1,341	(685)	42,697
	3,079,255	10,966	(20,552)	3,069,669	2,321,252	11,241	(8,481)	2,324,012
Investments in other countries	80,176	960	(27)	81,109	45,879	756	(52)	46,583
	3,877,689	15,834	(23,395)	3,870,128	2,592,730	14,109	(9,508)	2,597,331

(1) Includes the Government National Mortgage Association and the Small Business Administration.

(2) Includes the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Federal Home Loan Bank and the Federal Farm Credit Bank.

Investments in securities available for sale include US$178.9 million as collateral for advances received from the Federal Home Loan Bank (US$146 million at December 31, 2003).

	December 31, 2004				December 31, 2003			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Amortized cost	Cost	Unrealized gain	Unrealized loss	Amortized cost
Investments in securities held to maturity								
Investments in securities issued by Venezuelan entities								
Securities issued or guaranteed by the Bolivarian Republic of Venezuela								
In local currency	522,626	207	(1,841)	520,992	467,407	426	(4,818)	463,015
In foreign currency	89,169	-	-	89,169	100,596	-	-	100,596
	611,795	207	(1,841)	610,161	568,003	426	(4,818)	563,611
Investments in securities issued by entities in the United States of America								
Debt in companies sponsored and supervised by the government of the United States of America (1)	131,122	-	-	131,122	111,795	658	(46)	112,407
Preferred stock mandatorily redeemable (2)	31,799	-	-	31,799	10,405	118	(47)	10,476
Other investments	24,422	-	-	24,422	26,477	-	-	26,477
	187,343	-	-	187,343	148,677	776	(93)	149,360
Investments in other countries	10,688	-	-	10,688	12,343	-	-	12,343
	809,826	207	(1,841)	808,192	729,023	1,202	(4,911)	725,314

(1) Includes the Federal National Mortgage Association.

(2) Includes shares of the Federal Home Loan Bank, Federal Reserve Bank and private companies.

As a result of adjustment to international market values of National Public Debt Bonds denominated in foreign currency, losses of Bs 13,423 million, net of Bs 11,242 million in exchange gains, were recorded during 2004 and included in Loss from investment securities under Other operating expense (Note 19).

Debt securities issued by the Bolivarian Republic of Venezuela in local currency include Bs 392,870 million (Bs 289,583 million at December 31, 2003) under exchange indexing clauses at variable quarterly interest (options). The variable rate of return on these securities will be the higher of: a) 80-85% of the Market Lending Rate and b) three-month LIBOR plus a 100 basic-point margin, plus the rate of devaluation of the bolivar in respect of the U.S. dollar calculated annually.

Given the low liquidity levels of the secondary market for these securities and the absence of a market for these options, management used the Black-Scholes-Merton model for valuation purposes. Results for options maturing in 2006 and 2007 were 31.82% and 25.91%, respectively, of the par value of these securities while the resulting fair value of the Bonds was 98.7% of their par value.

In view of the difficulty in estimating future exchange rates due to current exchange controls in Venezuela, a fundamental variable for the aforementioned model, valuation results have not been recorded and, therefore, these debt securities and options are shown at amortized cost which, at December 31, 2004, is 99% in the aggregate.

For options maturing in November 2004, MERCANTIL collected Bs 24,312 million as a result of indexing clauses for these securities, recorded under Interest income for the year ended December 31, 2004.

	December 31, 2004				December 31, 2003			
(Millions of bolivars)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)	Cost	Unrealized gain	Unrealized loss	Book value (equivalent to market value)
Share trading portfolio								
Shares issued by Venezuelan companies (1)	37,013	104,630	(52,547)	89,096	36,757	36,082	(18,002)	54,837
Shares issued by foreign companies (2)	44,728	170,519	-	215,247	31,229	46,452	-	77,681
	81,741	275,149	(52,547)	304,343	67,986	82,534	(18,002)	132,518

(1) Mainly includes C.A. Nacional Teléfonos de Venezuela (CANTV) ADS equivalent to 1.40% of its capital stock.

(2) Mainly includes Bancolombia, S.A. shares equivalent to 5.7% of its capital stock.

	December 31, 2004		December 31, 2003	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Investments in time deposits and placements				
Investments in securities issued by Venezuelan entities				
Time deposits				
In Banco Central de Venezuela (BCV)	1,579,800	1,579,800	1,826,250	1,826,250
Overnight deposits	58,000	58,000	13,700	13,700
	1,637,800	1,637,800	1,839,950	1,839,950
Investments in securities issued by entities in the United States of America				
Time deposits	244,512	244,512	83,152	83,152
Overnight deposits	99,195	99,195	36,485	36,485
	343,707	343,707	119,637	119,637
Investments in securities issued by foreign entities	368,516	368,516	69,003	69,003
	2,350,023	2,350,023	2,028,590	2,028,590

Investments in time deposits and placements include investments of Bs 2,000,065 million, maturing within 90 days (Bs 1,979,588 million at December 31, 2003).

	December 31, 2004		December 31, 2003	
(Millions of bolivars)	Cost	Market value	Cost	Market value
Restricted investments and repurchase agreements				
Securities issued by the Bolivarian Republic of Venezuela	3,229	3,354	9,756	9,849
Securities under repurchase agreements with Banco Central de Venezuela (BCV)	395,200	395,200	133,814	133,814
Securities issued or guaranteed by the government of the United States of America	23,130	23,681	22,832	23,126
Other	347	347	283	283
	421,906	422,582	166,685	167,072

Below is the classification of investments by maturity at December 31, 2004:

	Investments available for sale			Investments held to maturity		
(Millions of bolivars)	Cost	Book value (equivalent to market value)	Yield % (1)	Cost	Amortized cost	Yield % (1)
In bolivars						
Less than 1 year	154,526	154,526	11.96	134,237	133,300	18.67
From 1 to 5 years	396,509	396,357	15.28	388,388	387,691	14.49
Over 5 years	24,994	24,953	14.37	-	-	-
In U.S. dollars						
Less than 1 year	446,104	446,590	6.87	42,324	42,324	5.79
From 1 to 5 years	712,937	709,641	3.53	24,500	24,500	3.29
Over 5 years	2,142,619	2,138,061	4.69	220,377	220,377	6.44

(1) The yield of securities is based on amortized cost at year-end. Yield is calculated by dividing income from securities (including premium amortization or discounts) by amortized cost. The effect of changes in fair value is not recognized.

Of the total investment portfolio, Bs 724,430 million and US$343 million (Bs 444,965 million and US$359 million at December 31, 2003) are in respect of assigned investments (Note 11).

During the year ended December 31, 2004, net income of Bs 49,072 million (Bs 34,955 million during the year ended December 31, 2003) was recorded on the sale of Investments in securities available for sale and Share trading portfolio.

During the year ended December 31, 2004, investments in debt securities of US$22.5 million, equivalent to Bs 43,092 million (US$61.5 million, equivalent to Bs 98,154 million during 2003) issued by government entities in the United States of America were transferred from Investments in securities available for sale to Investments in securities held to maturity. A net unrealized gain of US$437,000 million will be amortized over the remaining estimated useful life (US$1.4 million during 2003).

The control environment of MERCANTIL includes policies and procedures to determine investment risks by entity and economic sector. At December 31, 2004, MERCANTIL has investment securities issued or guaranteed by the Venezuelan government and investment securities with Banco Central de Venezuela (BCV), which represent 17.27% and 25.43%, respectively, of its Investment securities portfolio (14% and 35%, respectively, at December 31, 2003). Furthermore, MERCANTIL has investments in bonds issued by the government and agencies of the United States of America representing 37.17% of its Investment portfolio (43% at December 31, 2003).

5. Loan Portfolio

The loan portfolio at December 31 is classified as follows:

(Millions of bolivars)	2004 Current	2004 Rescheduled	2004 Overdue	2004 In litigation	2004 Total	2004 %	2003 Total	2003 %
Economic activity								
Commercial	3,219,341	6,683	24,524	5,098	3,255,646	43	2,434,703	51
Foreign trade	713,426	4,632	6,664	-	724,722	10	321,564	7
Construction	910,936	-	4,734	2,139	917,809	12	555,981	12
Industrial	815,506	30,615	4,357	1,218	851,696	11	369,693	8
Services	325,196	-	1,486	812	327,494	4	222,016	5
Agriculture	582,092	-	4,692	245	587,029	8	243,836	5
Credit cards	260,528	-	123	-	260,651	3	172,843	4
Home purchase	171,312	12,799	3,271	1,145	188,527	3	160,802	2
Car loans	136,844	676	603	-	138,123	2	59,763	1
Other	249,545	2,569	2,171	-	254,285	4	241,481	5
	7,384,726	57,974	52,625	10,657	7,505,982	100	4,782,682	100
Guarantee								
Unsecured	2,384,621	1,593	18,407	24	2,404,645	32	1,465,064	31
Pledged	1,445,812	39,741	12,601	3,238	1,501,392	20	788,793	16
Mortgage	2,799,521	13,295	15,328	5,905	2,834,049	38	2,093,500	44
Debenture	754,772	3,345	6,289	1,490	765,896	10	435,325	9
	7,384,726	57,974	52,625	10,657	7,505,982	100	4,782,682	100
Maturity								
Up to three months	3,199,919	5,518	36,357	7,836	3,249,630	43	1,729,417	36
Three to six months	730,351	1,453	11,964	99	743,867	10	541,737	11
Six months to one year	773,197	3,047	1,374	1,821	779,439	10	511,131	11
One to two years	796,903	790	2,824	517	801,034	11	541,085	11
Two to three years	436,125	4,372	84	-	440,581	6	360,797	8
Three to four years	277,359	2,326	15	-	279,700	4	176,020	4
Four to five years	219,837	27,970	7	-	247,814	3	194,286	4
Over five years	951,035	12,498	-	384	963,917	13	728,209	15
	7,384,726	57,974	52,625	10,657	7,505,982	100	4,782,682	100
Geographical location of debtor								
Venezuela	3,725,892	53,000	37,939	7,828	3,824,659	51	2,046,906	43
United States of America	2,679,321	2,404	14,497	2,814	2,699,036	36	2,103,606	44
Mexico	286,118	-	-	-	286,118	4	220,740	5
Peru	9,962	-	-	-	9,962	-	20,692	-
Colombia	74,758	2,570	125	15	77,468	1	32,386	1
Switzerland	200,866	-	-	-	200,866	3	99,277	2
Panama	32,720	-	-	-	32,720	-	37,052	1
El Salvador	42,461	-	-	-	42,461	1	39,311	1
Honduras	36,051	-	-	-	36,051	-	31,956	1
Guatemala	37,322	-	64	-	37,386	-	29,652	-
Other countries	259,255	-	-	-	259,255	4	121,104	2
	7,384,726	57,974	52,625	10,657	7,505,982	100	4,782,682	100

	2004 Millions of bolivars	2004 %	2003 Millions of bolivars	2003 %
Risk				
Normal	7,246,224	96	4,322,230	91
Potential	92,488	1	128,982	3
Real	117,887	2	253,281	5
High	46,760	1	70,040	1
Unrecoverable	2,623	-	8,149	-
	7,505,982	100	4,782,682	100

Below is the movement of the allowance for losses on loan portfolio for the years ended December 31:

(Millions of bolivars)	2004	2003
Balance at the beginning of the year	209,840	183,562
Allowance for the year	52,842	160,550
Effect of translation of allowances in foreign currency	17,681	11,116
Release of allowance	(14,512)	(479)
Write-off of uncollectible loans	(82,226)	(136,141)
Transfers from (to) other reserves	10,034	(8,768)
Balance at the end of the year	193,659	209,840

Based on risk analyses, the allowance of Bs 193,659 million (Note 2g) includes an additional component to cover possible differences that could affect management's estimates of losses which, at December 31, 2004 and 2003, represent 1.76% and 2.01% of the principal balance of the loan portfolio, respectively.

During the year ended December 31, 2004, interest accrued but not recorded as income on overdue loans and loans in litigation amounted to Bs 25,678 million (Bs 42,029 million during the year ended December 31, 2003). Interest on loan portfolio for the year ended December 31, 2004 includes Bs 24,432 million (Bs 45,964 million during the year ended December 31, 2003) for interest collected on overdue loans and loans in litigation, which had been deferred in previous years.

During the year ended December 31, 2004, unrecoverable loans written-off in previous years for Bs 39,199 million were collected (Bs 16,884 million during the year ended December 31, 2003) and are shown in the consolidated statement of income under Other income.

In 2001 a group of debtors of indexed mortgage loans and credits for car purchases filed a lawsuit in respect of calculation of interest on these loans. In 2002 the Venezuelan Supreme Tribunal of Justice ruled in favor of the debtors and interest was recalculated pursuant to the ruling. Recalculation resulted in an adjustment to the loan portfolio of Bs 14,562 million in 2002 and Bs 17,278 million in 2003, charged to Allowance for losses on loan portfolio.

During the year ended December 31, 2004, the Venezuelan Supreme Tribunal of Justice published the rules for new recalculation of indexed mortgage loans based on a methodology set out by Banco Nacional de Ahorro y Préstamo (BANAP). Recalculation of these loans originated an adjustment to the loan portfolio of Bs 9,878 million, charged to Allowance for losses on loan portfolio.

Furthermore, in December 2004 the Ministry of Housing published a resolution according to which, during the recalculation process of indexed mortgage loans, interest accrued from January 24, 2002 to August 30, 2004 could not be included under debts repayable by credit beneficiaries. An appeal was filed through the Bank Association requesting annulment on the grounds that the Ministry lacks legal jurisdiction on the matter.

The control environment of MERCANTIL includes policies and procedures to determine credit risks by client and economic sector. Concentration of risk is limited since loans are granted to a variety of economic sectors and a large number of clients. At December 31, 2004 and 2003, MERCANTIL does not have significant risk concentrations in its consolidated loan portfolio.

6. Interest and Commissions Receivable

Interest and commissions receivable at December 31 comprise the following:

(Millions of bolivars)	2004	2003
Interest on		
Loan portfolio	53,526	41,619
Investment securities	65,806	74,755
	119,332	116,374
Commissions receivable	11,229	8,596
Provision for contingent losses	(4,740)	(8,265)
	125,821	116,705

7. Long-term Investments

Long-term investments recorded by the equity method at December 31 comprise the following:

		2004			2003		
	Par value	Number of shares	Equity %	Millions of bolivars	Number of shares	Equity %	Millions of bolivars
Todo 1 Services, Inc.	1,915 (1)	16,673,101	38.89	2,878	16,673,101	38.89	2,173
Cestaticket Accor Services, C.A. (formerly Servicios Empresariales, C.A.)	100	37,088	43.00	14,491	37,088	43.00	10,157
Proyectos Conexus	100	343,334	33.33	1,118	343,334	33.33	754
Other				5,478			3,783
				23,965			16,867

(1) Equivalent to a par value of US$1.00 per share.

During the year ended December 31, 2004, MERCANTIL recorded income of Bs 15,307 million (Bs 10,662 million during the year ended December 31, 2003) arising from equity in the results of Cestaticket Accor Services, C.A. and received dividends of Bs 10,973 million (Bs 2,849 million during the year ended December 31, 2003).

In February 2000 MERCANTIL formed a strategic alliance with the financial institutions Bancolombia and Conavi in Colombia and Banco Pichincha in Ecuador to establish Todo 1 Services, Inc., an entity incorporated and domiciled in the United States of America. This alliance is aimed at combining individual business skills of these companies to develop e-business in the aforementioned countries and Spanish-speaking markets in general. As a result of this alliance, during the year ended December 31, 2004, MERCANTIL charged Bs 2,062 million to Equity in long-term investments (Bs 5,823 million during the year ended December 31, 2003).

8. Assets Available for Sale

Assets available for sale at December 31 comprise the following:

(Millions of bolivars)	2004	2003
Real property received in lieu of payment	10,992	17,536
Personal property received in lieu of payment	97	216
Idle assets	7,539	11,273
Property acquired or built for sale	-	241
Other assets available for sale	1,643	1,490
Accumulated amortization	(7,643)	(14,339)
	12,628	16,417

During the year ended December 31, 2004, MERCANTIL recorded amortization expense in respect of assets available for sale of Bs 9,152 million (Bs 13,692 million during the year ended December 31, 2003). Fully amortized personal and real property is shown under Memorandum accounts.

9. Property and Equipment

Property and equipment at December 31 comprises the following:

	2004			2003		
(Millions of bolivars)	Cost	Accumulated depreciation	Book value	Cost	Accumulated depreciation	Book value
Buildings and facilities	223,764	(97,573)	126,191	223,783	(87,878)	135,905
Office furniture and equipment	180,846	(123,469)	57,377	148,975	(109,080)	39,895
Land	28,405	-	28,405	24,830	-	24,830
Other property	25,149	(936)	24,213	22,101	(612)	21,489
	458,164	(221,978)	236,186	419,689	(197,570)	222,119

During the year ended December 31, 2004, MERCANTIL recorded depreciation expense of Bs 27,124 million (Bs 33,487 million during the year ended December 31, 2003), shown in the consolidated statement of income under Operating expense.

At December 31, 2004, Property and equipment includes buildings, facilities and land with a book value of Bs 154,596 million, which have an estimated market value of Bs 348,286 million, based on valuations performed by independent appraisers in June 2003.

Below is a summary of the useful lives assigned to property and equipment:

	Useful life (Years)	Remaining useful life (Years)
Buildings and facilities	40	23
Office furniture and equipment	4-10	3
Other property	5	2

10. Other Assets

Other assets at December 31 comprise the following:

(Millions of bolivars)	**2004**	**2003**
Goodwill		
Interbank, C.A. (Banco Universal), net of accumulated amortization of Bs 26,245 million (Bs 19,684 million at December 31, 2003)	104,978	111,539
C.A. Seguros Orinoco, net of accumulated amortization of Bs 3,180 million (Bs 2,121 million at December 31, 2003)	16,420	17,479
Seguros Mercantil, C.A., net of accumulated amortization of Bs 1,114 million at December 31, 2004 (Bs 826 million at December 31, 2003)	3,841	3,973
	125,239	132,991
Premium on acquisition of net assets of Banco Capital, C.A., net of accumulated amortization of Bs 7,089 million (Bs 2,146 million at December 31, 2003)	-	4,943
Insurance premiums receivable	43,624	34,437
Deferred income tax (Note 16)	35,296	27,765
Deferred expenses, net of accumulated amortization of Bs 35,213 million (Bs 30,117 million at December 31, 2003)	30,784	37,154
Dividends and other accounts receivable	23,841	20,920
Prepaid expenses	15,933	13,388
Systems development, net of accumulated amortization of Bs 67,116 million (Bs 51,777 million at December 31, 2003)	15,121	24,126
Prepaid taxes	8,654	6,691
Advances for acquisition of real property	4,619	2,936
Pending items	4,560	3,942
Accounts receivable from other credit card issuing institutions	4,395	2,145
Prepaid advertising	2,971	6,081
Stationery and office supplies	2,595	3,529
Other	12,852	4,351
	205,245	187,465
	330,484	325,399
Allowance for estimated losses on other assets	(3,815)	(8,364)
	326,669	317,035

In 2000 and 2001, MERCANTIL acquired a majority shareholding in a commercial bank in Venezuela (Interbank, C.A.) and an insurance company (C.A. Seguros Orinoco), giving rise to goodwill of Bs 131,223 million and Bs 19,600 million, respectively. These two companies were later merged into Banco Mercantil and Seguros Mercantil, C.A., respectively, and the former shareholders have provided guarantees covering a 5-10 year period for recovery of certain assets and resolution of certain contingencies.

The balance of Pending items includes mainly operations conducted in the normal course of business during the last days of the month, which are being identified and have not yet been recorded. Most of these operations clear during the first few days of the following month. Deposits with these same characteristics are included under Other liabilities (Note 14).

11. Deposits

Deposits at December 31 comprise the following:

Type of deposit

	2004		2003	
	Millions of bolivars	%	Millions of bolivars	%
Non-interest-bearing checking accounts	2,325,349	17	1,601,935	17
Interest-bearing checking accounts	3,749,154	27	2,686,946	28
Savings accounts	3,870,420	28	2,952,330	31
Time deposits	3,871,387	28	2,359,822	24
	13,816,310	100	9,601,033	100

Time deposits by maturity

	2004		2003	
	Millions of bolivars	%	Millions of bolivars	%
Up to 30 days	2,126,476	55	1,393,254	59
31 to 60 days	793,590	20	317,448	13
61 to 90 days	456,320	12	273,927	12
91 to 180 days	220,405	6	170,923	7
181 to 360 days	142,908	4	104,539	5
Over 360 days	131,688	3	99,731	4
	3,871,387	100	2,359,822	100

Deposits at December 31 bear interest at the rates shown below:

	2004				2003			
	Deposits in bolivars		Deposits in U.S. dollars		Deposits in bolivars		Deposits in U.S. dollars	
	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate	Minimum rate	Maximum rate
	%		%		%		%	
Interest-bearing checking accounts	1.00	3.50	0.10	2.10	1.00	3.50	0.10	0.70
Savings deposits	2.00	13.00	0.10	2.50	2.00	12.00	0.10	1.30
Time deposits	7.73	17.00	0.15	6.57	8.92	20.00	0.01	6.57

At December 31, 2004, Deposits include Bs 724,430 million and US$343 million (Bs 444,965 million and US$359 million at December 31, 2003) in respect of assigned investments (Note 4).

12. Debt Authorized by the Venezuelan Securities and Exchange Commission

At December 31, 2004, MERCANTIL has issued by public offering debenture bonds and commercial paper with the following characteristics:

a) Debenture bonds

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Years)	Percentage of return on TAM(*) %
Issue 2003-II	25,000	25,000	25,000	May-June-October 2003	2	88-90
Issue 2004-I	25,000	22,512	22,512	May, June, September and October 2004	1.5	84
Issue 2004-II	25,000	25,000	25,000	May, September and October 2004	2.5	90
Issue 2004-III	10,000	6,146	6,146	November 2004	1.5	84
Issue 2004-IV	15,000	9,992	9,992	November 2004	3	91
	100,000	88,650	88,650			

b) Commercial paper

(Millions of bolivars)	Amount of issue	Amount placed	Current balance	Date of issue	Term (Days)	Yield %	Discount %
Issue 2003-II							
Series III	10,000	6,297	6,297	October 2004	112	-	13
Series IV	5,000	5,000	5,000	October 2004	86	-	13
Series V	5,000	5,000	5,000	October 2004	82	-	13
	20,000	16,927	16,927				

(*) The Market Lending Rate (TAM) is the weighted average annual interest rate for lending operations agreed by the main six commercial and universal banks in the country according to information published by Banco Central de Venezuela (BCV).

MERCANTIL reserves the right to fully or partially redeem these bonds at par value as of one year of the issue date of each series and on the date coupons are paid. One or several series issued may be redeemed.

13. Financial Liabilities

Financial liabilities at December 31 are classified by type and maturity as follows:

(Millions of bolivars)	2004			2003		
	Up to one year	More than one year	Total	Up to one year	More than one year	Total
Liabilities with Venezuelan banks and savings and loan institutions						
Credit balances with correspondent banks	29,941	-	29,941	12,253	-	12,253
Loans granted by Venezuelan financial institutions, with annual interest at between 4.47% and 14.50% (between 1% and 15% at December 31, 2003)	92,036	32,122	124,158	18,782	3,031	21,813
	121,977	32,122	154,099	31,035	3,031	34,066
Liabilities with foreign banks and savings and loan institutions						
Loans of US$185,509,952 granted by foreign financial institutions, with annual interest at between 0.01% and 13% (US$159,742,898, with annual interest at between 0.001% and 10% at December 31, 2003)	59,468	295,818	355,286	3,629	251,345	254,974
Liabilities under repurchase agreements, with a par value of US$20,626,725 (US$772,750 at December 31, 2003)	1,188	38,305	39,493	1,233	-	1,233
Other liabilities						
Funds received for special financing programs, with annual interest at between 18% and 22.29% (between 18% and 22.29% at December 31, 2003)	-	11,116	11,116	-	14,835	14,835
Liabilities with credit card points of sale	2,902	-	2,902	1,742	-	1,742
Liabilities in respect of letters of credit	44,398	-	44,398	5,469	-	5,469
Other	2,906	23,013	25,919	11,738	33,081	44,819
	50,206	34,129	84,335	18,949	47,916	66,865
	232,839	400,374	633,213	54,846	302,292	357,138

Maturities of financial liabilities at December 31 are as follows:

Up to one year

(Millions of bolivars, except percentages)	2004	%	2003	%
Up to 30 days	57,374	25	28,140	52
31 to 60 days	10,653	5	1,739	3
61 to 90 days	8,997	4	12,405	23
91 to 180 days	69,413	29	2,015	3
181 to 270 days	511	-	8,927	17
271 to 360 days	85,891	37	1,620	2
Total	232,839	100	54,846	100

More than one year

(Millions of bolivars, except percentages)	2004	%	2003	%
2005	-	-	609	-
2006	150,745	38	20,244	7
2007	180,199	45	87,836	29
2008 and beyond	69,430	17	193,603	64
Total	400,374	100	302,292	100

Liabilities under repurchase agreements

Below is a summary of Liabilities under repurchase agreements at December 31:

(Millions of bolivars)	2004	2003
Balance at year-end	39,493	1,233
Fair value of financial instruments	39,662	1,216 (1)
Total maximum balance outstanding at the end of any month of the year	39,134	4,555
Average balance for the year	35,639	2,283

(1) Based on present value of estimated future cash flows.

	%	
Weighted average interest rate		
For the year		
In foreign currency	1.93	1.21
Interest rate at year-end		
In foreign currency	2.69	1.11

Liabilities under repurchase agreements are mainly in respect of investments sold by the subsidiaries Commercebank, N.A. and Banco del Centro, S.A. in the normal course of business.

14. Other Liabilities

Other liabilities at December 31 comprise the following:

(Millions of bolivars)	2004	2003
Reserves for insurance operations (Note 2n)	178,264	135,318
Provision for contingencies and other (Note 16)	93,290	72,927
Cashier's checks issued to clients	65,785	113,394
Provision for operating risks (Note 19)	52,961	4,768
Deferred interest	48,023	40,258
Accrued expenses	43,658	40,154
Pending items	42,345	31,586
Taxes collected and withheld	34,904	9,420
Other demand liabilities	26,182	2,982
Provisions for taxes payable	20,089	17,534
Personnel profit sharing and bonuses	16,255	10,808
Accounts payable to suppliers	7,626	8,634
Carried forward	629,382	487,783

(Millions of bolivars)	2004	2003
Brought forward	629,382	487,783
Law on Narcotic and Psychotropic Substances (Note 29)	5,252	4,316
Labor contributions	4,004	6,290
Unrealized gains	2,466	3,820
Other	25,903	13,306
	667,007	515,515

15. Subordinated Debt

The subsidiary Commercebank Holding Corporation has issued the following 30-year subordinated debt, which is mandatorily redeemable:

Issuance date	Maturity date	Annual interest %	Original amount in millions US$	Balances at December 31, 2004 in millions US$	December 31, 2003 (Equivalent in millions of bolivars)	December 31, 2004 (Equivalent in millions of bolivars)
June 1998	June 2028	8.90	40	27.83	46,284	53,300
September 2000	September 2030	10.60	15	15.00	23,940	28,728
March 2001	June 2031	10.18	10	10.00	15,960	19,152
November 2001	December 2031	LIBOR + 3.75	5	5.00	7,980	9,576
July 2002	July 2032	LIBOR + 3.65	10	10.00	15,960	19,152
December 2002	January 2033	LIBOR + 3.35	9	9.25	14,763	17,716
April 2003	April 2033	LIBOR + 3.25	8	8.00	12,768	15,322
March 2004	April 2004	LIBOR + 2.85	5	5.0	-	9,575
			102	90.08	137,655	172,521

Commercebank Holding Corporation has the option of deferring interest payment on these liabilities for up to 10 six-month periods.

16. Taxes

Tax expense for the years ended December 31 comprises the following:

(Millions of bolivars)	2004	2003
Taxes		
Current		
In Venezuela	19,958	12,382
Abroad	31,913	25,701
	51,871	38,083
Deferred		
Abroad	2,539	5,742

Taxes in Venezuela

Venezuelan Income Tax Law

This Law contemplates, among other things, regulations concerning a proportional tax on dividends, annual inflation adjustment, worldwide income taxation and transfer pricing. Transfer-pricing regulations require taxpayers that conduct transactions with related parties abroad to calculate income, costs and deductions based on prices that independent third parties would use in similar operations.

At December 31, 2004, MERCANTIL and its subsidiaries have tax loss carryforwards of Bs 135,958 million, of which Bs 50,158 million, Bs 33,334 million and Bs 52,467 million may be used until 2005, 2006 and 2007, respectively.

For the years ended December 31, 2004 and 2003, the main differences between financial and tax income arise from the net effect of the annual inflation adjustment, provisions and accruals that are normally tax deductible in subsequent periods, and the net effect of tax-exempt income from Venezuelan Government National Public Debt Bonds and other securities issued by the Bolivarian Republic of Venezuela.

Below is the reconciliation between financial and tax expense of Banco Mercantil for the years ended December 31:

(Millions of bolivars)	**2004**	**2003**
Statutory tax rate	34%	34%
Notional tax expense based on financial income computed at the tax rate in effect	120,949	80,505
Difference between notional tax expense and actual tax expense		
Effect of the annual inflation adjustment	(71,905)	(55,425)
Net effect of National Public Debt Bonds exemption	(41,785)	(39,176)
Nondeductible provisions		
Loan portfolio, net	(3,870)	9,960
Other provisions	24,041	(1,192)
Other	(5,599)	(154)
Effect of applying tax rate to taxable income	21,831	(5,482)
Effect of applying tax rate to foreign-earned taxable income	6,070	3,817
Effect of applying tax rate to taxable income in Venezuela plus net foreign-earned taxable income	27,901	(1,665)
Benefit from potential utilization of tax loss carryforwards	18,565	-
Business assets tax expense (BAT)	-	4,000

Income tax regulations in Venezuela and the United States of America set out the rules applicable to transfer pricing. According to these rules, taxpayers that conduct transactions with related parties abroad are required to calculate income, costs and deductions applying certain methodologies set out in the regulations. MERCANTIL and most of its subsidiaries to which these rules apply have not been required to make any adjustments to agreed-upon prices for the aforementioned operations.

Business assets tax

Business assets tax is a minimum tax, complementary to income tax. It is calculated as 1% of the simple average of assets, based on amounts at the beginning and end of the year. In August 2004, the Business Assets Tax Law was repealed, but business assets tax credits may still be carried forward for three years.

Banco Mercantil incurred no business assets tax for the year ended December 31, 2004. Income tax amounted to Bs 9,324 million.

Bank debit tax

In March 2002 the Venezuelan government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits and withdrawals made from checking and savings accounts, custody deposits and any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and other financial institutions. Venezuelan banks and other financial institutions are also required to pay this tax on transactions such as investments, interbank loans, and personnel and operating expenses, among others. Bank debit tax rates were set at 1% until June 30, 2003; 0.75% from July 1 until December 31, 2003, and 0.50% as from January 1, 2004. The Venezuelan government published a partial reform of this Law in December 2004 extending the 0.50% tax rate until December 31, 2005. Bank debit tax expense for the year ended December 31, 2004 amounted to Bs 7,284 million (Bs 10,021 million for the year ended December 31, 2003).

Taxes in the United States of America

Federal tax

Federal tax legislation in the United States of America establishes, among other things, tax on dividends, worldwide income taxation and transfer pricing.

State taxes

Companies in the United States of America must pay taxes in the state where they operate. In 2003 these companies filed tax returns in Florida, New York, Texas and Delaware. Computation depends on tax laws in each state. Payments of state tax are considered credits against federal tax.

Reconciliation between book and tax expense of Commercebank Holding Corporation and its subsidiaries for the years ended December 31 is shown below:

	2004	2003
Statutory tax rate	35%	
(Thousands of U.S. dollars)		
Notional tax expense based on financial income computed at the tax rate in effect	14,140	12,079
Difference between notional tax expense and actual tax expense		
Allowance for losses on loan portfolio	876	1,777
Effect of deducting state taxes	(289)	(311)
Effect of deductible depreciation and amortization	109	455
Interest earned in the previous year and collected in the current year	101	249
Interest on nontaxable investments	(3)	(268)
Write-off of other losses/reversal of provision for other losses	(236)	-
Effect of nondeductible provisions and other expense	207	777
Effect of applying tax rate to taxable income	14,905	14,758

Contingencies
In the normal course of business, certain subsidiaries of MERCANTIL are defendants in various legal proceedings. Other than the tax assessments mentioned below, MERCANTIL is not aware of any other pending legal proceedings which could have a significant effect on its financial position or results of operations.

Banco Mercantil and institutions resulting from its mergers have received additional tax assessments from the Tax Authorities amounting to approximately Bs 21,471 million, mainly due to disallowance of certain income considered nontaxable, expenses related to tax-exempt income, nondeductible expenses for uncollectible accounts and rejection of tax loss carryforwards. Banco Mercantil appealed alleging no grounds for disallowance and rejection. To date, the tax courts have not ruled on certain assessments, but those that went in favor of Banco Mercantil were appealed by the National Treasury. Rulings are pending.

Banco Mercantil and its merged institutions also received additional tax assessments for bank debit tax amounting to Bs 22,122 million. Banco Mercantil appealed these assessments. In the opinion of its legal advisors, these assessments are not well-grounded in law.

MERCANTIL management identified a maximum risk of Bs 16,634 million in connection with the aforementioned assessments based on inadmissibility of monetary restatement and compensatory interest; hence, a provision has been set aside to cover this amount (Note 14).

17. Employee Benefit Plans

a) Pension plan and other retirement benefits

Sponsoring entities and financial aspects of the pension plan
MERCANTIL and certain Venezuelan subsidiaries have had a pension plan since 1974 to provide supplementary retirement pensions and other benefits to employees. In this connection, MERCANTIL and these subsidiaries sponsor Fundación BMA, which manages contributions and donations from sponsors.

At December 31, 2003, the date of the most recent annual study by independent actuaries, plan assets, obligations and results, as well as the long-term assumptions used, are as follows:

(Millions of bolivars)	**Retirement pension benefits**	**Other retirement benefits**
Obligations and assets		
Present value of obligations	48,002	4,857
Market value of net assets of Fundación BMA (includes US$14,244,680) (1)	(46,657)	(4,857)
Charge to income for the year	(1,345)	-
	-	-
Results		
Annual service cost	1,198	142
Interest on present value of obligations	4,041	554
Other (includes expected yield from fund that supports the plan, amortization of unrecognized net gains (losses) and effects of inflation)	(3,239)	(696)
Total net plan cost	2,000	-
Actual yield from plan assets	5,327	593

(1) These assets comprise Venezuelan Government National Public Debt Bonds, debenture bonds and time deposits in bolivars and U.S. dollars.

	%
Long-term assumptions	
Discount rate at December 31, 2004	12.00
Long-term inflation rate	6.00
Expected yield from plan assets in bolivars	17.00
Expected yield from plan assets in U.S. dollars	6.00
Projected benefit increase	10.50
Market interest rate for loans	21.00
Annual increase in medical expenses	12.50

According to actuarial calculations and certification, assets managed by Fundación BMA used to provide these benefits reasonably cover the present value of obligations.

Plan terms and conditions
The plan entails retirement pensions and other retirement benefits and is based on a minimum length of service of ten years and a minimum retirement age. The retirement pension is based on the employee's average salary over the last three years of employment prior to retirement and is payable at a maximum of 60% of this average salary.

Eligible employees
Employees eligible for this plan, in addition to those already retired at December 31, 1999, are those active employees who, at that date, met the age and length-of-service requirements qualifying them for any of the different retirement options, and employees who will meet these requirements in the next 10 years, as of January 1, 2000.

During the years ended December 31, 2004 and 2003, Fundación BMA paid Bs 2,411 million and Bs 1,273 million, respectively, in respect of retirement pensions.

Commercebank has a 401k benefit plan entailing a contribution by the employer (Commercebank) equivalent to a fixed percentage of participating employees' salaries. Employees with between six months and twenty-one years of service may contribute an additional percentage at their discretion. The employer contributes an amount equal to the contribution of each participant up to 6% of their annual salary and increases contributions for each participant between the second and sixth year of service.

b) Long-term stock option plan
In 1983 MERCANTIL and certain of its subsidiaries set up a long-term stock option plan, approved by the Board of Directors and Compensation Committee, whereby key officers are awarded purchase options on MERCANTIL shares. As from 1996, this plan is being implemented in different phases with varying time periods. Fundación BMA manages the plan and sets up trust funds with the shares on behalf of the members, once these shares have been assigned and subsequently awarded to eligible officers based on individual allotments approved and in accordance with the plan's regulations. The Board of Directors' Compensation Committee sets the price at which members of the plan may acquire shares at the beginning of each phase of the plan, taking into account share value fluctuation on the Caracas Stock Exchange for a period prior to approval of the respective phase. Shares are awarded annually over three-year periods. During each administrative phase and until the shares are acquired by the officers, cash dividends declared in respect of these shares are received by Fundación BMA and

stock dividends by the participants. According to the long-term incentive nature of the plan, officers must be active employees of MERCANTIL in order to exercise their purchase options within the time periods established. If they are not, or if the allotted shares are not purchased within the established time periods, the entitlements are cancelled.

During 2004 Banco Mercantil contributed Bs 6,500 million to Fundación BMA to purchase shares in Phase IV of the aforementioned plan. This amount was charged to income. Shares will be purchased by members at Bs 2,500. This price was fixed by the Board of Directors' Compensation Committee in meetings held on September 13 and November 22, 2004, based on prices transacted on the Caracas Stock Exchange during a period prior to approval of the respective phase.

Below is a breakdown of shares in trust at December 31, 2004:

Phase	Approval date	Number of shares		Option price (In bolivars)		End of term to exercise the options
		Class "A"	Class "B"	Class "A"	Class "B"	
I	1996	797,210 (1)	497,409 (1)	1,160	975.6	2004 and 2005
II	2000	1,186,349 (1)	993,183 (1)	400	380	2005
III	2001	8,778,936 (1)	7,297,454 (1)	700	600	2006, 2007 and 2008
IV	2004	2,075,660 (2)	4,624,340 (2)	2,500	2,500	2009
		264,331 (3)	589,718 (3)			
Total shares in trust fund		13,102,486 (4)	14,002,104 (4)			

(1) Shares in individual trust funds on behalf of participants.

(2) Shares available.

(3) Shares available in trust funds.

(4) Includes stock dividends.

Below is the movement of shares awarded in Phases I, II and III:

	Shares awarded		
	Class "A"	**Class "B"**	**Total**
Shares awarded			
1997	804,237	501,786	1,306,023
1998	398,682	248,744	647,426
1999	473,705	295,572	769,277
2000	1,247,005	1,043,995	2,291,000
2001	2,380,207	1,992,367	4,372,574
Options exercised	(2,791,231)	(1,740,518)	(4,531,749)
Incentives cancelled	(356,706)	(222,540)	(579,246)
Stock dividends	6,841,770	4,351,652	11,193,422
Balance at December 31, 2001	8,997,669	6,471,058	15,468,727
Shares awarded 2002	2,380,207	1,992,367	4,372,574
Options exercised	(756,673)	(537,132)	(1,293,805)
Stock dividends	874,433	667,684	1,542,117
Incentives cancelled	(40,716)	(34,085)	(74,801)
Balance at December 31, 2002	11,454,920	8,559,892	20,014,812
Shares awarded and related dividends	7,825,566	6,275,732	14,101,298
Options exercised	(4,701,730)	(3,175,856)	(7,877,586)
Incentives cancelled	(115,065)	(96,320)	(211,385)
Balance at December 31, 2003	14,463,691	11,563,448	26,027,139
Options exercised	(3,604,083)	(2,694,112)	(6,298,195)
Options recovered	(97,113)	(81,290)	(178,403)
Balance at December 31, 2004	10,762,495	8,788,046	19,550,541

18. Other Income

Other income for the years ended December 31 comprises the following:

(Millions of bolivars)	**2004**	**2003**
Recovery of loans recorded as uncollectible	41,591	16,884
Commissions on administration of housing savings funds	26,819	21,415
Interest on financing of insurance policies	21,864	15,963
Commissions on banking services	16,958	9,371
Release of provisions	16,444	28,962
Commissions for foreign currency administration	16,138	4,799
Decrease in allowance for losses on loan portfolio	13,363	-
Commissions on drafts and transfers	12,458	8,616
Gain on sale of assets available for sale	11,851	13,212
Dividends received	8,347	11,305
Income from other accounts receivable	8,118	8,684
Commissions on advisory services	6,957	6,805
Commission on administration of investment portfolio	5,836	1,663
Income from transactions with derivative instruments	5,606	7,816
Uncashed cashier's checks	2,630	1,681
Other	29,298	26,125
	244,278	183,301

19. Other Operating Expense

Other operating expense for the years ended December 31 comprises the following:

(Millions of bolivars)	2004	2003
Professional fees and other external services	79,519	61,173
Communications	53,225	42,844
Provisions for operating risks and other contingencies	46,815	-
Advertising and marketing	38,116	15,354
Taxes and contributions	34,797	34,626
Provisions for assets received in lieu of payment and other assets	34,484	62,070
Robbery, assault and fraud	21,105	7,768
ATM services	18,072	13,331
Office supplies	15,574	12,061
Expense from write-down of investments	13,423	2,396
Transportation and security	10,392	9,560
Donations	6,040	2,527
Public relations and representation expenses	5,439	5,014
Expense from foreign currency futures	4,712	-
Appropriation to Fundaci6n Mercantil	4,522	4,900
Insurance expenses	4,503	3,311
Other	19,998	17,948
	410,736	294,883

20. Shareholders' Equity

a) Capital stock and authorized capital

At December 31, 2004, the subscribed and paid-in capital of MERCANTIL amounts to Bs 82,490 million, represented by 549,933,890 shares, divided into 299,873,422 Class "A" common shares and 250,060,468 Class "B" common shares with limited voting rights, all with a par value of Bs 150 each. Of these shares, 1,046,287 Class "A" shares and 33,932,960 Class "B" shares constitute treasury stock in connection with the current repurchase program of MERCANTIL shares. Consequently, 298,827,135 Class "A" and 216,127,508 Class "B" shares are outstanding.

Authorized capital stock of MERCANTIL at December 31, 2004 is Bs 165,856 million.

In May 2000 a repurchase program of MERCANTIL shares was approved, within the limits set out in the Capital Markets Law (up to 15% of the subscribed capital and a maximum term of two years after acquisition to dispose of these shares). This Law sets out that repurchased shares have no voting rights.

The repurchase program has been implemented in 10 six-month phases. Below is a summary of the applicable conditions for repurchased and unredeemed shares at December 31, 2004:

Phases	Date of approval at Shareholders' Meeting	Maximum authorized purchase price per share Bs	Average purchase price Bs	Repurchased and unredeemed shares
Eighth	August 2003	4,100	2,428.58	20,000
Ninth	February 2004	4,500	2,606.00	921,619
Tenth	September 2004	4,700	3,500.19	34,037,628
Balance of shares repurchased and unredeemed (6.4% of capital stock)				34,979,247

During the year ended December 31, 2004, a total of 2,919,210 shares were redeemed (20,000,000 shares during the year ended December 31, 2003).

b) Accumulated results and dividends

Below is a summary of dividends declared and paid during the years reported:

In cash

Type of dividend	Date of approval at Shareholders' Meeting	Amount per share Bs	Frequency or payment date
Ordinary	February 2003	8	February 2004
Ordinary	August 2003	8	February 2004
Ordinary	February 2004	8	May, August and November 2004
Ordinary	February 2004	8	August 2004
Ordinary	February 2004	8	November 2004
Special	February 2003	18	August 2003
Special	February 2004	27	May 2004

In shares

Date of approval at Shareholders' Meeting	Dividend date	Number of shares issued	Amount in millions of bolivars	Proportion of dividend
July 2003	September 2003	157,226,322	23,584	2 shares for every 5 held

The statutes include a shareholders' rights plan, which stipulates that, under certain circumstances, shareholders holding shares for more than 180 days are entitled to subscribe shares at par value (Bs 150 per share). This measure follows the defensive corporate best practices in use by companies in developed nations to maximize the value available to shareholders in case of a non-negotiated purchase offer and thus, strengthen their negotiating position in an event of this nature.

In addition, as part of these corporate best practices, the shareholders resolved to hold elections of members of the Board of Directors by phases and establish a qualified voting system for certain matters at shareholders' meetings.

In 1986 a Foundation was incorporated abroad, whose beneficiaries are MERCANTIL and/or its shareholders. At December 31, 2004, the Foundation has net equity of US$780,233 (US$751,936 at December 31, 2003).

Below is the calculation method used to determine the basis for the distribution of dividends to the shareholders in accordance with the rules laid down by the CNV:

(Millions of bolivars)	Years ended December 31, 2004	December 31, 2003
Consolidated net income	366,207	254,720
Less		
Equity in the results of subsidiaries	406,055	289,005
Appropriation to legal reserve	-	2,059
Plus		
Dividends collected	218,674	53,132
Base income for distribution of dividends	178,826	16,788

In accordance with the Capital Markets Law, MERCANTIL is required to pay its shareholders dividends of at least 50% of the base income for payment of dividends, of which MERCANTIL must pay at least 25% in cash.

Cumulative results at December 31, 2004 include Bs 224,932 million available for dividends; the remaining amount, in respect of cumulative results of subsidiaries, will be available for distribution once the latter declare and pay dividends.

21. Financial Assets and Liabilities in Foreign Currency

In February 2003 the Venezuelan government established an exchange control regime, which is coordinated, administered and controlled by the Commission for the Administration of Foreign Currency (CADIVI).

In July 2003 Exchange Agreement No. 4 was published in respect of the purchase in bolivars of securities issued by the Bolivarian Republic of Venezuela in foreign currency for which trading had been suspended up to that date. This regulation lays down: a) the exchange rate applicable to the purchase in bolivars of these securities on the primary market, as established in a previous regulation (Exchange Agreement No. 2), and b) that secondary trading in these securities in bolivars is not permitted until Banco Central de Venezuela (BCV) establishes the related regulations.

On February 9, 2004, the Ministry of Finance and Banco Central de Venezuela (BCV) established new official exchange rates, as from that date, of Bs 1,915.20/US$1 (purchase) and Bs 1,920/US$1 (sale).

MERCANTIL, at the request of its shareholders, is currently applying to CADIVI in order to obtain currency at the official exchange rate for payment of dividends in respect of ADRs in circulation. To date, foreign currency has been received in respect of dividends for 2003.

The consolidated balance sheet of MERCANTIL at December 31 includes the following balances of financial assets and liabilities in foreign currency, denominated mainly in U.S. dollars, stated at the exchange rates described in Note 2u:

(Thousands of U.S. dollars)	2004	2003
Assets		
Cash and due from banks	49,125	59,412
Investment portfolio	2,373,435	1,800,710
Loan portfolio	2,025,040	1,860,909
Other assets	31,034	27,383
	4,478,634	3,748,414
Liabilities		
Deposits	3,456,326	2,946,809
Financial liabilities	243,646	192,411
Other liabilities	13,805	18,708
Subordinated debt	90,080	86,250
Preferred shares related to minority interests in consolidated subsidiaries	-	432
	3,803,857	3,244,610

During the year ended December 31, 2004, net exchange gains resulting from foreign currency position revaluation (other than the U.S. dollar) amount to Bs 82,114 million (Bs 48,993 million during the year ended December 31, 2003). Furthermore, during the year ended December 31, 2004, losses from intermediation in foreign currency sales and purchases from credit card transactions amounted to Bs 2,333 million (gains of Bs 3,361 million during the year ended December 31, 2003).

The estimated effect of the increase of every Bs 100/US$1 in the exchange rate of Bs 1,920/US$1 at December 31, 2004 would be an increase of Bs 453,223 million in assets and Bs 67,798 million in shareholders' equity.

MERCANTIL has National Public Debt Bonds denominated in bolivars with exchange indexation clauses amounting to Bs 392,870 million (Note 4).

22. Memorandum Accounts

Memorandum accounts at December 31 comprise the following:

(Millions of bolivars)	2004	2003
Contingent debtor accounts		
Guarantees granted	413,392	281,176
Lines of credit (Note 23)	1,276,136	1,594,206
Letters of credit	344,110	146,511
Investments in repurchase operations	405,191	136,332
Transactions with derivative instruments	274,482	109,113
Other contingencies	19,980	12,777
	2,733,291	2,280,115
Assets received in trust	4,560,487	3,326,647
Special trust services	417,839	702,629

(Millions of bolivars)	2004	2003
Debtor accounts for other special trust services (Housing Mutual Fund)	639,475	494,240
Other debtor memorandum accounts		
Custody of values received	5,096,836	3,357,850
Collections	394,828	178,030
Guarantees received	6,314,770	4,183,167
Unused lines of credit	680,973	394,634
Securities authorized and issued	147,461	123,446
Other control accounts	3,137,719	2,256,468
	15,772,587	10,493,595
	24,123,679	17,297,226

Assets received in trust

Trust fund accounts at December 31 include the following balances, according to the combined financial statements of the trust:

(Millions of bolivars)	2004	2003
Assets		
Cash and due from banks	156,726	86,141
Investment portfolio	2,904,103	1,947,800
Loan portfolio	1,325,953	1,147,810
Interest and commissions receivable	22,872	26,221
Assets received for administration	24,317	24,413
Other assets	126,516	94,262
	4,560,487	3,326,647
Liabilities		
Other accounts payable	10,339	7,751
Other liabilities	67,644	122,273
	77,983	130,024
Shareholders' equity	4,482,504	3,196,623
Total liabilities and shareholders' equity	4,560,487	3,326,647

Investments included in trust fund accounts at December 31 comprise the following:

	2004		2003	
(Millions of bolivars)	**Amortized cost**	**Fair market value**	**Amortized cost**	**Fair market value**
Debt securities issued by foreign private-sector companies, with annual interest at between 0.08% and 12.63%, maturing between January 2005 and September 2027, and a par value of US$17,348,000 (with annual interest at between 0.75% and 12.63%, maturing between January 2004 and September 2027, and a par value of US$95,415,033 at December 31, 2003) - Carried forward	34,248	34,077	149,951	149,801 (1)

(Millions of bolivars)	2004 Amortized cost	2004 Fair market value	2003 Amortized cost	2003 Fair market value
Brought forward	34,248	34,077	149,951	149,801 (1)
National Public Debt Bonds of the Bolivarian Republic of Venezuela, with annual interest at between 2.15% and 15.61%, maturing between February 2005 and January 2034, and a par value of Bs 1,414,753 million and US$12,773,000 (with annual interest at between 13.99% and 16.86%, maturing between July 2004 and April 2018, and a par value of Bs 1,104,805 million and US$3,835,000 at December 31, 2003)	1,416,275	1,420,091	776,244	776,432 (1)
Treasury notes issued by the Bolivarian Republic of Venezuela, with annual interest at between 8% and 12%, maturing between January and November 2005, and a par value of Bs 128,585 million (with annual interest at between 8.14% and 15.80%, maturing between January and June 2004, and a par value of Bs 155 million at December 31, 2003)	124,574	124,704	147,293	150,163 (1)
Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), 10,858,445 common shares, with a par value of Bs 37.78 each (11,490,259 common shares, with a par value of Bs 256 each at December 31, 2003)	3,148	3,148	5,608	5,779 (3)
Cartón de Venezuela, C.A., 32,684,075,024 common shares, with a par value of Bs 1.76 each (32,684,075,024 common shares, with a par value of Bs 1 each at December 31, 2003)	57,524	57,524	57,524	57,524 (4)
Time deposits, with annual interest at between 0.35% and 3.64%, with a par value of US$39,319,000, maturing between January 2005 and August 2006 (with annual interest at between 1.05% and 3.64%, maturing between July and September 2004, and a par value of US$47,476,000 at December 31, 2003)	75,305	75,305	75,610	77,704 (2)
Time deposits, with annual interest at between 1% and 18%, maturing between January and June 2005 (with annual interest at between 13% and 24%, maturing between January and May 2004 at December 31, 2003)	66,601	66,601	72,480	72,480 (2)
Shares issued by foreign private-sector companies	441,060	441,060	241,123	241,123
Investments in mutual funds	413,969	413,969	285,329	285,329
Other	271,399	271,367	136,638	140,801
	2,904,103	2,907,846	1,947,800	1,957,136

(1) Based on present value of estimated future cash flows.

(2) Shown at par value, which is considered fair value.

(3) Market value based on prices listed on the stock exchange.

(4) Shown at cost.

The loan portfolio at December 31 comprises the following:

(Millions of bolivars)	2004	2003
Loans receivable	29,048	29,781
Loans to beneficiaries of employee termination benefit trust funds	51,154	942,035
Student loans	150,255	123,699
Other	1,095,496	52,295
	1,325,953	1,147,810

Debtor accounts from other special trust services (Housing Mutual Fund)

The Venezuelan Housing Policy Law stipulates that contributions made to the fund by employees and employers, deposited in financial or savings institutions legally authorized to grant mortgages, be used to build, remodel or purchase homes.

Securities under spot agreements

MERCANTIL purchases and sells securities under spot agreements at an established price. At December 31, 2004, net gains from adjustment to market value of Bs 76 million (Bs 55 million at December 31, 2003) are recorded in Other assets and Shareholders' equity. Spot transactions were settled within seven business days of the date of origin. Securities under spot agreements at December 31 comprise the following:

(Millions of bolivars)	2004	2003
Securities		
Purchase rights	29,101	7,920
Sale rights	1,052	1,327
	30,153	9,247

Derivative financial instruments

MERCANTIL enters into non-hedging futures contracts for the purchase and sale of securities at a fixed price. Net gains resulting from these contracts during the year ended December 31, 2004 amounted to Bs 5,606 million (Bs 7,816 million during the year ended December 31, 2003), shown in the consolidated statement of income.

MERCANTIL also enters into non-hedging futures contracts to purchase currency at a fixed price.

The status of open transactions with negotiable instruments at December 31 is as follows:

	2004		2003	
Futures contracts	**Millions of bolivars**	**Maturity**	**Millions of bolivars**	**Maturity**
Exchange rates (foreign currency)				
Purchases	55,956	July and December 2004	8,013	July 2004
Securities				
Purchases	85,262	August and September 2004	67,322	January and February 2004
Sales	4,718	August 2004	24,532	January 2004
	145,936		99,867	

The risk to which MERCANTIL is exposed relates to noncompliance by other parties with the terms laid down in the contracts, as well as variations in the price of securities and interest rates. MERCANTIL has a control environment that includes policies and procedures for rating exchange and interest rate risks and monitoring derivative financial instruments, as well as assessing credit risks related to other parties.

Commercebank derivative financial instruments

In 1998 Commercebank entered into an interest rate cap contract for US$18 million. This contract is for 10 years and requires the counterparty to pay Commercebank, on the basis of the notional amount of the contract, the difference between the London Interbank Offering Rate and 6.5% when LIBOR exceeds 6.5%. At December 31, 2004, the balance of this contract amounted to US$10 million (US$12 million at December 31, 2003). Commercebank has recorded assets of US$22,000 (US$122,000 at December 31, 2003), representing the fair value of the contract and recorded an unrealized loss in shareholders' equity of US$100,000 (US$13,000 at December 31, 2003) with respect to changes in fair value of the contract.

Commercebank has entered into certain interest rate swap agreements, designated and accounted for as hedges, for the purpose of hedging changes in the fair value of certain financial instruments related to interest rate risk. Interest rate swap agreements are detailed below:

Contract date	Principal Thousands of US$	Interest rate payable %	Interest rate receivable	Maturity	Market value Thousands of US$	Unrealized gain (loss) at December 31, 2004 Thousands of US$
January 2003	10,000	3.33	6-month LIBOR	July 2007	22	22
August 2003	12,000	3.67	3-month LIBOR	August 2008	35	35
August 2003	13,000	4.59	3-month LIBOR	August 2008	272	272
September 2003	10,000	4.02	3-month LIBOR	September 2008	63	63
	45,000				392	392

Contract date	Principal Thousands of US$	Interest rate payable %	Interest rate receivable	Maturity	Market value Thousands of US$	Unrealized gain (loss) at December 31, 2003 Thousands of US$
January 2003	10,000	3.33	6-month LIBOR	July 2007	79	79
August 2003	12,000	3.665	3-month LIBOR	August 2008	66	66
August 2003	13,000	4.59	3-month LIBOR	August 2008	396	396
September 2003	10,000	4.02	3-month LIBOR	September 2008	198	198
	45,000				739	739

23. Credit-related Commitments

MERCANTIL has significant outstanding commitments related to letters of credit, guarantees granted, lines of credit and credit card limits to meet the needs of its clients and to manage its own risk resulting from interest rate variations. Since many of its credit limits may expire without being used, aggregate liabilities do not necessarily represent future cash requirements. Commitments to extend credit, letters of credit and guarantees granted by MERCANTIL are recorded under Memorandum accounts.

Guarantees granted

After conducting a credit risk analysis, MERCANTIL provides guarantees to certain customers within their line of credit. These guarantees are issued to a beneficiary who may execute the guarantee if the customer fails to comply with the terms of the agreement. These guarantees mature within a year and earn annual commissions between 0.3% and 3% of their value. Commissions are recorded monthly while the guarantees are in force.

Letters of credit

Letters of credit usually mature within 90 days and are renewable. They are generally issued to finance a trade agreement for the shipment of goods from a seller to a buyer. MERCANTIL charges a fee of between 0.1% and 3% of the amount of the letter of credit at December 31, 2004 and 2003 and records the latter under assets once it is used by the customer. Unused letters of credit and other similar liabilities are included under Memorandum accounts.

Lines of credit
MERCANTIL grants lines of credit to clients subject to prior credit risk assessment and obtention of any guarantees required by MERCANTIL. These agreements are for a specific period, provided that clients do not default on the terms set forth therein. However, MERCANTIL may exercise its option to cancel a credit commitment with a particular client at any time.

MERCANTIL issues renewable credit cards with limits of up to three years. However, it may exercise its option to cancel a credit commitment with a particular client at any time. Annual nominal credit card interest rates are variable for transactions in Venezuela and fixed for transactions in the United States of America.

MERCANTIL's exposure to credit loss in the event of noncompliance by clients with terms for credit extension, letters of credit and guarantees is represented by the notional contractual amounts of these credit-related instruments. Credit policies applied by MERCANTIL for these commitments are the same as those for granting loans.

MERCANTIL evaluates customer eligibility before granting credit. The amount of collateral provided, if required by MERCANTIL, is based on customer credit assessment. The type of collateral varies, but may include accounts receivable, inventories, property and equipment, and investment securities.

24. Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount for which an instrument could be exchanged between two knowledgeable, willing parties, other than in a forced transaction, involuntary liquidation or distress sale. Fair values for financial instruments with no available quoted market prices have been estimated using the present value of future cash flows of these financial instruments or other valuation techniques and assumptions. These techniques are significantly affected by the assumptions used, including the discount rates, estimates of future cash flows, and the expectation of payments in advance. In addition, fair values presented do not purport to reflect the value of other income-generating activities or future business activities; that is, they do not represent the value of MERCANTIL as a going concern.

Below is a summary of the most significant methods and assumptions used in estimating the fair values of financial instruments:

Short-term financial instruments
Short-term financial instruments, both assets and liabilities, are shown in the balance sheet at book value, which does not significantly differ from fair market value given their short-term maturity. These instruments include cash equivalents, interest-bearing deposits with other banks and commissions and interest receivable and payable, short-term interest-bearing deposits and short-term financial liabilities.

Investment portfolio
The fair value of these financial instruments was determined using either quoted market prices, reference prices determined from trading operations on the secondary market, quoted market prices of financial instruments with similar characteristics or the estimated future cash flows from these securities. Investments in affiliates are shown at equity value.

Loan portfolio
Most of the loan portfolio earns interest at variable rates that are revised frequently, generally between 30 and 90 days for most of the short-term portfolio. Allowances are made for loans with some risk of recovery. Therefore, in management's opinion, the net book value of this loan portfolio approximates its fair value.

Deposits
The fair value of customer deposits with no fixed maturity, such as interest-bearing deposits and savings accounts, is represented by the amount payable or due at the reporting date. Certain time deposits and interest-bearing accounts, particularly variable-rate deposits, have also been valued at their carrying amounts due to their short-term maturity. Other fixed-rate deposits were not considered significant. The value of long-term relationships with depositors is not taken into account when estimating the fair values disclosed.

Financial liabilities
Short-term financial liabilities are shown at book value since they relate to funds obtained from other banks to increase liquidity; they are unsecured, generally mature between 90 and 180 days and bear interest at variable rates. Long-term financial liabilities are also shown at book value since most of them bear interest at variable rates.

Risk-based financial instruments recorded in memorandum accounts
The fair value of derivatives was calculated using their specific market prices, based on trading operations on the secondary market.

25. Geographic Segment Information

MERCANTIL operates primarily in the financial sector and its operations are distributed geographically as follows:

	Years ended	
(Millions of bolivars)	**December 31, 2004**	**December 31, 2003**
Gross financial margin		
Venezuela	644,417	600,350
United States of America	190,650	154,108
Other	10,585	7,980
Total	845,652	762,438
Net financial margin, commissions and other income		
Venezuela	1,037,843	770,879
United States of America	222,417	172,741
Other	33,588	29,401
Total	1,293,848	973,021
Income before taxes, extraordinary items and minority interests		
Venezuela	327,261	220,993
United States of America	77,577	54,178
Other	11,828	12,544
Total	416,666	287,715

	December 31, 2004		December 31, 2003	
	Millions of bolivars	%	Millions of bolivars	%
Assets				
Venezuela	9,114,264	54	6,246,863	52
United States of America	7,264,735	42	5,246,603	44
Other	727,007	4	472,675	4
Total	17,106,006	100	11,966,141	100
Liabilities				
Venezuela	8,122,519	53	5,523,240	51
United States of America	6,604,199	43	4,763,076	44
Other	687,909	4	443,531	5
Total	15,414,627	100	10,729,847	100

26. Financial Information by Subsidiary

A summary of the financial information by subsidiary at December 31, 2004 is shown below. This information includes the effect of elimination adjustments normally made during consolidation:

(Billions of bolivars)	Banco Mercantil	Commercebank Holding Corporation	Holding Mercantil Internacional (1)	Seguros Mercantil	Merinvest	Mercantil Inversiones y Valores and others	Consolidated total
Total assets	8,850	7,072	596	324	49	215	17,106
Investment portfolio	3,476	3,528	316	216	47	183	7,766
Loan portfolio, net	3,690	3,362	261	-	-	-	7,313
Deposits	(7,330)	(5,916)	(570)	-	-	-	(13,816)
Gross result before taxes	296	77	-	31	22	(10)	416
Net result for the year	279	49	-	31	20	(13)	366
Number of employees	6,094	630	38	981	37	95	7,875

(1) Holding company of Banco Mercantil Venezolano, N.V. and its subsidiary Banco del Centro, S.A. and Banco Mercantil (Schweiz) AG and its subsidiary BMC Bank & Trust Limited.

27. Regulatory Capital Requirements

MERCANTIL banking subsidiaries are subject to regulatory capital requirements imposed by banking regulators in the countries in which they operate. Under these requirements, banking subsidiaries must meet specific capital adequacy guidelines, which include quantitative measures of assets, liabilities, and certain contingent assets as calculated under regulatory accounting practices. These regulatory practices vary among the countries in which the banking subsidiaries operate, but are generally consistent with the framework of the Basel Accord. Banking subsidiaries are also subject to qualitative judgments of their assets, such as risk weighting per component and other factors.

The CNV requires certain minimum equity ratios applicable to MERCANTIL. Ratios at December 31, 2004 are as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	17.88
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	14.76

Ratios at December 31, 2004 are calculated in accordance with the Basel Accord as follows:

	Ratio %
Equity to risk-weighted assets and contingent operations (8% minimum requirement)	18.93
Tier 1 equity to risk-weighted assets and contingent operations (4% minimum requirement)	14.72
Tier 1 equity to weighted assets (3% minimum requirement)	9.41

28. Fundación Mercantil

MERCANTIL and some of its subsidiaries sponsor the "Fundación Mercantil" (formerly Fundación Banco Mercantil) founded in December 1988 to promote educational, cultural, artistic, social, religious and scientific programs, either directly or through donations and contributions to third parties. Contributions during the year ended December 31, 2004 amounted to Bs 4,522 million (Bs 4,900 million during the year ended December 31, 2003).

29. Money Laundering Prevention

Given the importance of money laundering prevention and the nature of the transactions of some subsidiaries, MERCANTIL relies on adequate control and supervision mechanisms to detect operations presumed to involve money laundering which have been specifically developed for Banco Mercantil, Commercebank, Seguros Mercantil and Merinvest.

In compliance with Venezuelan regulations on this matter, the main subsidiaries of MERCANTIL have set aside an allowance amounting to 1% of their net biannual income to prepare employee-oriented programs for the prevention of drug use and traffic (Note 14).

30. Financial Statements of Mercantil Servicios Financieros, C.A. (Holding)

The financial statements of Mercantil Servicios Financieros, C.A. under the equity method at December 31 are shown below:

(Millions of bolivars)	2004	2003
Assets		
Cash and due from banks	163	55
Investment portfolio		
Banco Mercantil, C.A. (Banco Universal)	1,074,665	829,545
Commercebank Holding Corporation	362,767	264,780
Inversiones y Valores Mercantil VI	113,684	75,949
Holding Mercantil Internacional	76,407	62,206
Mercantil Inversiones y Valores	108,594	42,959
Merinvest	55,265	44,785
Other	155,059	38,248
Other assets	(18,496)	(6,648)
	1,928,108	1,351,879
Liabilities		
Debenture bonds and commercial paper	105,577	97,482
Other liabilities	131,152	18,103
	236,729	115,585
Shareholders' equity	1,691,379	1,236,294
Total liabilities and shareholders' equity	1,928,108	1,351,879
Income		
Interest income	3,317	3,245
Equity in subsidiaries and affiliates and other	398,043	220,664
Expense		
Operating	16,450	8,317
Interest	18,649	22,494
Income tax	54	-
Net income	366,207	254,720

31. Supplementary Information - Consolidated Financial Statements Presented in Accordance with Accounting Principles Generally Accepted in Venezuela

CNV rules stipulate that inflation-adjusted financial statements must be presented as supplementary information.

For purposes of additional analysis, MERCANTIL has prepared supplementary financial statements in conformity with accounting principles generally accepted in Venezuela, incorporating in these supplementary financial statements the effect of differences with CNV accounting rules (Note 2).

Below are the consolidated balance sheet, the consolidated statement of income, and the consolidated statement of shareholders' equity, presented in accordance with accounting principles generally accepted in Venezuela:

Supplementary Consolidated Balance Sheet
December 31, 2004 and 2003

(Millions of constant bolivars at December 31, 2004)	2004	2003
Assets		
Cash and Due from Banks		
Cash	188,687	201,034
Banco Central de Venezuela (BCV)	939,503	859,966
Venezuelan banks and other financial institutions	229	2,131
Foreign banks and other financial institutions	52,500	81,464
Pending cash items	121,877	95,172
Provision for cash and due from banks	(3)	(1,489)
	1,302,793	1,238,278
Investment Portfolio		
Investments in trading securities	10,906	17,152
Investments in securities available for sale	3,883,313	3,091,997
Investments in securities held to maturity	808,049	864,426
Share trading portfolio	311,823	170,910
Investments in time deposits and placements	2,372,439	2,421,676
Restricted investments and repurchase agreements	567,549	315,420
	7,954,079	6,881,581
Loan Portfolio		
Current	7,384,726	5,477,072
Rescheduled	57,975	116,181
Overdue	52,625	93,717
In litigation	10,657	12,995
	7,505,983	5,699,965
Allowance for losses on loan portfolio	(193,659)	(250,086)
	7,312,324	5,449,879
Interest and Commissions Receivable	125,824	139,218
Long-term Investments	23,734	23,832
Assets Available for Sale	16,846	29,550
Property and Equipment	451,440	469,015
Other Assets	499,404	544,432
Total Assets	17,686,444	14,775,785
Memorandum Accounts	24,123,679	20,614,834

Supplementary Consolidated Balance Sheet
December 31, 2004 and 2003

(Millions of constant bolivars at December 31, 2004)	2004	2003
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest-bearing checking accounts	2,325,349	1,909,174
Interest-bearing checking accounts	3,749,154	3,202,280
Savings deposits	3,870,420	3,518,564
Time deposits	3,926,893	2,812,328
	13,871,816	11,442,346
Debt Authorized by the Venezuelan Securities and Exchange Commission		
Publicly traded debt securities issued by MERCANTIL	102,131	111,492
Financial Liabilities		
Liabilities to Venezuelan banks and savings and loan institutions, up to one year	121,977	37,003
Liabilities to Venezuelan banks and savings and loan institutions, more than one year	32,122	3,612
Liabilities with foreign banks and savings and loan institutions, up to one year	59,802	4,325
Liabilities with foreign banks and savings and loan institutions, more than one year	295,818	299,551
Liabilities under repurchase agreements	39,493	1,469
Other liabilities, up to one year	136,264	147,521
Other liabilities, more than one year	34,128	57,106
	719,604	550,587
Interest and Commissions Payable	20,615	26,402
Other Liabilities	707,761	621,647
Subordinated Debt	172,521	164,056
Total Liabilities	15,594,448	12,916,530
Minority Interests in Consolidated Subsidiaries	4,145	4,447
Shareholders' Equity		
Nominal capital stock	82,490	82,928
Capital stock inflation adjustment	580,106	580,139
Share premium	129,144	129,144
Capital reserves	413,656	411,350
Translation adjustment of net assets of subsidiaries abroad	49,934	34,111
Retained earnings	768,823	573,827
Repurchased shares held by a subsidiary	(139,856)	(36,677)
Unrealized gain from adjustment to market value of investments in securities available for sale	203,554	79,986
Total Shareholders' Equity	2,087,851	1,854,808
Total Liabilities and Shareholders' Equity	17,686,444	14,775,785

Supplementary Consolidated Statement of Income
Years ended December 31, 2004 and 2003

(Millions of constant bolivars at December 31, 2004)	2004	2003
Interest Income		
Income from cash and due from banks	4,275	13,352
Income from investment portfolio	542,700	633,299
Income from loan portfolio	689,185	757,274
Total interest income	1,236,160	1,403,925
Interest Expense		
Interest on demand and savings deposits	139,817	132,129
Interest on time deposits	143,726	219,552
Interest on securities issued by MERCANTIL	16,984	27,128
Interest on financial liabilities	37,486	33,744
Total interest expense	338,013	412,553
Gross Financial Margin	898,147	991,372
Allowance for losses on loan portfolio	(57,797)	(211,960)
Net Financial Margin	840,350	779,412
Commissions and Other Income		
Trust fund operations	24,942	22,422
Foreign currency transactions	(2,266)	4,777
Commissions on customer account transactions	77,087	89,685
Commissions on letters of credit and guarantees granted	16,065	9,193
Equity in long-term investments	16,598	3,293
Exchange gain	95,864	69,433
Gain on sale of investment securities	76,593	63,508
Other income	246,144	224,388
Total commissions and other income	551,027	486,699
Insurance Premiums, net of Claims		
Premiums	308,991	285,331
Claims	(240,314)	(237,312)
Total insurance premiums, net of claims	68,677	48,019
Operating Expense		
Salaries and employee benefits	390,047	362,996
Depreciation, property and equipment expenses, amortization of intangibles and other	175,400	200,075
Fees paid to regulatory agencies	35,434	29,065
Other operating expense	475,130	430,227
Total operating expense	1,076,011	1,022,363
Loss from Net Monetary Position	(81,113)	(78,406)
Operating income before taxes, tax loss carryforwards, business assets tax credits and minority interests	302,930	213,361
Taxes		
Current	(73,642)	(48,647)
Deferred	2,747	7,370
Total taxes	(70,895)	(41,277)
Net income before tax loss carryforwards, business assets tax credits and minority interests	232,035	172,084
Benefit from Utilization of Tax Loss Carryforwards and Business Assets Tax Credits	18,565	-
Minority Interests	(749)	(394)
Net Income	249,851	171,690

Supplementary Consolidated Statement of Shareholders' Equity
Years ended December 31, 2004 and 2003

(Millions of constant bolivars at December 31, 2004)	Capital stock		Share premium	Capital reserves	Translation adjustment of net assets of subsidiaries abroad	Retained earnings	Repurchased shares held by a subsidiary	Unrealized gain from adjustment to market value of investments in securities available for sale	Total shareholders' equity
	Nominal	Inflation adjustment							
Balances at December 31, 2002	62,344	574,687	158,755	411,350	56,340	453,189	(61,405)	39,349	1,694,609
Net income for the year	-	-	-	-	-	171,677	-	-	171,677
Repurchased shares	-	-	-	-	-	-	(3,235)	-	(3,235)
Capital increase	23,584	6,027	(29,611)	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(26,651)	-	-	(26,651)
Redemption of repurchased shares	(3,000)	(575)		-	-	(24,388)	27,963	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	40,637	40,637
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	(22,229)	-	-	-	(22,229)
Balances at December 31, 2003	82,928	580,139	129,144	411,350	34,111	573,827	(36,677)	79,986	1,854,808
Net income for the year	-	-	-	-	-	249,851	-	-	249,851
Repurchased shares	-	-	-	-	-	-	(121,068)	-	(121,068)
Appropriation to legal reserve	-	-	-	2,306	-	(2,306)	-	-	-
Cash dividends	-	-	-	-	-	(35,131)	-	-	(35,131)
Redemption of repurchased shares	(438)	(33)	-	-	-	(17,418)	17,889	-	-
Unrealized gain on investments	-	-	-	-	-	-	-	123,568	123,568
Translation adjustment of net assets of subsidiaries abroad (Note 21)	-	-	-	-	15,823	-	-	-	15,823
Balances at December 31, 2004	82,490	580,106	129,144	413,656	49,934	768,823	(139,856)	203,554	2,087,851

Below is a summary of the main bases used in the preparation of the consolidated inflation-adjusted financial statements:

Supplementary inflation-adjusted financial information has been prepared based on Revised Statement of Accounting Principles No. 10 (DPC 10) "Rules for the preparation of financial statements adjusted for the effects of inflation." The purpose of this restatement using the General Price Level (GPL) method is to present financial statements in currency of uniform purchasing power based on the Consumer Price Index (CPI) for the Metropolitan Area of Caracas, published by Banco Central de Venezuela (BCV). Consequently, the supplementary financial statements do not purport to reflect market or realizable values of nonmonetary assets, which will normally differ from amounts adjusted on the basis of the CPI.

Inflation indices and rates

CPI indices and inflation rates for the years ended December 31, 2004 and 2003, according to information published by Banco Central de Venezuela (BCV), are as follows:

Year ended	CPI base for 1997=100	Inflation rate %
December 2004	459.65	19.19
December 2003	385.66	27.08

Monetary assets and liabilities and result from monetary position
Monetary assets and liabilities at December 31, 2004, including amounts in foreign currency are, by their nature, shown in terms of purchasing power at that date.

For comparative purposes, monetary assets and liabilities at December 31, 2003 have been adjusted for the effects of inflation and are expressed in terms of purchasing power at December 31, 2004.

The result from monetary position reflects the loss obtained from maintaining a net monetary asset position during an inflationary period and is shown in the consolidated statement of income as Loss from net monetary position.

Nonmonetary assets
Property and equipment is recorded in constant currency at December 31, 2004, according to the CPI at their dates of origin, at amounts which do not exceed their recoverable value based on valuations made by independent appraisers in June 2003.

Shares held in unconsolidated subsidiaries and affiliates are reported under the equity method, based on the inflation-adjusted financial statements of those companies.

Other investment securities are recorded based on their intended use, as investments in trading securities, investments in securities available for sale, investments in securities held to maturity, share trading portfolio, investment deposits and time deposits and restricted investments.

Shareholders' equity
All equity accounts are shown in constant currency at December 31, 2004. Dividends are stated in constant currency based on the date they were declared.

Statement of income
Operating income and expense have been adjusted based on their dates of origin, except for costs and expenses related to nonmonetary items, which have been adjusted based on the previously restated nonmonetary items to which they relate. The adjustment for expenses associated with nonmonetary items, mainly depreciation of Property and equipment, of Bs 46,437 million for the year ended December 31, 2004 was charged to income (Bs 78,142 million for the year ended December 31, 2003).

Gains or losses on the sale of shares, investments in personal and real property and other nonmonetary items are determined based on the sales price and restated book value.

A breakdown of the items with significant differences in respect of the primary financial statements, as detailed in Notes 3 to 29, is shown below:

a) Property and equipment

(Millions of constant bolivars at December 31, 2004)	December 31, 2004			December 31, 2003		
	Cost	**Accumulated depreciation**	**Book value**	**Cost**	**Accumulated depreciation**	**Book value**
Buildings and installations	503,839	(219,105)	284,734	515,700	(202,466)	313,234
Office furniture and equipment	316,828	(248,741)	68,087	294,204	(233,119)	61,085
Land	56,210	-	56,210	54,221	-	54,221
Other assets	44,296	(1,887)	42,409	42,004	(1,487)	40,517
	921,173	(469,733)	451,440	906,129	(437,072)	469,057

At December 31, 2004, Property and equipment, including buildings, installations and land amounting to Bs 340,944 million, has an estimated market value of Bs 415,085 million, calculated by independent appraisers in June 2003.

b) Other assets

(Millions of constant bolivars at December 31, 2004)	**2004**	**2003**
Goodwill, net of accumulated amortization		
Interbank, C.A. (Banco Universal)	241,306	256,373
Seguros Orinoco, C.A.	32,475	33,995
Seguros Mercantil, C.A.	8,939	9,783
	282,720	300,151
Deferred expenses, net of accumulated amortization	40,380	54,926
Insurance premiums receivable	44,232	41,647
Systems development, net of accumulated amortization	23,088	40,596
Deferred income tax	35,296	33,091
Accounts receivable	19,921	21,515
Other prepaid expenses	15,959	15,977
Other	12,643	11,039
Prepaid taxes	8,700	7,981
Prepaid advertising	3,254	7,514
Advances for acquisition of property	4,361	5,148
Pending items	4,547	5,108
Stationery and office supplies	2,693	4,404
Accounts receivable from other credit card issuing institutions	4,396	2,557
Banco Mercantil main office, branch and agencies	-	485
Other items to be adjusted from transactions with derivative instruments	1,051	2,344
	503,241	554,483
Allowance for estimated losses on other assets	(3,837)	(10,001)
	499,404	544,482



Avenida Andrés Bello N° 1, Edificio Mercantil
Caracas 1050, Venezuela. Phone: (58-212) 503.1111